   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 1997

                                                      REGISTRATION NO. 333-34397
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                STERI-OSS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          3843                         13-3915553
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                            ------------------------

                              22895 EASTPARK DRIVE
                         YORBA LINDA, CALIFORNIA 92887
                                 (714) 282-6515
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                              KENNETH A. DARIENZO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                STERI-OSS, INC.
                              22895 EASTPARK DRIVE
                         YORBA LINDA, CALIFORNIA 92887
                                 (714) 282-6515
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:


         FREDERIC A. RANDALL, JR., ESQ.                     BARBARA L. BORDEN, ESQ.
        BROBECK, PHLEGER & HARRISON LLP                        COOLEY GODWARD LLP
        4675 MACARTHUR COURT, SUITE 1000                4365 EXECUTIVE DRIVE, SUITE 1100
        NEWPORT BEACH, CALIFORNIA 92660                   SAN DIEGO, CALIFORNIA 92121
                 (714) 752-7535                                  (619) 550-6000


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 Subject to Completion, Dated December 29, 1997

PROSPECTUS


                                3,000,000 Shares


                                [STERI-OSS LOGO]

                                  Common Stock

                          ---------------------------


     All of the 3,000,000 shares of Common Stock offered hereby (the "Offering") are being sold by Steri-Oss, Inc. ("Steri-Oss" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "STRI."



     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 6.



  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.



===============================================================================================
                                                           Underwriting
                                         Price to            Discounts          Proceeds to
                                          Public        and Commissions(1)      Company(2)
-----------------------------------------------------------------------------------------------
Per Share..........................       $                   $                   $
-----------------------------------------------------------------------------------------------
Total(3)...........................    $                   $                   $
===============================================================================================



(1) For information regarding indemnification of the Underwriters, see "Underwriting."



(2) Before deducting expenses of the Offering payable by the Company, estimated at $1,000,000.



(3) The Company has granted to the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 450,000 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total
     Price to Public will be $          , the Underwriting Discounts and
     Commissions will be $          and the Proceeds to the Company will be
     $          . See "Underwriting."


                          ---------------------------


     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York, on or about
            , 1998.


                          ---------------------------


UBS Securities                                                       Furman Selz



               , 1998

  [COLOR PHOTOS CONSIST OF THE COMPANY'S IMPLANTS, CORPORATE HEADQUARTERS, CNC MACHINES AND OTHER MANUFACTURING EQUIPMENT, A CLEAN ROOM TECHNICIAN AND IN-HOUSE
                             TRAINING FACILITIES.]

                            ------------------------



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Steri-Oss, Inc. currently conducts its business through its wholly-owned subsidiaries.


                                  THE COMPANY


     Steri-Oss, Inc. develops, manufactures and markets a broad line of dental implant systems. Dental implants are small titanium screws or cylinders that are surgically placed directly into the jaw and are used to replace missing teeth. The Company believes that its dental implant systems are superior to traditional restorative treatments such as bridges and dentures because the permanent nature of dental implants permits patients to regain most of the functionality of their natural teeth. Dental implants also may reduce the progressive atrophy of the jaw often caused by the absence of teeth. The Company has experienced significant growth over the last several years. The Company's net sales increased to $32.2 million for 1996 from $16.8 million for 1993. Net sales also increased 25.5% to $29.4 million for the nine months ended September 30, 1997 from $23.4 million for the comparable nine month period in 1996.



     The American Dental Association estimates that 110 million people in the United States are missing one or more teeth, representing approximately 40% of the United States population. Traditional restorative alternatives to address tooth loss have consisted primarily of dentures and bridges. Since the introduction of the first modern dental implants in 1982, implants have continued to gain acceptance as an attractive alternative to dentures and bridges. Medical Data International ("MDI") estimates that dental implant sales in the United States exceeded $130 million in 1996 and are expected to grow at a rate of approximately 6% per year. The Company estimates that sales of dental implants outside the United States were approximately $250 million in 1996 and are expected to grow at a rate of approximately 10% per year.



     The Company markets its products to dental professionals involved in the implant procedure, including oral surgeons, periodontists and implantologists who typically perform the implant surgery, as well as general dentists and prosthodontists who often prepare the crown or other prosthetic device that is affixed on top of the abutment. The Company currently distributes its products in the United States and Canada through its direct sales force consisting of more than 40 persons, which the Company believes is the largest North American direct sales force for dental implant products. The Company markets its products internationally (outside the United States and Canada) in more than 35 countries through 26 exclusive independent distributors. The Company seeks to build upon customer loyalty by providing high quality customer service and support. In addition to its educational courses and training seminars, the Company offers to send a technical sales representative to assist dental professionals with their first implant procedure using Steri-Oss products.



     The Company's objective is to become the leading worldwide developer, manufacturer and marketer of dental implants and related products, while increasing its profitability. The Company believes that over the last three years, it has been one of the fastest growing participants in the United States implant market. Furthermore, as a result of the Company's acquisition of the dental business of Interpore International ("Interpore") in May 1997, the Company believes its implant unit sales, on a combined basis in the United States in 1995, exceeded those of any of its competitors. To achieve its objective, the Company intends to: (i) increase market share in the United States and foreign markets; (ii) continue to develop innovative implant products; (iii) expand into additional dental specialty markets; (iv) acquire complementary dental implant businesses, products and technologies and (v) continue to improve operating efficiencies.



     The Company's predecessor sold its first dental implant in 1986 and was acquired by the Company from Bausch & Lomb Incorporated ("Bausch & Lomb") in November 1996 (the "Acquisition"). In connection with the Acquisition, the Company incurred $39.5 million of debt and issued $35.2 million of mandatorily redeemable Preferred Stock. In addition, $59.2 million of tax-deductible goodwill was recorded in connection with the Acquisition. Upon consummation of the Offering, approximately $15.5 million of debt and accrued interest will be retired and approximately $10.0 million of Class B 8% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") will be redeemed, together with accrued interest and dividends. The holders of Class A 8.8% Cumulative Redeemable Preferred Stock (the "Class A Preferred Stock") and Class C 8.0% Junior Cumulative Redeemable Preferred Stock (the "Class C Preferred Stock") have agreed to convert all of their shares of Preferred Stock into Common Stock upon consummation of the Offering, in lieu of exercising their redemption rights.

                                  THE OFFERING


Common Stock Offered by the Company...........  3,000,000 shares
Common Stock Outstanding after the Offering...  10,056,719 shares (1)
Use of Proceeds...............................  The Company intends to use the net proceeds from the Offering to repay indebtedness, to
                                                redeem all outstanding shares of Class B
                                                Preferred Stock and for general corporate
                                                purposes, including working capital
                                                requirements. See "Use of Proceeds."
Proposed Nasdaq National Market symbol........  STRI


---------------


(1) Excludes (i) 400,000 shares of Common Stock reserved for issuance under the 1997 Stock Incentive Issuance Plan (the "1997 Plan"), which includes options to purchase 330,000 shares of Common Stock outstanding as of December 15, 1997 that were granted at an exercise price equal to the initial public offering price in the Offering and (ii) outstanding options to purchase 733,344 shares of Common Stock granted at a weighted average exercise price of $0.58 per share. See Note 9 of Notes to Consolidated Financial Statements.

                            ------------------------


     Unless otherwise indicated, all references to the "Company" and "Steri-Oss" refer to Steri-Oss, Inc. and its combined subsidiaries and predecessors. Because the Company uses a 52/53 week fiscal year, fiscal periods may not end on the same day as the end of the respective calendar periods. For convenience of presentation, the consolidated financial data throughout this Prospectus has been shown as of and for the last day of the applicable period unless otherwise indicated. Except as otherwise indicated, the information contained in this Prospectus gives effect to the 50-for-1 stock split effected in October 1997 and assumes: (i) the conversion (the "Preferred Stock Conversion") of 22,000 shares of the Company's Class A Preferred Stock and 3,185 shares of the Company's Class C Preferred Stock into an aggregate of 2,256,719 shares of Common Stock upon consummation of the Offering (assuming an initial public offering price of $12.00 per share), (ii) the redemption upon consummation of the Offering of all outstanding shares of Class B Preferred Stock, (iii) the exercise of outstanding warrants to purchase 4,750,000 shares of Common Stock prior to the consummation of the Offering, (iv) no exercise of outstanding options to purchase 1,063,344 shares of Common Stock and (v) no exercise of the Underwriters' over-allotment option.



     The Company's principal executive offices are located at 22895 Eastpark Drive, Yorba Linda, California 92887. The Company's telephone number is (714) 282-6515.



     Steri-Oss(R), EZ Steps(R) and Replace(TM) are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


                                                                                                 COMPANY
                                           PREDECESSOR(1)                 -----------------------------------------------------
                             ------------------------------------------                                    NINE MONTHS ENDED
                                                            JANUARY 1     NOVEMBER 16     PRO FORMA          SEPTEMBER 30,
                              YEARS ENDED DECEMBER 31,       THROUGH        THROUGH       YEAR ENDED    -----------------------
                             ---------------------------   NOVEMBER 15,   DECEMBER 31,   DECEMBER 31,   PRO FORMA    PRO FORMA
                              1993      1994      1995         1996           1996         1996(2)       1996(3)     1997(3)(4)
                             -------   -------   -------   ------------   ------------   ------------   ----------   ----------
                                                      (in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Net sales..................  $16,845   $22,168   $27,361     $ 28,108        $4,089       $   32,197    $   23,387   $   29,361
Gross profit...............   11,718    15,502    19,496       20,678         2,733           23,411        17,250       21,343
Selling, general and
  administrative expense...    8,698    11,393    14,241       14,791         1,929           17,219        12,626       16,313
Research and development
  expense..................    1,618     1,781     2,225        2,116           352            2,468         1,775        1,942
Noncash compensation
  expense..................       --        --        --           --            --               --            --          569
Income from operations.....    1,402     2,328     3,030        3,771           452            3,724         2,849        2,519
Interest expense...........       50        --        --           --         1,065            2,507         1,858        1,858
Income before income
  taxes....................    1,352     2,328     3,030        3,771          (613)           1,217           991          661
Net income.................  $   516   $ 1,075   $ 1,458     $  1,919        $ (613)      $      730    $      595   $      397
                             =======   =======   =======      =======        ======         ========       =======      =======
Net income per share(5)....                                                               $     0.07    $     0.06   $     0.04
                                                                                            ========       =======      =======
Shares outstanding(5)......                                                               10,754,618    10,754,618   10,754,618
OTHER DATA:
Depreciation...............  $   161   $   363   $   595     $    712        $  132       $      844    $      558   $      905
Amortization(6)............      738       868       941          912           211            1,622         1,209        1,294



                                                                                                          AT SEPTEMBER 30, 1997
                                                                                                        -------------------------
                                                                                                        ACTUAL    PRO FORMA(7)(8)
                                                                                                        -------   ---------------
BALANCE SHEET DATA:

Cash and cash equivalents.............................................................................  $   524     $     2,524
Working capital.......................................................................................    2,578           5,129
Total assets..........................................................................................   84,172          83,640
Total long-term debt(9)...............................................................................   77,702          25,689
Total stockholders' equity (deficit)..................................................................   (2,171)         49,861


---------------


(1) Represents the historical financial data of the Company's predecessor, Steri-Oss, Inc. ("S-O"), a wholly-owned subsidiary of Bausch & Lomb.



(2) The financial data for the period from January 1, 1996 through November 15, 1996 for S-O and from November 16, 1996 through December 31, 1996 for the Company has been combined and adjusted to give effect to the Acquisition, the Preferred Stock Conversion, the Offering and the application of the net proceeds of the Offering, as if each had occurred on January 1, 1996, to present the pro forma operating results for the year ended December 31, 1996. The Acquisition was accounted for as a purchase for financial reporting purposes.



(3) The pro forma statement of operations data for the nine months ended September 30, 1996 reflects adjustments as if the Acquisition, the Preferred Stock Conversion, the Offering and the application of the net proceeds of the Offering had occurred on January 1, 1996. The pro forma statement of operations data for the nine months ended September 30, 1997 reflects adjustments as if the Preferred Stock Conversion, the Offering and the application of the net proceeds of the Offering had occurred on January 1, 1996. Excludes the effect of the extraordinary charge described in footnote 7 below.



(4) The financial data for the nine months ended September 30, 1997 includes the results of operations of the dental business of Interpore subsequent to its acquisition in May 1997. This acquisition was accounted for as a purchase for financial reporting purposes.



(5) Share and per share data are not considered meaningful since S-O operated as a wholly-owned subsidiary of Bausch & Lomb from 1993 through November 15, 1996. Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and the application of the net proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $12.00 per share.



(6) Pro forma data includes the effect of amortization over a 40 year period of $59.2 million of tax-deductible goodwill (approximately $1.5 million annually) recorded in connection with the Acquisition.



(7) The pro forma balance sheet data reflects adjustments as if the Preferred Stock Conversion and the Offering and the application of the net proceeds therefrom had occurred on September 30, 1997 and includes the effect of an extraordinary charge of $7.5 million, net of the related tax benefit, relating to (i) the elimination of deferred financing costs of $4.6 million associated with the repayment of the Company's 16% Series A Subordinated Note and 14% Series B Subordinated Notes (collectively, the "Subordinated Notes") and a portion of the Company's secured credit facility (the "Bank Facility") with Union Bank of California, N.A. ("Union Bank") and First Source Financial LLP and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge of $1.9 million related to the Preferred Stock Conversion and (iii) the prepayment penalties of $1.0 million incurred in connection with the repayment of the Subordinated Notes. See "Unaudited Pro Forma Consolidated Financial Data."



(8) Includes the effect of a compensation charge of $1.3 million related to options granted below the fair value per share at the date of grant, which options are either fully vested or vest immediately upon consummation of the Offering. See "Unaudited Pro Forma Consolidated Financial Data."



(9) Includes current portion of long-term debt and mandatorily redeemable

    Preferred Stock.

                                  RISK FACTORS


     Prospective investors in the shares of Common Stock offered hereby should carefully consider the following risk factors, in addition to the other information contained in this Prospectus.



     Highly Competitive Industry. The dental implant industry is characterized by intense competition. Steri-Oss competes directly with a number of companies offering dental implants and related products both in the United States and abroad, including Nobel Biocare AB, Friatec AG, Implant Innovations, Inc. ("3i") and Sulzer Calcitek Inc., certain of which have substantially greater financial, marketing, sales, distribution and development resources than the Company. Such competitors may be able to devote greater resources to the development, promotion, sale and support of their products than the Company. Certain of the Company's competitors also have established a greater international presence than the Company. In several countries, including Germany and Switzerland, the Company competes with companies that are based in such countries. The competitors' local presence in such markets may provide them with a competitive advantage over the Company. In addition, several competitors in foreign markets sell directly in such markets, which may be more effective than the Company's indirect distribution channels in such markets. Increased competition or the failure to compete effectively in the dental implant industry may result in price reductions, reduced profit margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company's products also compete against alternative restorative treatments such as bridges and dentures, which are generally less expensive to the patient, are less invasive and can be implemented more quickly. New restorative technologies may be developed that are as effective as, or more effective or easier to use than, those offered by the Company, which could render the Company's products less competitive or obsolete. See
"Business -- Competition."


     Extensive Government Regulation of Medical Devices and Continuing Compliance Requirements. The Company's products are subject to extensive regulation by the United States Food and Drug Administration (the "FDA") and certain other federal, state and local governmental authorities and similar regulatory agencies in other countries. Such regulations cover the testing, manufacture, labeling, distribution and promotion of medical devices and record-keeping with respect thereto. The process of obtaining marketing clearances and approvals from the FDA for new products or enhancements to existing products can be time-consuming and expensive, and there is no assurance that such clearances will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of products by the Company. Since January 1, 1994, the Company has obtained FDA clearance of 34 Section 510(k) premarket notifications ("510(k)") covering a broad range of products. In the future, the FDA may require the submission of a premarket approval application ("PMA") for certain dental implants, which approval process is time-consuming, costly and would result in a diversion of management's efforts. While the Company has been collecting clinical data to support a potential PMA, there can be no assurance that the Company would receive a PMA approval, if required, for its dental implant products on a timely basis, if at all.


     Governmental regulation may also prevent or substantially delay the marketing of the Company's proposed products, cause the Company to undertake costly procedures and furnish a competitive advantage to certain of the Company's competitors who have greater financial, administrative and research and development resources. After approval, the FDA may require post-marketing approval surveillance programs to monitor the effects of an approved medical device. FDA approval may be withdrawn for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. In addition, product modifications may require the submission of a new 510(k) or PMA supplement and future products may require 510(k) clearance or PMA approval. There can be no assurance that marketing clearances or approvals will be obtained on a timely basis or at all. Delays in receiving, the failure to receive or the cost of complying with such clearances or approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also subject to periodic inspection by the FDA and state agencies such as the Food and Drug Branch of the California Department of Health Services to determine whether the Company is in compliance with various regulations relating to medical device manufacturing, including the FDA's Quality

System Regulations ("QSR"), formerly known as the Good Manufacturing Practices regulations, which govern manufacturing, design, testing, quality control and product labeling of medical devices. In connection with the FDA's inspection of the Company's facilities in April 1997, the FDA issued a warning letter to the Company citing the Company's failure to comply with certain provisions of the regulations. The warning letter did not prohibit the Company from obtaining premarket clearance or approval for new products nor did it require the Company to withdraw or remove any of its products from the market. While the Company believes that it has taken appropriate corrective actions to address each of the violations cited in the warning letter, there can be no assurance that the FDA will issue a compliance letter on a timely basis, if at all. Any failure by the Company to remedy the citations in the warning letter to the satisfaction of the FDA could prevent or significantly limit the Company's ability to market its products in the United States until such citations have been corrected to the satisfaction of the FDA and result in the recall or seizure of products, the total or partial suspension of production, civil penalties, fines or criminal prosecution.


     The Company must comply with similar registration requirements of foreign governments and with import and export regulations when distributing its products to foreign nations. Each foreign country's regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort to obtain and maintain. The regulation of medical devices in a number of such jurisdictions, particularly in the European Union, continues to develop and there can be no assurance that new laws or regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. Noncompliance with state, local, federal or foreign regulatory requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, delay or denial or withdrawal of premarket clearance or approval of devices and criminal prosecution. See "Business -- Government Regulation."


     Fluctuations in Quarterly Operating Results. The Company has experienced and may in the future continue to experience significant fluctuations in revenues and operating results from quarter to quarter as a result of a number of factors including, without limitation: competition; changes in regulatory requirements or other regulatory issues; the volume and timing of orders from, and shipments to, international distributors; market acceptance of the Company's products; changes in pricing policies or price reductions by the Company or its competitors; variations in the Company's distribution channels or the mix of product sales; the timing of new product announcements and product introductions by the Company or its competitors; product obsolescence resulting from new product introductions or changes in customer demand; expenses associated with the acquisition of technologies or businesses and currency fluctuations. While the Company engages in price discounting from time to time, particularly for its surgical instruments, significant discounts in a particular quarter could adversely affect the results of operations for such quarter. In addition, significant and continuing discounts due to competition or other factors could adversely affect the Company's business, financial condition and results of operations. The Company has from time to time experienced decreased net sales in the third quarter of each year compared to the second quarter due in part to fewer implant procedures performed during the summer vacation months. The Company has also experienced flat to slightly decreased net sales in the first quarter of each year compared to the prior fourth quarter due in part to some increases in net sales during the fourth quarter largely as a result of the Company's increased marketing activities in the latter portion of the year. The impact of the foregoing factors may cause the Company's operating results to be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. Quarterly results are not necessarily indicative of future performance for any particular period, and there can be no assurance that the Company will attain or sustain growth in net sales and profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



     Uncertain Market Acceptance; Limited Insurance Coverage. Dental implants have historically constituted a small percentage of the total market for dental restorative products and represent a relatively new form of dental restorative treatment. The dental implant procedure is invasive and typically takes three to six months to complete, and may take up to nine months in certain circumstances. This procedure also involves several consultations with the patient's dentist and one or more surgical procedures. In addition, in the United States and most other countries, dental implants and related procedures generally are not covered under private or government sponsored health care plans, or, if covered, are subject to a cap on coverage that only covers a portion of the cost to the patient. Many competing products, such as bridges and dentures, are covered under such plans and are, in general, less expensive than dental implants. There can be no assurance concerning the extent to which the Company's implant products will be reimbursed under health care plans in the future. The absence of insurance coverage and the cost of implants may adversely impact the market for dental implants. Due to the foregoing factors, there can be no assurance that the demand for implant products such as the Company's will continue at current levels or will increase relative to the demand for alternative restorative products. See "Business -- Industry Background" and
"-- Customers, Marketing and Sales."



     High Degree of Leverage; Future Capital Requirements. The Company has expended, and expects to continue to expend in the future, substantial funds to pursue product development and acquisition efforts, expand its sales and marketing activities and expand its manufacturing capabilities. Following the Offering, the Company will be highly leveraged. After the net proceeds of the Offering are applied to repay indebtedness under the Company's Subordinated Notes and a portion of its Bank Facility, the Company expects that it will have $25.7 million outstanding under the Bank Facility. While the Company has received a commitment letter from Union Bank for the establishment of a new revolving line of credit (the "New Facility") to replace the Bank Facility, the New Facility is subject to certain conditions and there can be no assurance that the New Facility will be issued. The Company's failure to obtain the New Facility would have a material adverse effect on the Company's business and ability to implement its business strategy. The Company's future capital requirements and the adequacy of available funds will depend on numerous factors which are difficult to predict, including the timing and cost of acquisitions, efforts to expand manufacturing and marketing and costs of product development. If funds available under the Bank Facility or the New Facility and cash flows from operations are insufficient to meet current or planned operating requirements, the Company will be required to obtain additional funds through equity or debt financings or through other sources. The terms of any equity financings may be dilutive to stockholders and the terms of any debt financings may contain restrictive covenants which limit the Company's ability to pursue certain courses of action. In addition, the Bank Facility and the New Facility limit the Company's ability to incur debt other than pursuant to the facility and require significant prepayment upon the closing of certain equity financings. There can be no assurance that additional funding will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to forego strategic acquisitions or delay, scale-back or eliminate certain aspects of its operations, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."



     Risks Associated with Acquisitions. The Company's business strategy includes the expansion of its product offerings, distribution channels, and market share through acquisitions. Acquisitions involve numerous risks, such as difficulties in the assimilation of the operations, products and personnel of the acquired companies, the ability to manage effectively geographically remote units, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has limited or no direct experience, and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, reduction of existing cash balances, amortization expenses related to goodwill and other intangible assets and other effects on the Company that may materially adversely affect the Company's results of operations. The Company is currently in negotiations for the acquisition of manufacturing operations in Germany and certain license and distribution rights for related dental implant technologies and products. Negotiations for this transaction are still at an early stage. If the transaction is consummated, it could result in cash payments by the Company of up to $6.5 million, as well as additional royalty payments in the form of cash and warrants to purchase the Company's Common Stock. However, the proposed transaction contains several independent components and it is not certain as to what components, if any, will ultimately be consummated. Although management expects to analyze any opportunity carefully before committing the Company's resources, no assurances can be given as to the effect of any acquisition on the Company's business, financial condition and results of operations. See
"Business -- Strategy."



     Dependence on Independent International Distributors. In addition to utilizing a direct sales force in North America, the Company markets and sells its products through 26 independent distributors in more than 35 foreign countries. Approximately 41.2% and 40.0% of the Company's net sales during 1996 and for the nine month period ended September 30, 1997, respectively, were generated in international markets. The Company anticipates that a significant percentage of its net sales will come from international markets in the future. The Company relies on its international distributors to obtain any necessary regulatory approvals in the foreign countries in which they operate. The Company does not have any long-term agreements with any of its distributors, and there can be no assurance that the Company's distributors will continue to market the Company's products or have the financial stability to assure their continuing presence in their respective markets. A distributor's inability or unwillingness to perform its obligations, or a disruption in the Company's relationship with a distributor, could result in a substantial delay in the Company's international efforts in the distributor's applicable territory. There can be no assurance that the Company will be able to replace any of its current distributors or that any such replacement will be able to obtain the necessary regulatory approvals to conduct business in the applicable territory. There can also be no assurance that the Company can retain qualified distributors in any additional territories targeted by the Company. As a result, there can be no assurance that the Company will maintain or increase its market share for dental implants in international markets. See "Business -- Customers, Marketing and Sales."



     Risks Relating to International Operations. International operations involve a number of significant risks, including, but not limited to, governmental regulations, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in managing international operations, import restrictions and fluctuations in foreign currency exchange rates. Although the Company's international sales are currently denominated in United States dollars, fluctuations in currency exchange rates have, from time to time, caused the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in the Company's net sales or profitability in that country. Furthermore, future international activity may result in foreign currency denominated sales and, in such event, gains and losses on the conversion to United States dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations. There can be no assurance that fluctuations in currency rates will not adversely impact the Company's business, financial condition and results of operations in the future. The international nature of the Company's business subjects it and its distributors to the laws and regulations of the foreign jurisdictions in which they operate and in which the Company's products are sold. See
"Business -- Government Regulation."



     Dependence on Significant Customer. Metaux Precieux Metalor Deutschland GmbH ("Metalor"), a distributor of dental alloys and instruments, accounted for approximately 8.2% of the Company's net sales during 1996 and 9.7% during the nine month period ended September 30, 1997. In 1990, the Company entered into an exclusive one year distribution agreement with Metalor to distribute the Company's products in Germany and the Netherlands, which agreement automatically renews each July for successive one year terms unless the Company and Metalor cannot agree to purchase terms for the following year. The Company also entered into similar exclusive distribution agreements with certain affiliates of Metalor who distribute the Company's products in France, Switzerland and the United Kingdom. Metalor and its three affiliates collectively accounted for approximately 12.1% of the Company's net sales during 1996 and 13.1% of the Company's net sales during the nine months ended September 30, 1997. If Metalor and its affiliates were to cease marketing the Company's products for any reason, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Business -- Customers, Marketing and Sales."



     Product Liability Risks. The nature of the Company's business subjects the Company to the risk of product liability claims that may involve significant defense costs. From time to time, the Company has been the subject of such claims. Bausch & Lomb has agreed to indemnify the Company up to an aggregate amount of $28.5 million against any claims and losses from defects in the design, manufacture or production of any product sold by S-O prior to the Acquisition. While the Company currently has one product liability claim pending, the Company believes Bausch & Lomb is contractually obligated to indemnify the Company for this claim. There can be no assurance that product liability claims will not be asserted against the Company in the future. Although the Company maintains product liability insurance, there can be no assurance that this coverage will be adequate to protect the Company against future product liability claims. In addition, product liability insurance is expensive and there can be no assurance that, in the future, product liability insurance will be available to the Company in amounts or on terms satisfactory to the Company, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Product Liability and Legal Proceedings; Insurance."


     Risk of Interruption of Manufacturing. The Company's manufacturing facilities include a Class 10,000 clean room and extensive specialized equipment, and are subject to the current QSR regulations. The cutting, machining and initial cleaning of the Company's products take place at leased facilities a short distance from the Company's headquarters in Yorba Linda, California. Final cleaning, sterilization, assembly (in certain circumstances), packaging, coating and testing take place at the Company's headquarters. If a disaster (such as an earthquake or fire) were to destroy or significantly damage its facilities, the Company would need to repair its existing facilities or develop a new facility and obtain the necessary regulatory approvals of the facility, which could take a substantial period of time. Customer orders would have to be supplied from limited inventory. While the Company has business interruption insurance to cover a portion of this loss, such insurance would not compensate the Company for the loss of opportunity and the potential adverse impact on relations with existing customers created by an inability to deliver its products. The loss of the Company's manufacturing capability from a disaster would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."



     Dependence on Proprietary Rights. The Company relies to some extent on proprietary technology, which it protects primarily through trade secrets, licensing arrangements, patents, non-disclosure agreements and other intellectual property laws. The Company also seeks to protect its brand names through registered and common law trademarks. The Company currently holds five United States patents relating to its products and has applications pending for seven additional United States patents. In addition, the Company currently licenses a number of patents relating to the DIA Anatomic Abutment and Bio-Esthetic Abutment systems and the Immediate Impression Implant. There can be no assurance that any future patents or licenses will be issued, that any issued patents or other intellectual property rights of the Company will provide meaningful protection for the Company's proprietary technology or that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation by third parties in the United States or abroad. In addition, the Company has been subject to infringement claims in the past, and there can be no assurances that infringement claims will not be asserted against the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation and a diversion of management's efforts, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. Furthermore, if infringement was established, the Company could be required to pay damages or be enjoined from making, using or selling the infringing product. Any of the foregoing could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Proprietary Rights."



     Dependence Upon Key Personnel and Consultants. The Company's success depends in significant part upon the continued service of its key management and marketing personnel, particularly its executive officers. The Company is dependent on its ability to identify, hire, train, integrate, retain and motivate high quality personnel. The industry in which the Company competes is characterized by intense competition for skilled personnel. The Company's employees may terminate their employment with the Company at any time. Accordingly, there can be no assurance that any of the Company's current employees will continue to work for the Company. The Company relies, in part, on its relationships with consultants in the dental industry to gain and maintain brand recognition and customer loyalty. Loss of services of key employees or key consultants could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."



     Control by Directors, Executive Officers and Affiliated Entities. The Company's directors, executive officers and certain of their affiliates will, in the aggregate, beneficially own approximately 51.8% of the Company's outstanding shares of Common Stock following the completion of the Offering. The 1818 Fund II, L.P., which is represented by three members of the Company's Board of Directors, Messrs. Cowen, Grist and Long, will beneficially own 41.3% of the Company's outstanding shares of Common Stock following the completion of the Offering. This stockholder would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Certain Transactions" and "Principal Stockholders."



     Benefits of Offering to Certain Affiliates and Stockholders of the Company. The Offering will provide several significant benefits to certain affiliates and stockholders of the Company. In particular, all of the outstanding shares of Class A Preferred Stock and Class C Preferred Stock will be automatically converted into an aggregate of 2,256,719 shares of Common Stock upon consummation of the Offering pursuant to the Preferred Stock Conversion. The conversion price will be equal to 93% of the initial public offering price in the Offering. The sole holder of the Class A Preferred Stock is The 1818 Fund II, L.P. Holders of the Class C Preferred Stock include (i) Anvers, L.P., an affiliate of Furman Selz LLC, one of the Underwriters, (ii) a Managing Director of Furman Selz LLC and (iii) Henry Wendt and Douglas E. Rogers, directors of the Company. In addition, the Company plans to use approximately $17.8 million of the net proceeds from the Offering to repay the Company's indebtedness under its Subordinated Notes and a portion of the Bank Facility, including accrued interest and prepayment penalties. Holders of the Company's Subordinated Notes include Exeter Equity Partners, L.P., Exeter Venture Lenders, L.P. and The Equitable Life Assurance Society of the United States. Finally, the Company intends to use approximately $10.0 million of the net proceeds of this Offering to redeem all of the outstanding shares of Class B Preferred Stock, all of which shares are held by Bausch & Lomb. See "Use of Proceeds" and "Certain Transactions."



     No Prior Public Market; Possible Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained for the Common Stock after the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The stock market has experienced extreme price and volume fluctuations that have, in the past, particularly affected the market price for many medical device companies, and that have, on occasion, been unrelated to the operating performance of these companies. These broad market fluctuations, as well as other factors, may adversely affect the market price of the Company's Common Stock. The Company's net sales or results of operations in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. Furthermore, factors such as announcements of acquisitions; general economic conditions; quarterly fluctuations in financial results and market conditions for stocks similar to that of the Company; new products or product enhancements by the Company or its competitors; developments in patents or other intellectual property rights; changes in the Company's relationships with distributors and suppliers and other factors could have significant impact on the market price of the Common Stock.



     Environmental Regulations. The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling and disposal of toxic or other hazardous substances, chemicals, materials or waste. Small amounts of hazardous substances are used in the Company's manufacturing process, and the Company contracts with third parties for the disposal of such waste. Any failure to comply with current or future regulations could result in civil penalties or criminal fines being imposed on the Company, or its officers, directors or employees, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur expenses to comply with environmental regulations. Any failure by the Company to properly manage the use, disposal or storage of, or adequately restrict the release of, hazardous or toxic substances could subject the Company to significant liabilities. See "Business -- Manufacturing."



     Potential Anti-Takeover Effects of Delaware Law and the Company's Certificate of Incorporation and Bylaws. The Company's Board of Directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of Preferred Stock in one or more classes or series, and to fix the rights and preferences of such Preferred Stock. The Company's Certificate of Incorporation, as amended, (the "Certificate") provides for staggered terms for members of the Board of Directors and does not permit stockholders to act without a meeting. The Company is also subject to provisions of Delaware corporate law that, subject to certain exceptions, will prohibit the Company from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of the Company's Common Stock (an "Interested Stockholder") for a period of three years following the time that such person became an Interested Stockholder, unless the business combination is approved in a prescribed manner. In addition, the Company's bylaws, as amended (the "Bylaws"), establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of Delaware law and of the Company's Certificate and Bylaws may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the prevailing market price and may adversely affect the market price, and the voting and other rights of the holders, of the Common Stock. See "Description of Capital Stock."


     Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock and the ability of the Company to raise additional capital. Upon the completion of the Offering, the Company will have a total of 10,056,719 shares of Common Stock outstanding, of which only the 3,000,000 shares offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 7,056,719 shares are "restricted securities" as defined by Rule 144 promulgated under the Securities Act, of which 4,800,000 shares will be eligible for sale in the public market in reliance on Rule 144 (subject to the volume and other applicable restrictions of Rule 144) commencing 90 days following the date of this Prospectus. The holders of 4,750,000 of such shares, however, have agreed not to dispose of their shares until 180 days after the date of this Prospectus. Upon the consummation of the Offering, approximately 1,063,344 shares will be issuable upon exercise of outstanding options, all of which will be subject to lock-up agreements. Following the Offering, the Company intends to file a registration statement covering shares of Common Stock reserved for issuance under outstanding options and under the 1997 Plan. Subject to Rule 144 volume limitations applicable to affiliates, such shares will be available for sale in the open market at the time they are exercised by the holder thereof. See "Management -- Compensation Plans and Arrangements," "Principal Stockholders" and "Shares Eligible for Future Sale."



     Risk of Substantial Dilution. Purchasers of the Common Stock in the Offering will suffer an immediate and substantial dilution of $13.31 per share in the pro forma net tangible book value of the Common Stock from the initial public offering price. Moreover, to the extent outstanding options or warrants to purchase the Company's Common Stock are exercised in the future, there will be further dilution. See "Dilution."



     Forward-Looking Statements. This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including, among others, the projected growth rate of the dental implant market, the average selling prices of the Company's products, the anticipated cash flows from operations, the anticipated growth rate for the Company's domestic and international sales, and the Company's ability to execute its business strategies. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from the Company's expectations, including the risk factors discussed in this Prospectus and other factors, many of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $32.5 million ($37.5 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.



     The Company intends to use approximately $12.9 million of the net proceeds of the Offering to repay the Subordinated Notes. Assuming the Offering closes on February 9, 1998, the Company estimates that it will be required to pay approximately $2.6 million of accrued dividends on the Preferred Stock, approximately $551,000 of accrued interest on the Subordinated Notes and the Bank Facility and approximately $1.8 million of prepayment penalties in connection with the early retirement of the Subordinated Notes. Interest on the Subordinated Notes is payable in quarterly installments and the outstanding principal amounts are due and payable in May 2003. The proceeds from the Subordinated Notes were used to fund the Acquisition in November 1996. The Company also intends to use approximately $10.0 million of the net proceeds from the Offering to redeem all of the outstanding shares of Class B Preferred Stock. See "Certain Transactions."



     The Company intends to use approximately $2.0 million of the net proceeds of the Offering to repay the outstanding balance on the working capital line under the Bank Facility and approximately $600,000 of the net proceeds of the Offering to repay a portion of the $17.4 million revolving credit line under the Bank Facility. The Bank Facility also includes a $7.5 million term loan, (of which $7.4 million was outstanding at September 30, 1997) and a $3.0 million capital expenditure line (of which $1.4 million was outstanding at September 30, 1997), both of which will remain outstanding following the Offering. Interest accrues on such indebtedness as follows: (i) the reference rate announced by the First Bank of Chicago as its base rate (the "Reference Rate") plus 1.5% per annum or LIBOR plus 3.0% per annum on the revolving credit line, (ii) the Reference Rate plus 2.0% per annum or LIBOR plus 3.75% per annum on the term loan, (iii) the Reference Rate plus 1.5% per annum or LIBOR plus 2.75% per annum on the working capital line and (iv) the Reference Rate plus 1.5% per annum or LIBOR plus 3.0% per annum on the capital expenditure line. The outstanding principal amounts on the revolving credit line, term loan, working capital line and capital expenditure line are currently due on November 15, 2001, November 15, 2002, November 15, 1999 and November 15, 2002, respectively. The proceeds from the capital expenditure line were used to fund the Company's acquisition of certain manufacturing equipment, including the Computer Numerical Controlled ("CNC") machines. The proceeds of the working capital line were used for general working capital purposes, and approximately $1.5 million of the revolving credit line was used to fund the acquisition of Interpore. Substantially all of the remaining proceeds of the Bank Facility were used to fund the Acquisition in November 1996. The Company has received a commitment letter from Union Bank for the establishment of a $40.0 million revolving line of credit to replace the Bank Facility, which line of credit is subject to the completion of the Offering and the satisfaction of certain other conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Any remaining proceeds from the Offering will be used for working capital and other general corporate purposes. Pending the uses outlined above, the net proceeds are expected to be invested in short-term, interest-bearing investment grade or United States government securities.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock. The Company currently intends to retain earnings to finance its operations and future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's Bank Facility and the Subordinated Notes prohibit, and the Company's proposed bank facility may limit, the payment of dividends without the consent of the lenders thereunder.

                                 CAPITALIZATION


     The following table sets forth (i) actual capitalization of the Company as of September 30, 1997, (ii) the pro forma capitalization of the Company as of September 30, 1997, reflecting the Preferred Stock Conversion, and (iii) the pro forma capitalization of the Company as of September 30, 1997, as adjusted to give effect to the Offering. See "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                      SEPTEMBER 30, 1997
                                                         --------------------------------------------
                                                         ACTUAL      PRO FORMA(1)     AS ADJUSTED(2)
                                                         -------     ------------     ---------------
                                                                        (in thousands)
Cash and cash equivalents..............................  $   524       $    524          $   2,524
                                                         =======       ========           ========
Long-term debt (including current portion)(3):
  Bank Facility........................................  $28,290       $ 28,290          $  25,689
  16% Series A Subordinated Notes......................   10,286         10,286                 --
  14% Series B Subordinated Notes......................    2,515          2,515                 --
  Class A 8.8% Cumulative Redeemable Preferred Stock,
     $.0001 par value, 100,000 shares authorized;
     22,000 shares issued and outstanding actual; and
     no shares issued and outstanding pro forma........   22,686            686                 --
  Class B 8.0% Cumulative Convertible Redeemable
     Preferred Stock, $.0001 par value, 10,000 shares
     authorized, issued and outstanding actual; and no
     shares issued and outstanding pro forma...........   10,700         10,700                 --
  Class C 8.0% Junior Cumulative Redeemable Preferred
     Stock, $.0001 par value, 3,200 shares authorized,
     3,185 shares issued and outstanding actual; and no
     shares issued and outstanding pro forma...........    3,225             40                 --
Stockholder's equity (deficit):
  Common Stock, $.0001 par value, 35,000,000 shares
     authorized; 50,000(4) issued and outstanding
     actual; and 10,056,719(5) shares issued and
     outstanding pro forma.............................       --             --                  1
  Additional paid-in capital...........................    2,470         29,551             62,744
     Accumulated deficit...............................   (4,641)        (6,537)           (12,884)(6)(7)
                                                         -------       --------           --------
          Total stockholders' equity (deficit).........   (2,171)        23,014             49,861
                                                         -------       --------           --------
          Total capitalization.........................  $75,531       $ 75,531          $  75,550
                                                         =======       ========           ========


---------------


(1) Gives effect to the conversion of 22,000 shares of Class A Preferred Stock and 3,185 shares of Class C Preferred Stock into an aggregate of 2,256,719 shares of Common Stock.



(2) Gives effect to (i) the conversion of 22,000 shares of Class A Preferred Stock and 3,185 shares of Class C Preferred Stock into an aggregate of 2,256,719 shares of Common Stock and (ii) the Offering and the application of the estimated proceeds therefrom (assuming an initial public offering price of $12.00 per share). See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Data."



(3) Net of unamortized debt discount.



(4) Excludes 4,750,000 shares of Common Stock issuable upon the exercise of outstanding warrants, 968,344 shares of Common Stock issuable upon the exercise of outstanding options and 2,256,719 shares of Common Stock issuable in connection with the Preferred Stock Conversion.



(5) Excludes 968,344 shares of Common Stock issuable upon the exercise of outstanding options.



(6) Includes the effect of an extraordinary charge of $7.5 million, net of related tax benefit, relating to (i) the elimination of deferred financing costs of $4.6 million associated with the repayment of the Subordinated Notes and a portion of the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge of $1.9 million related to the Preferred Stock Conversion, and (iii) the prepayment penalties of $1.0 million incurred in connection with the repayment of the Subordinated Notes.



(7) Includes the effect of a compensation charge of $1.3 million related to options granted below the fair value per share at the date of grant, which options are either fully vested or vest immediately upon consummation of the Offering.

                                    DILUTION


     The net tangible book value (deficit) of the Company as of September 30, 1997 was approximately $(66,625,000), or $(13.88) per share of Common Stock based upon 4,800,000 shares of Common Stock outstanding. The net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the conversion of 22,000 shares of Class A Preferred Stock and 3,185 shares of Class C Preferred Stock having an aggregate liquidation preference of approximately $25,185,000 into 2,256,719 shares of Common Stock, the pro forma net tangible book value (deficit) of the Company as of September 30, 1997 before the Offering, would have been $(41,440,000), or $(5.87) per share of Common Stock. After giving effect to the sale of 3,000,000 shares of Common Stock offered by the Company hereby and the receipt of the net proceeds of $32,480,000 therefrom at an assumed initial public offering price of $12.00 per share, the pro forma net tangible book value of the Company as of September 30, 1997 would have been approximately $(13,193,000), or $(1.31) per share of Common Stock. This represents an immediate increase in net tangible book value of $12.57 per share to existing stockholders and an immediate dilution of $13.31 per share to new investors. The following table illustrates this per share dilution:



    Assumed initial public offering price per share...................              $12.00
      Net tangible book value (deficit) per share as of September 30,
         1997.........................................................  $(13.88)
      Increase per share attributable to conversion of Preferred
         Stock........................................................     8.01
                                                                         ------
    Pro forma net tangible book value (deficit) per share as of
      September 30, 1997..............................................    (5.87)
      Increase per share attributable to new investors................     4.56
                                                                         ------
    Pro forma net tangible book value (deficit) per share after the
      Offering........................................................               (1.31)
                                                                                    ------
    Dilution per share to new investors...............................              $13.31
                                                                                    ======



     As of September 30, 1997, options to purchase an aggregate of 968,344 shares of Common Stock were outstanding at a weighted average exercise price of $0.58 per share. The computations in the foregoing table assume no exercise of these stock options. To the extent these options or warrants are exercised, there will be further dilution to new investors. See Note 9 of Notes to Consolidated Financial Statements.



     The following table summarizes as of September 30, 1997, after giving pro forma effect to the sale of the Shares in the Offering and the Preferred Stock Conversion, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares in the Offering (assuming an initial public offering price of $12.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses).



                                    SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                 ----------------------     -----------------------       PRICE
                                   NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                 ----------     -------     -----------     -------     ---------
    Existing stockholders(1)...   7,056,719       70.2%     $25,185,000       41.2%      $  3.57
    New investors..............   3,000,000       29.8       36,000,000       58.8         12.00
                                 ----------      -----      -----------      -----
         Total.................  10,056,719      100.0%     $61,185,000      100.0%
                                 ==========      =====      ===========      =====


---------------

(1) If the over-allotment option is exercised in full, the percentage of the shares held by existing stockholders and new investors will be 67.2% and 32.8%, respectively, of the total number of shares outstanding after this Offering.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following unaudited condensed consolidated pro forma financial data (the "Unaudited Pro Forma Financial Data") as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 is prepared from the application of pro forma adjustments to data derived from the unaudited historical consolidated financial statements of the Company. The unaudited condensed consolidated pro forma financial data for the year ended December 31, 1996 is prepared from the application of pro forma adjustments to data derived from the audited historical consolidated financial statements for the period from January 1 through November 15, 1996 of the Company's predecessor, S-O, a wholly-owned subsidiary of Bausch & Lomb, and the period from November 16, 1996 through December 31, 1996 of the Company. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 1996 and 1997 and the year ended December 31, 1996 gives effect to: (i) the Acquisition, (ii) the Preferred Stock Conversion and (iii) the Offering and application of the net proceeds therefrom, as if each transaction had occurred on January 1, 1996. The unaudited pro forma condensed consolidated balance sheet gives effect to (ii) and (iii) as if each had occurred on September 30, 1997. The adjustments are described in the accompanying footnotes. The Unaudited Pro Forma Financial Data does not purport to represent what the Company's results of operations actually would have been if those transactions had been consummated on the date or for the periods indicated, or what such results will be for any future date or for any future period. The Unaudited Pro Forma Consolidated Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Registration Statement.


       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                       JAN. 1,      NOV. 16,
                                        1996          1996
                                       THROUGH       THROUGH      COMBINED
                                      NOV. 15,      DEC. 31,     YEAR ENDED
                                        1996          1996      DECEMBER 31,   ACQUISITION      OFFERING
                                    (PREDECESSOR)   (COMPANY)       1996       ADJUSTMENTS     ADJUSTMENTS     PRO FORMA
                                    -------------   ---------   ------------   -----------     -----------     ----------
                                                       (in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Net sales.........................     $28,108       $ 4,089      $ 32,197                                     $   32,197
Cost of sales.....................       7,430         1,356         8,786                                          8,786
                                       -------       -------      --------                                     ----------
Gross profit......................      20,678         2,733        23,411                                         23,411
Selling, general and
  administrative expense..........      14,791         1,929        16,720       $   499(1)                        17,219
Research and development
  expense.........................       2,116           352         2,468                                          2,468
Interest expense..................                     1,065         1,065         7,552(2)      $(6,110)(3)        2,507
                                       -------       -------      --------       -------         -------       ----------
Income (loss) before income
  taxes...........................       3,771          (613)        3,158        (8,051)          6,110            1,217
Income taxes......................      (1,852)                     (1,852)        3,220(4)       (1,855)(4)          487
                                       -------       -------      --------       -------         -------       ----------
Net income (loss)(5)..............     $ 1,919       $  (613)     $  1,306       $(4,831)        $ 4,255       $      730
                                       =======       =======      ========       =======         =======       ==========
Net income per share(5)(6)........                                                                             $     0.07
                                                                                                               ==========
Shares outstanding(6).............                                                                             10,754,618


---------------

(1) Reflects the effect of additional amortization of $59.2 million of tax-deductible goodwill recorded in connection with the Acquisition, which amounts to approximately $1.5 million annually, for the period from January 1, 1996 through November 15, 1996.


(2) Reflects the increase in interest expense and amortization of deferred financing costs related to the Subordinated Notes, the Bank Facility and the mandatorily redeemable Preferred Stock issued in connection with the Acquisition assuming the Acquisition occurred on January 1, 1996. The Subordinated Notes consisted of the following at December 31, 1996 (i) 16% Series A Subordinated Note with a principal amount of $10.0 million and (ii) 14% Series B Subordinated Notes with an aggregate principal amount of $2.5 million. The Bank Facility consisted of the following at December 31, 1996:
    (i) a working capital loan with a principal amount of $1.3 million and a variable interest rate of 9.75%, (ii) a revolving term loan with a principal amount of $17.5 million and a variable interest rate of 9.75% and (iii) a term loan with a principal amount of $7.5 million and a variable interest rate of 10.25%. At December 31, 1996, the mandatorily redeemable Preferred Stock consisted of 22,000 shares of Class A Preferred Stock, 10,000 shares of Class B Preferred Stock and 3,185 shares of Class C Preferred Stock, with face amounts of $22.0 million, $10.0 million and $3.2 million, respectively, and dividend rates of 8.8%, 8.0% and 8.0%, respectively. At December 31, 1996, deferred financing costs consisted of approximately $2.3 million relating to the Subordinated Notes and Bank Facility and $2.9 million relating to the issuance of mandatorily redeemable Preferred Stock.



(3) Reflects the reduction in interest expense by (i) $2.1 million as a result of the repayment of the Subordinated Notes and a portion of the Bank Facility, (ii) $3.0 million as a result of the elimination of dividends on the mandatorily redeemable Preferred Stock as a result of the Preferred Stock Conversion and (iii) $1.0 million as a result of the elimination of amortization of deferred financing costs and debt discounts.


(4) Reflects adjustment to increase pro forma income tax expense to result in a statutory income tax rate of 40%.


(5) Excludes the effect of an extraordinary charge of $7.5 million, net of the related tax benefit, relating to (i) the elimination of deferred financing costs of $4.6 million associated with the repayment of the Subordinated Notes and a portion of the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge of $1.9 million related to the Preferred Stock Conversion, and (iii) the prepayment penalties of $1.0 million incurred in connection with the repayment of Subordinated Notes.



(6) Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and the application of the net proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $12.00 per share.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997



                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,      OFFERING
                                                            1997          ADJUSTMENTS       PRO FORMA
                                                        -------------     -----------       ---------
                                                          (in thousands, except share and per share
                                                                            data)
STATEMENT OF OPERATIONS DATA:
Net sales.............................................     $29,361                           $29,361
Cost of sales.........................................       8,018                             8,018
                                                           -------                           -------
Gross profit..........................................      21,343                            21,343
Selling, general and administrative expense...........      16,313                            16,313
Noncash compensation expense..........................         569                               569
Research and development expense......................       1,942                             1,942
Interest expense......................................       6,547          $(4,689)(1)        1,858
                                                           -------          -------          -------
Income (loss) before income taxes.....................      (4,028)           4,689              661
Income taxes..........................................          --             (264)(2)         (264)
                                                           -------          -------          -------
Net income (loss)(3)..................................     $(4,028)         $ 4,425          $   397
                                                           =======          =======          =======
Net income per share(3)(4)............................                                       $  0.04
                                                                                             =======
Shares outstanding(4).................................                                  10,754,618


---------------


(1) Reflects the reduction in interest expense as a result of the redemption of all outstanding shares of mandatorily redeemable Class B Preferred Stock and the repayment of the Subordinated Notes and a portion of the Bank Facility. Also reflects a reduction in interest expense due to the elimination of dividends on the mandatorily redeemable Class A and Class C Preferred Stock as a result of the Preferred Stock Conversion.


(2) Reflects adjustment to increase pro forma income tax expense to result in a statutory income tax rate of 40%.


(3) Excludes the effect of an extraordinary charge of $7.5 million, net of the related tax benefit, relating to (i) the elimination of deferred financing costs of $4.6 million associated with the repayment of the Subordinated Notes and a portion of the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge of $1.9 million related to the Preferred Stock Conversion, and (iii) the prepayment penalties of $1.0 million incurred in connection with the repayment of Subordinated Notes.



(4) Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and application of the net proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $12.00 per share.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996



                                               NINE MONTHS
                                                  ENDED
                                              SEPTEMBER 30,   ACQUISITION        OFFERING
                                                  1996        ADJUSTMENTS      ADJUSTMENTS       PRO FORMA
                                              -------------   ------------     ------------      ---------
                                                    (in thousands, except share and per share data)
STATEMENT OF OPERATIONS DATA:
Net sales...................................     $23,387                                          $23,387
Cost of sales...............................       6,137                                            6,137
                                                 -------                                         --------
Gross profit................................      17,250                                           17,250
Selling, general and administrative               12,183        $    443(1)                        12,626
  expense...................................
Research and development expense............       1,775                                            1,775
Interest expense............................                       6,463(2)      $ (4,605)(3)       1,858
                                                 -------        --------         --------        --------
Income (loss) before income taxes...........       3,292          (6,906)           4,605             991
Income taxes................................      (1,608)          2,762(4)        (1,550)(4)        (396)
                                                 -------        --------         --------        --------
Net income..................................     $ 1,684        $ (4,144)        $  3,055         $   595
                                                 =======        ========         ========        ========
Net income per share(5).....................                                                      $  0.06
                                                                                                 ========
Shares outstanding(5)........................                                      10,754,618


---------------


(1) Reflects the effect of additional amortization of $59.2 million of tax-deductible goodwill recorded in connection with the Acquisition, which amounts to approximately $1.5 million annually, for the period from January 1, 1996 through September 30, 1996.


(2) Reflects the increase in interest expense and amortization of deferred financing costs related to the Subordinated Notes, the Bank Facility and mandatorily redeemable Preferred Stock issued in connection with the Acquisition assuming the Acquisition had occurred on January 1, 1996.


(3) Reflects the reduction in interest expense as a result of the redemption of all outstanding shares of Class B Preferred Stock and the repayment of the Subordinated Notes and a portion of the Bank Facility. Also reflects a reduction in interest expense due to the elimination of dividends on the Class A and Class C Preferred Stock as a result of the Preferred Stock Conversion.


(4) Reflects adjustment to increase pro forma income tax expense to result in a statutory income tax rate of 40%.


(5) Computed based on weighted average shares outstanding assuming the Preferred Stock Conversion and the Offering and the application of proceeds therefrom were consummated on January 1, 1996. Also includes the effect of Common Stock and equivalents issued within one year from the filing of the Registration Statement of which this Prospectus is a part at prices per share below the initial public offering price, using the treasury stock method using an assumed initial public offering price of $12.00 per share.

            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET

                               SEPTEMBER 30, 1997


                                     ASSETS


                                                  AT          PREFERRED STOCK
                                             SEPTEMBER 30,      CONVERSION           OFFERING
                                                 1997           ADJUSTMENTS         ADJUSTMENTS        PRO FORMA
                                             -------------    ---------------       -----------        ---------
                                                                       (in thousands)
Current assets
  Cash and cash equivalents................     $   524                              $   2,000(1)      $  2,524
  Accounts receivable, net.................       7,572                                                   7,572
  Inventories..............................       6,359                                                   6,359
  Prepaid expenses and other current
    assets.................................         368                                                     368
                                                -------                              ---------         --------
    Total current assets...................      14,823                                  2,000           16,823
Fixed assets, net..........................       4,895                                                   4,895
Goodwill, net..............................      58,990                                                  58,990
Other assets...............................       5,464                                 (2,532)(2)        2,932
                                                -------                              ---------         --------
    Total assets...........................     $84,172                              $    (532)        $ 83,640
                                                =======                              =========         ========
                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
  Current portion of long-term debt........     $ 3,604                                                $  3,604
  Accounts payable.........................       2,258                                                   2,258
  Accrued liabilities......................       3,925                              $    (551)(3)        3,374
  Customer advances........................       2,458                                                   2,458
                                                -------                              ---------         --------
    Total current liabilities..............      12,245                                   (551)          11,694
Long-term debt.............................      37,487                                (15,402)(3)       22,085
Mandatorily redeemable Preferred Stock.....      36,611          $ (25,185)(4)         (11,426)(5)
                                                -------          ---------           ---------         --------
    Total liabilities......................      86,343            (25,185)            (27,379)          33,779
                                                -------          ---------           ---------         --------
Stockholders' equity (deficit)
  Common Stock and additional paid-in
    capital................................       2,470             27,081(4)           33,194(6)        62,745
  Accumulated deficit......................      (4,641)            (1,896)(4)(7)       (6,347)(7)(8)   (12,884)
                                                -------          ---------           ---------         --------
    Total stockholders' equity (deficit)...      (2,171)            25,185              26,847           49,861
                                                -------          ---------           ---------         --------
    Total liabilities and stockholders'
      equity...............................     $84,172          $      --           $    (532)        $ 83,640
                                                =======          =========           =========         ========


---------------

(1) Reflects the increase in cash and cash equivalents equal to the net proceeds from the Offering less the redemption of the outstanding shares of Class B Preferred Stock and repayment of the Subordinated Notes and a portion of the Bank Facility upon consummation of the Offering.



(2) Reflects write-off of debt issue costs and Preferred Stock issue costs of $3.9 million, less deferred income tax asset of $1.4 million recorded for the extraordinary charge discussed in footnote 7.



(3) Reflects the repayment of the Subordinated Notes and a portion of the Bank Facility upon consummation of the Offering.



(4) Reflects the conversion of 22,000 shares of Class A Preferred Stock and 3,185 shares of Class C Preferred Stock into an aggregate 2,256,719 shares of Common Stock at 93% of the initial public offering price upon consummation of the Offering and the related extraordinary charge of $1.9 million.



(5) Reflects the redemption upon consummation of the Offering of all shares of Class B Preferred Stock.



(6) This adjustment is recorded as additional paid-in capital and reflects the application of the estimated net proceeds of $32.5 million from the Offering and the effect of stock options discussed in footnote 8.



(7) Reflects an extraordinary charge of $7.5 million, net of the related tax benefit, relating to (i) the elimination of deferred finance costs of $4.6 million associated with the repayment of the Subordinated Notes and a portion of the Bank Facility and the conversion and/or redemption of all mandatorily redeemable Preferred Stock, (ii) the charge of $1.9 million related to the Preferred Stock Conversion, and (iii) the prepayment penalties of $1.0 million incurred in connection with the repayment of the Subordinated Notes.


(8) Includes the effect of a compensation charge of $1.3 million related to options granted below the fair value per share at the date of grant, which options are either fully vested or vest immediately upon consummation of the Offering.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following selected consolidated statement of operations data for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996 and the selected consolidated balance sheet data as of December 31, 1995 and 1996 are derived from the audited Consolidated Financial Statements included elsewhere in this Prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 1996 and 1997 and the selected consolidated balance sheet data as of September 30, 1997 are derived from unaudited Consolidated Financial Statements included elsewhere in this Prospectus. The selected consolidated statement of operations data for the years ended December 31, 1992 and 1993 and the selected consolidated balance sheet data as of December 31, 1992 and 1993, are derived from the unaudited Consolidated Financial Statements not included in this Prospectus, which Consolidated Financial Statements were prepared by management of the Company on the same basis as the audited Consolidated Financial Statements included elsewhere herein and, in the opinion of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth below. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Company uses a 52/53 week fiscal year ending on the last Saturday in December. As a result, fiscal periods may not end on the same day as the end of the respective calendar periods.



                                                                                       COMPANY
                                                 PREDECESSOR(1)                      ------------    PREDECESSOR       COMPANY
                              ----------------------------------------------------   NOVEMBER 16,   -------------   -------------
                                                                       JANUARY 1,        1996        NINE MONTHS     NINE MONTHS
                                     YEAR ENDED DECEMBER 31,            THROUGH        THROUGH          ENDED           ENDED
                              -------------------------------------   NOVEMBER 15,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                               1992      1993      1994      1995         1996        1996(2)(3)        1996         1997(3)(4)
                              -------   -------   -------   -------   ------------   ------------   -------------   -------------
                                                        (in thousands, except share and per share data)
STATEMENT OF OPERATIONS
  DATA:
  Net sales.................  $12,735   $16,845   $22,168   $27,361     $ 28,108       $  4,089        $23,387         $29,361
  Cost of sales.............    4,042     5,127     6,666     7,865        7,430          1,356          6,137           8,018
                              -------   -------   -------   -------      -------        -------        -------         -------
  Gross profit..............    8,693    11,718    15,502    19,496       20,678          2,733         17,250          21,343
  Selling, general and
    administrative
    expense.................    6,164     8,698    11,393    14,241       14,791          1,929         12,183          16,882
  Research and development
    expense.................    1,218     1,618     1,781     2,225        2,116            352          1,775           1,942
                              -------   -------   -------   -------      -------        -------        -------         -------
  Income from operations....    1,311     1,402     2,328     3,030        3,771            452          3,292           2,519
  Interest expense..........       45        50        --        --           --          1,065             --           6,547
                              -------   -------   -------   -------      -------        -------        -------         -------
  Income (loss) before
    income taxes............    1,266     1,352     2,328     3,030        3,771           (613)         3,292          (4,028)
  Income taxes..............     (506)     (836)   (1,253)   (1,572)      (1,852)            --         (1,608)             --
                              -------   -------   -------   -------      -------        -------        -------         -------
  Net income (loss).........  $   760   $   516   $ 1,075   $ 1,458     $  1,919       $   (613)       $ 1,684         $(4,028)
                              =======   =======   =======   =======      =======        =======        =======         =======
  Net (loss) per share(5)...                                                           $  (0.04)                       $ (0.31)
                                                                                        =======                        =======
  Shares outstanding(5).....                                                          7,754,618                      7,754,618
OTHER DATA:
  Depreciation..............  $   181   $   161   $   363   $   595     $    712       $    132        $   558         $   905
  Amortization..............       --       738       868       941          912            211            766           1,294
BALANCE SHEET DATA (AT END
  OF PERIOD):
  Cash and cash
    equivalents.............  $    --   $    --   $   155   $   120                    $    220                        $   524
  Working capital...........      502     1,629     4,585     4,706                       2,357                          2,578
  Total assets..............    4,266    31,796    33,764    35,648                      79,627                         84,172
  Total long-term debt and
    mandatorily redeemable
    Preferred Stock(6)......       --        --        --        --                      73,642                         77,702
  Total stockholders' equity
    (deficit)/Predecessor
    equity..................    1,058    27,220    30,698    32,588                       1,288                         (2,171)


---------------

(1) Represents the historical financial data of the Company's predecessor, S-O, a wholly-owned subsidiary of Bausch & Lomb. For 1992, represents the historical financial data of S-O's predecessor.

(2) Includes the results of operations and the assets of S-O subsequent to the Acquisition in November 1996.


(3) Includes the effect of amortization of $59.2 million of goodwill recorded in connection with the Acquisition, which is being amortized over a 40 year period and is tax-deductible.


(4) Includes the results of operations of the dental business of Interpore subsequent to its acquisition in May 1997.

(5) Share and per share data are not considered meaningful since S-O operated as a wholly-owned subsidiary of Bausch & Lomb from 1993 through November 15, 1996.


(6) Includes current portion of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Historical and pro forma results of operations, percentage relationships and any trends that may be inferred from the discussion below are not necessarily indicative of the operating results for any future period.

GENERAL


     Steri-Oss develops, manufactures and markets a broad line of dental implants, abutments and related surgical instruments for distribution in North America, Europe/the Middle East, Asia and Central and South America. The Company's products are used by oral surgeons, periodontists and implantologists who typically perform the implant surgery, as well as general practitioners and prosthodontists who usually prepare the crown or other prosthetic device that fits on the abutment. In North America, the Company sells its products through its direct sales force consisting of over 40 persons. Internationally, the Company sells its products through 26 independent distributors in more than 35 countries. The Company has experienced significant growth over the last several years. The Company's net sales increased to $32.2 million for 1996 from $16.8 million for 1993. Net sales also increased 25.5% to $29.4 million for the nine months ended September 30, 1997 from $23.4 million for the comparable nine month period in 1996.


     The Company's predecessor sold its first dental implant in 1986 and was acquired by the Company from Bausch & Lomb in November 1996. In May 1997, the Company acquired the dental operations of Interpore. The Company accounted for each of its acquisitions as a purchase for financial reporting purposes and, as a result, the Company's consolidated statement of operations data includes the operating results of the acquired companies and assets from their respective dates of acquisition. In connection with the Acquisition, the Company recorded $59.2 million in goodwill, which is being amortized by the Company over a 40-year period, resulting in tax-deductible amortization of approximately $1.5 million per year.


     The Company's products are purchased by dental professionals who bill patients directly for the implant procedure. In the United States and most other countries, implants generally are not covered by health insurance and, as a result, the patient is responsible for payment to the dental professional. While certain competitive implants are less expensive than the Company's implants, the Company believes its prices are competitive with other high-quality implant products. Due in part to the importance of quality and customer service and to the minor cost of the implant relative to the cost of the implant procedure, the Company does not believe that price is a major competitive factor within the industry. The Company does, however, provide its customers, particularly its international distributors, with discounts. The Company uses such discounts to encourage international distributors to increase their marketing activities and training programs. The Company has experienced slight declines in the average selling prices of its products over the last several years, the effect of which has been partially offset by a reduction in the Company's cost of goods sold as a percentage of net sales. While the Company does not anticipate any material declines in its average selling prices over the next year, any such declines could adversely affect the Company's net sales, results of operations and cash flows.



     Approximately 52.8% of the Company's net sales for the nine months ended September 30, 1997 were attributable to dental implants, while abutments and surgical instrument sales accounted for approximately 31.6% and 15.6% of net sales, respectively, for the same period. In general, the Company's dental implants have the highest gross margins of its products, followed by abutments, which have slightly lower gross margins. The gross margins on surgical instruments are significantly lower than on dental implants and abutments because the Company often discounts its surgical instruments to encourage dental professionals using competitors' products to switch to the Company's implant systems. The Company generally experiences higher gross margins on new products and the Company seeks to generate a significant portion of its net sales in any particular year from recently introduced products.



     International sales (sales outside the United States and Canada) constituted approximately 41.2% and 40.0% of the Company's net sales during 1996 and for the nine months ended September 30, 1997, respectively. The Company anticipates that international sales will continue to constitute a significant portion of the Company's net sales in the future. Substantially all of the Company's international net sales are to independent distributors. In particular, Metalor and its affiliates accounted for approximately 12.1% of the Company's net sales during 1996 and 13.1% for the nine months ended September 30, 1997. Although the Company's international sales are currently denominated in United States dollars, fluctuations in currency exchange rates have in the past, and could in the future, impact the Company's net sales or profitability in certain countries.



     Prior to 1993, the Company outsourced most of its manufacturing to independent vendors. In 1993, the Company leased a new manufacturing facility and purchased equipment for the purpose of bringing its manufacturing in-house. In addition, the Company undertook other measures designed to reduce manufacturing costs and increase operating efficiencies. Primarily as a result of these actions, the Company reduced cost of sales as a percentage of net sales from 30.1% in 1994 to 27.3% for the nine months ended September 30, 1997. Currently, the Company manufactures substantially all of its implants.



     The Company's net sales and results of operations have experienced quarterly fluctuations. The Company's sales in the third quarter of each year have been historically lower than in the prior quarter. The Company believes the lower third quarter sales are due in part to fewer implant procedures performed during the summer vacation months. The Company has also experienced some increases in net sales during the fourth quarter followed by lower to flat first quarter sales primarily due to the Company's increased marketing activities in the latter portion of the year.


     The Company's results of operations are affected by a variety of factors. If the Company were to experience pricing pressure, an adverse shift in product mix, increased cost of sales, increased discounts to distributors, increased manufacturing costs or adverse changes in governmental regulations, such factors could adversely affect the Company's financial condition and results of operations.

RESULTS OF OPERATIONS


     Effective November 16, 1996, the Company acquired substantially all of the assets of its predecessor, S-O. The historical data of S-O and the Company are not comparable in certain respects. Accounting for the acquisition of S-O and the Company have resulted in material differences due to a change in the basis of accounting between S-O and the Company. The Company's results of operations since November 16, 1996 have been affected by an increase in interest expense, amortization of goodwill and debt issuance costs, and depreciation of fixed assets having a new cost basis. The income tax expense shown in the statement of operations data for the periods prior to the Acquisition is the estimated amount that the Company's predecessor would have incurred on a stand-alone basis. The results of operations of the Company's predecessor for the period January 1, 1996 through November 15, 1996 have been combined with the results of operations of the Company for the period November 16, 1996 through December 31, 1996 to present the results of operations for the year ended December 31, 1996. See "Unaudited Pro Forma Consolidated Financial Data."

     The following table sets forth for the periods indicated certain consolidated statements of operations data, as a percentage of the Company's net sales:


                                          PREDECESSOR
                                -------------------------------      COMPANY                        PREDECESSOR        COMPANY
                                                                   ------------      COMBINED      -------------    -------------
                                  YEARS ENDED       JANUARY 1,     NOVEMBER 16,    ------------     NINE MONTHS      NINE MONTHS
                                 DECEMBER 31,        THROUGH         THROUGH        YEAR ENDED         ENDED            ENDED
                                ---------------    NOVEMBER 15,    DECEMBER 31,    DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                1994      1995         1996            1996            1996            1996             1997
                                -----     -----    ------------    ------------    ------------    -------------    -------------
STATEMENT OF OPERATIONS DATA:
Net sales.....................  100.0%    100.0%       100.0%          100.0%          100.0%          100.0%           100.0%
Cost of sales.................   30.1      28.7         26.4            33.2            27.3            26.2             27.3
                                -----     -----        -----           -----           -----           -----            -----
Gross profit..................   69.9      71.3         73.6            66.8            72.7            73.8             72.7
Selling, general and
  administrative expense......   51.4      52.1         52.6            47.1            51.9            52.1             57.5
Research and development
  expense.....................    8.0       8.1          7.6             8.6             7.7             7.6              6.6
                                -----     -----        -----           -----           -----           -----            -----
Income from operations........   10.5      11.1         13.4            11.1            13.1            14.1              8.6
Interest expense..............     --        --           --            26.0             3.3              --             22.3
Income (loss) before income
  taxes.......................   10.5      11.1         13.4           (15.0)            9.8            14.1            (13.7)
Income taxes..................    5.7       5.8          6.6              --             5.8             6.9
                                -----     -----        -----           -----           -----           -----            -----
Net income (loss).............    4.8%      5.3%         6.8%          (15.0)%           4.0%            7.2%           (13.7)%
                                =====     =====        =====           =====           =====           =====            =====



  Nine Months Ended September 30, 1996 and 1997



     Net Sales. Net sales increased 25.5% from $23.4 million for the nine months ended September 30, 1996 to $29.4 million for the nine months ended September 30, 1997, primarily reflecting increased unit sales of dental implants and abutments. North American net sales increased by 28.0% for the nine month period ended September 30, 1997 as compared to the comparable period in 1996 primarily due to sales of the Company's Replace Implant System introduced in March 1997 and, to a lesser extent, net sales attributable to the dental operations acquired from Interpore. International net sales increased by 22.1% during the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996, primarily due to increased sales in Germany, Korea and Taiwan.



     Gross Profit. Gross profit increased 23.7% from $17.3 million, or 73.8% of net sales, for the nine months ended September 30, 1996 to $21.3 million, or 72.7% of net sales, for the nine months ended September 30, 1997. The increase in gross profit was primarily due to the increase in sales across all product lines. The decrease in gross margin was primarily due to (i) promotional pricing on surgical kits and other instruments that are used in conjunction with the Company's new Replace Implant System, (ii) lower international selling prices resulting from pricing pressures due to the relative strength of the U.S. dollar compared to the currencies of the Company's major foreign markets and (iii) increased sales of Interpore products, which generally have lower margins than certain of the Company's other products. This decrease was partially offset by lower product costs resulting from the Company's expansion of its manufacturing capacity to include surgical drills and related products.



     Selling, General and Administrative Expense. Selling, general and administrative expense increased 38.6% from $12.2 million, or 52.1% of net sales, for the nine months ended September 30, 1996 to $16.9 million, or 57.5% of net sales, for the nine months ended September 30, 1997. This increase was primarily due to the amortization of tax-deductible goodwill recorded in connection with the Acquisition, a non-cash compensation charge related to stock options, the addition of new sales and marketing personnel and increases in marketing, educational, accounting and financial expenses necessary to accommodate the Company's growth.



     Research and Development Expense. Research and development expense increased 9.4% from $1.8 million, or 7.6% of net sales, for the nine months ended September 30, 1996 to $1.9 million, or 6.6% of net sales, for the nine months ended September 30, 1997. Research and development expense during the nine month period ended September 30, 1997 primarily consisted of compensation for engineering and regulatory personnel, project material costs, and clinical studies and FDA testing related to development activities.



     Interest Expense. Interest expense for the nine months ended September 30, 1997 was $6.5 million, of which (i) $3.5 million consisted of interest on indebtedness under the Company's Bank Facility and

Subordinated Notes, (ii) $2.2 million consisted of accrued dividends on mandatorily redeemable Preferred Stock and (iii) $762,000 consisted of the amortization of deferred financing costs incurred in connection with the Acquisition. The Company had no interest expense during the nine months ended September 30, 1996.



     Income Taxes. Income taxes were $1.6 million for the nine months ended September 30, 1996 reflecting the estimated amount the Company's predecessor would have incurred on a stand-alone basis. Prior to November 16, 1996, the Company's results of operations were included in the consolidated returns of Bausch & Lomb. The Company did not incur any income tax expense during the nine months ended September 30, 1997 as a result of the Company's losses in that period. At September 30, 1997, the Company had net operating loss carryforwards of $3.3 million and $1.6 million for federal and California income tax purposes, respectively, reflecting the amortization of tax-deductible goodwill recorded in connection with the Acquisition.



     Net Income (Loss). Net loss was $4.0 million, or 13.7% of net sales, for the nine months ended September 30, 1997 compared to net income of $1.7 million, or 7.2% of net sales, for the nine months ended September 30, 1996, primarily as a result of increased interest expense and the amortization of tax-deductible goodwill recorded in connection with the Acquisition in November 1996.



  Years Ended December 31, 1995 and 1996


     Net Sales. Net sales increased 17.7% from $27.4 million for the year ended December 31, 1995 to $32.2 million for the year ended December 31, 1996. North American net sales increased by 13.8% for the year ended December 31, 1996 as compared to the prior year due, in part, to the addition of new sales and marketing personnel to support new sales regions. International net sales increased by 23.7% in 1996 over 1995, reflecting growth in each of the Company's major sales regions. Sales of implant products increased by approximately $2.6 million in 1996 as compared to the prior year largely due to the introduction of implants coated with titanium plasma spray ("TPS") and increased sales and marketing support. In addition, the Company's continued marketing efforts towards improving sales of abutments resulted in an increase of approximately $2.2 million in net sales for such products.

     Gross Profit. Gross profit increased 20.1% from $19.5 million, or 71.3% of net sales, for the year ended December 31, 1995 to $23.4 million, or 72.7% of net sales, for the year ended December 31, 1996. The increase in gross margin was due to a shift in the Company's product mix toward higher margin implants and abutments. This improvement in gross margin was also due to the Company's 1996 expansion of its manufacturing capacity to increase its production of implants and abutments, resulting in lower product costs.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 17.4% from $14.2 million, or 52.1% of net sales, for the year ended December 31, 1995 to $16.7 million, or 51.9% of net sales, for the year ended December 31, 1996. This increase was primarily the result of the addition of new personnel in the Company's sales, marketing and education and accounting departments, increased charges from Bausch & Lomb as reimbursement for certain increased employee benefits, and increased media and advertising expenses.

     Research and Development Expense. Research and development expense increased 10.9% from $2.2 million, or 8.1% of net sales, for the year ended December 31, 1995 to $2.5 million, or 7.7% of net sales, for the year ended December 31, 1996, reflecting increased compensation for three additional engineering personnel as well as increased expenses associated with continued clinical studies and FDA testing.

     Interest Expense. Interest expense for the year ended December 31, 1996 was $1.1 million, reflecting interest on the Company's Bank Facility and Subordinated Notes and accrued dividends on mandatorily redeemable Preferred Stock, incurred and issued as part of the Acquisition. The Company had no interest expense prior to November 16, 1996.

     Income Taxes. Income taxes were $1.6 million and $1.9 million for the years ended December 31, 1995 and 1996, respectively, reflecting the amounts the Company's predecessor would have incurred on a stand-alone basis.

     Net Income. Net income decreased 10.4% from $1.5 million, or 5.3% of net sales, for the year ended December 31, 1995 to $1.3 million, or 4.0% of net sales, for the year ended December 31, 1996, primarily as a result of increased interest expense and amortization of tax-deductible goodwill recorded in connection with the Acquisition in November 1996.



  Years Ended December 31, 1994 and 1995



     Net Sales. Net sales increased 23.4% from $22.2 million for the year ended December 31, 1994 to $27.4 million for the year ended December 31, 1995. North American net sales increased by 18.3% for the year ended December 31, 1995 as compared to the prior year. International net sales improved by 32.4% in 1995 as compared to 1994. Growth in net sales occurred in each of the Company's major sales regions, in particular in the Middle East, reflecting the Company's expansion into Israel in March 1995. Sales of implant products increased by approximately $2.4 million in 1995 as compared to the prior year primarily due to the expansion of the Company's product line. In addition, the Company's strategic focus on improving sales of abutments generated approximately $2.3 million in additional net sales for such products.


     Gross Profit. Gross profit increased 25.8% from $15.5 million, or 69.9% of net sales, for the year ended December 31, 1994 to $19.5 million, or 71.3% of net sales, for the year ended December 31, 1995. The increase in gross profit was primarily due to increased sales of implants and abutments. The improvement in gross margin was primarily due to the development and expansion of the Company's implant manufacturing capacities and to a lesser extent due to increased efficiencies resulting from the implementation of new materials forecasting and master production scheduling software applications.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased 25.0% from $11.4 million, or 51.4% of net sales, for the year ended December 31, 1994 to $14.2 million, or 52.1% of net sales, for the year ended December 31, 1995. This increase was primarily the result of hiring additional personnel in the sales, marketing and education, customer support and information systems departments. The Company also incurred increased expenses for additional international travel, consulting expenses for marketing projects and advertising related to the Company's ten year warranty program, the introduction of the DIA Anatomic Abutment System and the Company's sponsorship of an international conference in May 1995.

     Research and Development Expense. Research and development expense increased 24.9% from $1.8 million, or 8.0% of net sales, for the year ended December 31, 1994 to $2.2 million, or 8.1% of net sales, for the year ended December 31, 1995. This increase was primarily due to increases in clinical studies and FDA testing relating to new products.

     Income Taxes. Income taxes were $1.3 million and $1.6 million for the years ended December 31, 1994 and 1995, respectively, reflecting the amount the Company's predecessor would have incurred on a stand-alone basis.

     Net Income. Net income increased 35.6% from $1.1 million, or 4.8% of net sales, for the year ended December 31, 1994 to $1.5 million, or 5.3% of net sales, for the year ended December 31, 1995.


LIQUIDITY AND CAPITAL RESOURCES


     The Company's predecessor was a wholly-owned subsidiary of Bausch & Lomb from 1993 until the Acquisition in November 1996, and during that time financed working capital from cash generated from operations. In order to finance the Acquisition, the Company issued Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Subordinated Notes, and made an initial draw down under the Bank Facility. Following the Acquisition, the Company financed working capital and the acquisition of the dental business of Interpore with cash generated from operations and borrowings under the Bank Facility.


     At September 30, 1997, the Company had outstanding long-term debt of $10.3 million under its 16% Series A Senior Subordinated Note, $2.5 million under its 14% Series B Senior Subordinated Notes, and combined short and long-term borrowings of $28.3 million under the Bank Facility. The availability of borrowings under the Bank Facility will be automatically reduced as frequently as each quarter in increasing amounts until the final maturity in November 2002 when all loans under the Bank Facility must be repaid and no more borrowing can be made. The Bank Facility is secured by substantially all of the Company's assets. The Bank Facility requires the Company to maintain certain financial ratios and limits the Company's ability to incur additional debt, repurchase its stock and pay dividends. The Company was in compliance with all such financial ratios and covenants as of September 30, 1997.



     The Company also had outstanding $35.2 million of mandatorily redeemable Preferred Stock, together with accrued dividends of $2.6 million at September 30, 1997. The Company intends to apply a portion of the net proceeds of the Offering to repay in full the Subordinated Notes and a portion of its outstanding indebtedness under the Bank Facility. In addition, the Company intends to apply a portion of net proceeds of the Offering to redeem in full all of its outstanding shares of Class B Preferred Stock. Upon consummation of the Offering, the Company will record an extraordinary charge of $7.5 million, net of the related tax benefit, resulting from the redemption and conversion of Preferred Stock and the repayment of the Subordinated Notes and a portion of its outstanding indebtedness under the Bank Facility. See "Use of Proceeds." Following the Offering, the Company will have $25.7 million outstanding indebtedness.



     Subject to the completion of the Offering and certain other conditions, Union Bank and First Source Financial LLP (collectively, the "Senior Lenders") have agreed to terminate the Bank Facility upon repayment in full. The Company has received a commitment letter from Union Bank for the establishment of a $40.0 million revolving line of credit for working capital requirements and general corporate purposes and to fund future acquisitions. The interest rate on the New Facility will be tied to either Union Bank's Reference Rate or LIBOR plus 2.0% - 2.75% (based on the Company's debt to earnings ratio), at the Company's option. Certain conditions precedent to (i) the Senior Lender's consent to the Offering and (ii) Union Bank's commitment to provide the New Facility to the Company include (a) the completion of an initial public offering of the Company generating gross proceeds of at least $25.0 million, and the application of the proceeds therefrom to redeem all shares of outstanding Class B Preferred Stock and to repay all outstanding indebtedness under the Subordinated Notes and all prepayment penalties in connection with the early retirement thereof, (b) the completion of loan documentation satisfactory to Union Bank, and (c) the perfection of a security interest by Union Bank in substantially all of the Company's assets. No assurance can be given that the Union Bank commitment letter will result in a binding line of credit and acquisition facility. The Company's failure to obtain the New Facility would have a material adverse effect on the Company's business and ability to implement its business strategy.



     The Company's capital expenditures consist primarily of purchases of fixed assets relating to its manufacturing operations. Capital expenditures decreased to $1.1 million for the nine months ended September 30, 1997 from $1.7 million for the comparable period in 1996. Capital expenditures for the years ended December 31, 1994, 1995 and 1996 were $1.7 million, $1.2 million and $2.2 million, respectively. Capital expenditures increased in 1996 as a result of acquiring CNC machines and upgrading the Company's information systems.



     The Company anticipates making capital expenditures of approximately $2.2 million during the next twelve months to expand its manufacturing operations into its newly leased facilities and bring the TPS-coating capabilities in-house. The Company has also entered into several agreements with universities to provide financing for research and development and promotional studies related to the Company's products. The Company is required to make future minimum payments under such agreements in the aggregate of approximately $1.3 million through the year ending December 31, 1999. In addition, in January 1998, the Company must make a deferred cash payment of up to $723,000 to Interpore to fund the balance of the purchase price for the Company's acquisition of the dental operations of Interpore in May 1997.



     The Company believes that anticipated cash flows from operations and amounts available under the New Facility will be sufficient to finance working capital and meet its anticipated capital expenditures for at least the next twelve months. There can be no assurance, however, that the New Facility will be issued or that during this period there will not be acquisition opportunities or capital expenditure requirements that create the need for additional cash, that the Company will meet the financial targets under the New Facility to enable the

Company to borrow under the New Facility, that additional funds will be available at favorable rates, if at all, or that the Company will not pursue any equity or debt offerings in the near future.


NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS No. 128, the Company will be required to present both basic net income per share and diluted net income per share. Basic net income per share is expected to be higher than the currently presented net income per share as the effect of dilutive stock options will not be considered in computing basic net income per share. The impact on diluted net income per share is not expected to be material.

     The Company plans to adopt SFAS No. 128 in its fiscal quarter ending December 31, 1997, and at that time all historical net income per share data presented will be restated to conform to the provisions of SFAS No. 128.

                                    BUSINESS

OVERVIEW


     Steri-Oss develops, manufactures and markets a broad line of dental implant systems. Dental implants are small titanium screws or cylinders that are surgically placed directly into the jaw and are used to replace missing teeth. The Company believes that its dental implant systems are superior to traditional restorative treatments such as bridges and dentures because the permanent nature of dental implants permits patients to regain most of the functionality of their natural teeth. Dental implants also may reduce the progressive atrophy of the jaw often caused by the absence of teeth. The Company has experienced significant growth over the last several years. The Company's net sales increased to $32.2 million for 1996 from $16.8 million for 1993. Net sales also increased 25.5% to $29.4 million for the nine months ended September 30, 1997 from $23.4 million for the comparable nine month period in 1996.


INDUSTRY BACKGROUND


     The American Dental Association estimates that 110 million people in the United States are missing one or more teeth, representing approximately 40% of the United States population. Tooth loss is caused by a variety of factors, including trauma and periodontal disease, which is a leading cause of destruction of tooth-supporting structures such as bone, gingiva and periodontal ligament. Medical Data International ("MDI") estimates that 70% to 80% of all adults in the United States have some form of periodontal disease.



     Traditional restorative alternatives to address tooth loss have consisted primarily of dentures and bridges. Since the introduction of the first modern dental implants in 1982, dental implants have continued to gain acceptance as an attractive alternative to dentures and bridges. According to MDI, the number of implants placed annually by dental professionals in the United States has more than tripled in less than a decade growing from approximately 120,000 implants placed in 1987 to approximately 415,000 in 1995. MDI estimates that an average of 2.5 to 3.0 implants are placed in each implant procedure. MDI estimates dental implant sales in the United States exceeded $130 million in 1996 and are expected to grow at a rate of approximately 6% per year. The Company estimates that sales of dental implants outside the United States were approximately $250 million in 1996 and estimates that the international dental implant market is growing at a rate of approximately 10% per year.


     Utilization of dental implants by dental professionals and patients has increased over the past few years, and the Company believes that significant opportunities for growth still exist in the dental implant market because only 2% of patients in the United States who are missing one or more teeth have undergone the implant procedure. Dental implants offer significant advantages over other restorative products such as dentures and bridges. Dentures are artificial teeth that may be attached to the surface of a patient's gum with an adhesive. The adhesives used to attach dentures generally do not provide long-term fixation to the gum and must be periodically reapplied. Dentures also tend to move around in a patient's mouth, which may restrict the wearer's ability to eat certain foods, and can trap food, which may lead to the degradation of the adjacent natural teeth. A bridge generally consists of one or more artificial teeth that are attached to a patient's natural teeth to span a gap caused by missing teeth. In order to place a bridge into a patient's mouth, the dental practitioner must grind or cut down the adjacent healthy, natural teeth to prepare them to accommodate the bridge. Natural teeth that have been ground down and shaped may deteriorate more rapidly than other healthy teeth. Wearers of full or partial dentures do not benefit from the essential stimulation and support that tooth roots provide to the surrounding jaw. This can result in atrophy of the jaw and, over time, unsightly malformation of the jaw.

     Dental implants, in contrast, serve as permanent replacements for a patient's missing teeth and reduce the likelihood of bone resorption. Once dental implants are surgically placed in the jaw, the bone typically fuses to the implant, creating a secure, permanent anchor for an artificial tooth. The secure nature of implants permits patients to regain most of the functionality of their natural teeth. In addition, the implant procedure does not require the destruction of the adjacent healthy teeth. Furthermore, implants typically stimulate bone growth and allow a patient's jaw to retain its shape and features.

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

STRATEGY


     The Company's objective is to become the leading worldwide developer, manufacturer and marketer of dental implants and related products, while increasing its profitability. The Company believes that over the last three years, it has been one of the fastest growing participants in the United States implant market. Furthermore, as a result of the Company's acquisition of the dental business of Interpore in May 1997, the Company believes its implant unit sales, on a combined basis in the United States in 1995, exceeded those of any of its competitors. To achieve its objective, the Company intends to:


     - Increase Market Share in the United States and Foreign Markets. Steri-Oss has established itself as a worldwide leader in the dental implant market. The Company intends to capitalize on its reputation for quality products and service to continue to increase its market share both domestically and internationally. Increased utilization of the Company's implants by dental professionals is necessary for continued market penetration. Accordingly, Steri-Oss intends to increase its involvement in sponsoring and providing educational and training programs for dental professionals and to expand marketing support to its 26 independent international distributors.


     - Continue to Develop Innovative Implant Products. The Company intends to utilize its expertise in dental implant technology and to work closely with clinicians to continue to develop new and enhanced dental implants and related products. New and enhanced products have historically constituted a significant portion of the Company's net sales. The Company was the first to introduce a variety of innovative products, including precleaned sterile implants, hydroxylapatite ("HA") coated threaded implants and a color-coded implant system. The Company intends to continue to develop enhanced implant products to meet evolving market needs, incorporate technological advancements and satisfy clinicians' preferences.


     - Expand into Additional Dental Specialty Markets. The Company intends to take advantage of its broad distribution channels and strong reputation in the dental industry to market additional dental specialty products to its customers. The Company plans to focus on products that enhance the professionals' practice and address the needs of growing markets, particularly the periodontal market. In furtherance of this strategy, the Company recently commenced marketing two products owned and manufactured by third parties, a periodontal tissue monitoring kit and an HA bone filler for periodontal defects. The Company intends to acquire, license or distribute additional dental specialty products and to market these products through its existing distribution channels.


     - Acquire Complementary Dental Implant Businesses, Products and Technologies. The Company believes that consolidation opportunities exist in the dental implant market that will enable the Company to increase its penetration of this market. For example, in May 1997, the Company acquired the dental operations of Interpore, a manufacturer and distributor of dental implant products and other periodontal products. In addition, the Company is currently in negotiations for the acquisition of certain manufacturing operations in Europe and certain new product distribution rights. See "Risk Factors -- Risks Associated with Acquisitions." The Company intends to continue to expand its product offerings, distribution channels and market share through acquisitions in the dental implant market. Potential acquisitions may include complementary businesses, product lines, distribution rights, technologies or other assets.



     - Continue to Improve Operating Efficiencies. By manufacturing a greater proportion of its products in-house, the Company has been able to operate more cost-effectively and benefit from greater economies of scale. Primarily as a result of actions taken by the Company to reduce manufacturing costs and increase operating efficiencies, the Company has reduced its cost of sales as a percentage of net sales to 27.3% for 1996 from 30.4% for 1993. The Company intends to continue to improve operating efficiencies primarily by expanding and refining its manufacturing processes.


THE IMPLANT PROCEDURE

     The implant procedure involves a number of steps. During the initial step, which typically is performed under a local anesthetic, an oral surgeon or periodontist drills a hole in the patient's jaw and surgically inserts the implant directly into the jaw. The implant typically integrates with the patient's bone over the three to six months following the initial surgery. Once the implant has attached itself firmly to the jaw, the general dentist or prosthodontist then screws an abutment into or onto the implant. The dental professional makes an impression of the patient's teeth and jaws so that an artificial tooth can be fabricated for the patient. In the final step of the implant procedure, the general dentist or the prosthodontist affixes an artificial tooth, which is usually fabricated at a dental laboratory, onto the abutment.

PRODUCTS


     The Company manufactures and markets a broad line of implant systems, including: (i) titanium implants that are surgically placed into the patient's jaw; (ii) titanium abutments that are attached to the implants to serve as connectors onto which artificial teeth are attached; and (iii) surgical instruments that are used to insert and place implants and abutments, including surgical consoles, drills and dental wrenches. Implants, abutments and surgical instruments accounted for approximately 55.8%, 32.4% and 11.8%, respectively, of the Company's net sales in 1996. Steri-Oss believes its product lines, consisting of over 1,400 products, are sufficiently broad to meet the requirements of most dental professionals. The Company continues to work closely with clinicians to enhance its existing product lines and create new product offerings. See "-- Product Innovations."


  Implants


     The Company currently manufactures 16 types of implants in various sizes. All of the Company's implants are manufactured from titanium because it promotes integration with surrounding jawbone ("osseointegration") and generally will not be rejected by the surrounding tissue due to titanium's biocompatible nature. In the United States, the list prices for the Company's implants currently range from approximately $200 to $250 per unit, and the average selling prices have remained relatively stable over the past three years.


     The Company's implants are offered in both threaded and cylindrical form in a variety of diameters, lengths and shapes in order to suit the varying needs of implant patients and dental professionals. The appropriate size and shape required for a particular patient will depend on the structure of the patient's jaw, the location of the implant site in the patient's jaw, the angle of insertion and the bone density at the implant site. The Company's implants are also offered uncoated or with one of two different coatings to suit differing preferences among dental professionals and their patients.

     The Company currently makes implants in diameters ranging from 3.25 mm to 6 mm and in lengths ranging from 8 mm to 18 mm in the following categories:

     - Threaded Implants. Threaded implants are screwed into the patient's jawbone. The Company uses a proprietary thread design that enhances osseointegration by increasing the amount of bone volume between threads by 32% over traditional V-shaped threads.

     - Cylindrical Implants. Cylindrical implants are smooth and have a simpler surgical implantation protocol than threaded implants. Cylindrical implants contain an indentation at the bottom of the implant and/or a depression running length-wise up the implant to promote osseointegration.


     - Coated Implants (Threaded or Cylindrical). In addition to uncoated implants, the Company offers both threaded and cylindrical implants with two different rough coatings, HA and titanium plasma spray ("TPS"). The Company was the first to market an HA-coated threaded implant and has the only HA-coated threaded implant that has been granted provisional approval by the American Dental Association. HA is a bio-active ceramic coating commonly used with orthopedic implants that facilitates osseointegration. Approximately 53% of the Company's implant sales during 1996 were HA-coated. The Company estimates that the worldwide market for HA-coated implants is currently 20% of the total implant market, and the Company believes it is the largest manufacturer of HA-coated implants. TPS was first introduced by the Company in 1995 and creates a highly textured titanium surface, which increases the surface area of the implants and the contact with bone. Approximately 16.4% of the Company's implant sales during 1996 were TPS-coated.

     - Replace Implant System. The Replace Implant System was introduced in March 1997 and incorporates a tapered design that closely resembles the shape of a tooth root. The tapered implants are particularly beneficial for immediate extraction sites in the anterior section of the mouth, between converging implants or roots of adjacent teeth and wherever anatomically limiting conditions exist. The implant products in the Replace Implant System are color-coded for simple identification by the various professionals involved in implant procedure. Replace implants are also offered in various lengths and diameters, either uncoated or with HA or TPS coatings.

  Abutments


     Steri-Oss designs, manufactures and markets abutments that are typically screwed into or onto the implants after the implants have fused with the jaw. Abutments serve as connectors on which artificial teeth may be placed. The Company has designed a variety of abutments to meet the requirements and preferences of dental professionals and patients. In the past few years, the Company has also commenced marketing two new types of abutments that the Company licenses from Dental Imaging Associates, Inc. ("DIA"). The DIA Anatomic Abutment is designed to accommodate the natural tooth diameter, tissue depth and gingival tissue configurations. The second type of abutment, the Bio-Esthetic Abutment, is designed to match natural root contours and requires minimal preparation. The Company believes Bio-Esthetic Abutments typically offer a superior aesthetic result.


     The Company's abutments are designed to provide maximum flexibility and optimal aesthetic design, which the Company believes are critical to dentists in developing treatment plans for their patients. The Company has designed its abutments to be compatible with other companies' implants. The list prices in the United States for the Company's abutments range from $35 to $160 per unit.

  Surgical Instruments

     The Company designs and manufactures, or has manufactured for it, surgical tools and instruments for use with its implants and abutments. These instruments include: (i) surgical instrument sets, including drills, dental wrenches and kits for sizing abutments, which are typically packaged in containers for easy sterilization and are color-coded and labeled for ease of use and storage, and
(ii) surgical consoles and hand tools to perform and monitor drilling and placement procedures. The Company's instrument sets are designed to be used with a variety of the Company's implants. While the list prices in the United States for the Company's instrument sets range from $2,000 to $3,250 per set, the Company may discount its surgical instruments to encourage practitioners to switch to the Company's products.

PRODUCT INNOVATIONS

     Product innovations in the dental implant market usually consist of refinements or enhancements of existing dental implant or abutment designs or related products. Over the past few years, the Company has developed several innovative new products. For example, Steri-Oss was the first dental implant manufacturer to introduce precleaned sterile implants, HA-coated threaded implants and a tapered, color-coded implant system.

     The Company's most recent product innovations include: (i) the Replace Implant System, which consists of tapered implants and corresponding abutments and instrument kits that are color-coded for simple identification by the various professionals involved in the implant procedure; (ii) the 6 mm implant, a wider diameter implant line, enabling the Company to offer expanded treatment options that allow for improved aesthetics; and (iii) the Immediate Impression Implant System, a sterile insertion instrument licensed from a third party that allows the dental professional to take an immediate impression upon implant insertion, which may reduce the number of patient visits during the implant process.

     The Company derives a significant portion of its net sales each year from sales of new products. The Company has focused its product development efforts on both broadening its existing product lines and introducing new products. In both cases, the objective is to offer enhanced implant solutions to patients and professionals. The Company's research and development staff consists of five employees who focus on new product concepts and eight employees who focus on product engineering and the technical aspects of product design. The Company also provides funding to several universities to finance research and promotional studies related to the Company's products.

     The Company's development efforts are the result of concepts developed internally or through the Company's relationships with leading dental professionals, including customers who provide feedback to the Company on their preferences and needs. The Company also actively seeks licensing arrangements with dental professionals or researchers to secure the right to manufacture and market new product innovations created by such groups. For example, the Company holds an exclusive license to manufacture and market the DIA Anatomic Abutments and Bio-Esthetic Abutments under a licensing arrangement with a group of well known prosthodontists and periodontists. Such licensing arrangements create important relationships with dentists and academic institutions, thereby enhancing the Company's reputation and visibility within the dental community.


CUSTOMERS, MARKETING AND SALES


  Dental Professionals

     The Company sells its products directly to dental professionals in the United States and Canada through its sales representatives and uses independent distributors to sell its products to dental professionals abroad. Because the dental implant procedure involves a number of steps and requires the use of surgical as well as restorative techniques, several professionals are usually involved in the implant process. Accordingly, the Company's customers include practitioners from multiple disciplines in dentistry, including oral surgeons, periodontists, implantologists, prosthodontists and general dentists.

     Typically, a general dentist will refer a patient to an oral surgeon or periodontist to perform the initial implant surgery. After the oral surgeon or periodontist has inserted the implant, the general dentist will usually perform all or part of the restorative work (i.e., the final placement of the artificial tooth) or will refer the patient to a prosthodontist for such work. Less frequently, a general dentist will perform the entire implant procedure alone. Such a general dentist is commonly referred to as an implantologist. The actual artificial tooth used by the general dentist, prosthodontist or implantologist is usually fabricated at a dental laboratory. In Europe, where specialization is less common, the general practitioner typically performs most, if not all, of the implant procedure.

     According to the American Dental Association, in 1991, there were approximately 6,800 oral surgeons, 4,700 periodontists, 2,900 prosthodontists and 115,000 general dentists in the United States.

  Marketing

     The Company markets its products to all dental professionals involved in the implant procedure. Steri-Oss has historically targeted oral surgeons, periodontists and implantologists as its primary customers because approximately 91% of all oral surgeons and 55% of all periodontists in the United States have performed a dental implant procedure. The Company has also focused its marketing efforts on general dentists by encouraging them to participate in and recommend dental implants to their patients. The Company has chosen to target this market segment because general dentists usually have the most contact with potential implant patients and often serve as a referral source for oral surgeons and periodontists. In addition, the Company believes that a large number of general dentists have yet to use dental implants on a regular basis and represent a significant number of potential new customers. Because the Company's customers have varying experience with dental implants, the Company's marketing efforts must address the particular needs and requirements of professionals who already practice implant dentistry as well as general practitioners who may not be familiar with the implant procedure.

     The Company's marketing efforts are directed towards three distinct goals:
(i) encourage dental professionals using competitor's products to switch to the Company's products, (ii) service existing customers by introducing additional products and providing training and educational programs to them, and (iii) introduce implants more broadly to a large population of dental professionals who have yet to realize the advantages of dental implants. In addition to utilizing a direct sales force in North America and distributors abroad, the Company has initiated a variety of different marketing programs to accomplish each of these goals, including:


          - Educational and Training Programs. The Company sponsors several introductory level educational programs both in the United States and abroad and holds training seminars and surgery training programs at its own facilities. The Company also offers a number of advanced courses tailored to the needs of professionals who regularly perform implant procedures. Although the Company historically has focused its efforts on providing educational and training programs to clinicians in North America, it intends to expand its involvement in providing such programs abroad. In 1996, over 18,000 members of the dental community attended educational programs sponsored by the Company. The Company works with major dental organizations (American Association of Oral Maxillofacial Surgeons, American Association of Periodontists and Academy of Osseointegration), dental schools, key customers, international distributors and leading clinicians to maximize exposure of the Company's products at continuing education programs worldwide. In addition, the Company promotes educational programs at select private practices, which offer the opportunity to witness live surgical procedures. In 1995, the Company added a training facility and surgical suite to its Yorba Linda headquarters. The Company has entered into a consulting agreement with Dr. Jack Hahn, a general dentist and dental implant specialist, to conduct training programs for the Company and advise the Company on technical issues. Dr. Hahn is a world renowned lecturer on dental implants.


          - International Conferences. The Company has sponsored four major international conferences within the past five years that have attracted many members of the global dental implant community. In 1997, the Company held a four day international conference on "Exceeding Patients'
     Expectations: An Integrated Surgical, Prosthetic and Marketing Approach to Excellence in Implant Dentistry" in Orlando, Florida. This conference was attended by more than 600 dental professionals from 20 countries representing various dental disciplines.

          - Strategic Relationships with Vendors and Clinicians. The Company has formed strategic relationships with key vendors, clinicians, dental publishers, dental advertising agencies, and dental practice management consulting groups. The Company believes its strategic relationships enable it to gain and maintain brand recognition among all types of dental practitioners.

          - Printed Advertising Materials and Video Tapes. Using its in-house graphics department and outside consultants, the Company has developed extensive training videos and printed promotional materials. The Company distributes such materials to dental professionals through its sales representatives and international distributors, as well as through direct mail advertising campaigns.

          - Newsletter. The Company publishes a newsletter three times each year containing information relating to recent developments in the dental implant market, the Company's products, training and educational programs on dental implant procedures and results from clinical studies on dental implants. This newsletter is distributed to over 20,000 dental professionals in the United States and Canada. The Company publishes a similar newsletter twice each year that is translated into German, French, Italian, Spanish, Japanese and Korean and distributed to approximately 15,000 dental professionals in foreign countries.

          - Journal of Dental Symposia. In order to promote a broad understanding of the Company's educational efforts, the Company has entered into a collaborative effort with a publisher to publish the Journal of Dental Symposia, which is distributed annually to more than 10,000 dental professionals, including approximately 3,000 members of the Academy of Osseointegration. This journal includes academic articles relating to topics discussed at seminars and workshops at the Company's international conferences.

  Sales and Distribution

     The Company currently employs over 40 sales representatives throughout the United States and Canada who call directly on oral surgeons, periodontists, prosthodontists and implantologists, as well as select general dentists and dental laboratories. The Company believes that its direct sales force is essential to its ability to maintain brand loyalty among its customers in North America and to increase its market share. The Company's sales force is currently organized by geographic regions into five different territories. The Company plans to increase its direct sales force commensurate with sales increases in North America.

     The Company also markets and sells its products through 26 independent distributors in more than 35 foreign countries, including Australia, Belgium, Brazil, France, Germany, Israel, Italy, Japan, Korea, Mexico, the Netherlands, New Zealand, Portugal, Spain, Switzerland and the United Kingdom.


     Metalor, the Company's distributor in Germany and the Netherlands, dedicated 24 members of its sales staff in 1997 to the sale of the Company's products exclusively. Metalor accounted for approximately 8.2% of the Company's net sales during 1996 and 9.7% of net sales for the nine months ended September 30, 1997. In 1990, the Company entered into an exclusive one year distribution agreement with Metalor that automatically renews each July for successive one year terms unless the Company and Metalor cannot agree to purchase terms for the following year. This agreement prohibits Metalor from selling any competitor's dental implants or related products within Metalor's territory. The Company also entered into similar one year distribution agreements with three affiliates of Metalor who distribute the Company's products in France, Switzerland and the United Kingdom. Metalor and its affiliates collectively accounted for approximately 12.1% of the Company's net sales during 1996 and 13.1% of net sales for the nine months ended September 30, 1997.


     The Company believes that the international dental implant market will continue to grow at a more rapid rate than North American dental implant market for the next few years, particularly in Europe where dental implants have a longer history. In an effort to take advantage of the anticipated growth in international markets, the Company intends to continue to provide increased marketing support to its international distributors.

CUSTOMER SERVICE AND SUPPORT


     The Company seeks to build upon customer loyalty by providing high quality customer service and support. In addition to its educational courses and training seminars, the Company offers to send a technical sales representative to assist dental professionals with their first implant procedure using Steri-Oss products. The Company also employs a full-time staff dentist and three full-time certified dental technicians to respond to customers' technical questions regarding the Company's products and the implant procedure. In addition, Steri-Oss employs both domestic and international customer support representatives to answer general customer inquiries and to assist customers with order and re-order information. The Company maintains a direct relationship with its dental community customers by handling all shipping and invoicing functions through its customer support organization.


     The Company offers a ten year warranty on all of its implants and abutments. If a product fails prior to the expiration of the warranty, the Company agrees to replace it at no cost and to give the customer a credit towards the purchase of new products. Since the introduction of this program in 1993, the Company has not experienced any significant warranty expenses.


MANUFACTURING



     The Company manufactures substantially all of its implants at its two facilities in Yorba Linda, California and has received ISO 9001 certification. The Company has made a substantial investment in these facilities, which include a Class 10,000 clean room (a clean room with fewer than 10,000 particles which are five microns or larger per cubic foot), precision automated equipment, including CNC machines, and a robotically controlled coating area for the Company's proprietary HA-coating system.



     The Company's facilities are subject to applicable regulatory requirements. The FDA periodically inspects the Company's manufacturing systems to confirm continued compliance with the FDA's current QSR regulations. The Company's facilities are also subject to regulation and periodic inspection by the State of California. See "-- Government Regulation."

     The Company has received certification of conformance to ISO 9001 Standards and Medical Device Directives, as well as the Commission Europeen (CE) Mark of Conformity from National Standards Authority of Ireland. These approvals represent international symbols of quality system assurance and compliance with applicable European Medical Device Directives, which assist the international marketing of the Company's products.



     The Company has substantially increased its manufacturing capabilities since 1993 in an effort to enhance profit margins and increase quality. The Company currently manufactures a substantial portion of its own products and performs all of the HA-coating for its products, but currently relies on outside suppliers to coat its TPS-coated implants and to manufacture certain components including electrical consoles, hand tools, and those short-run products for which the Company cannot achieve cost efficiencies. The Company plans to bring TPS-coating capabilities in-house. The Company's manufacturing activities primarily consist of (i) cutting, machining and initial cleaning, which are performed at a leased facility close to its headquarters, and (ii) final cleaning, sterilization, assembly (in certain circumstances), packaging, coating and testing, which are conducted at the Company's headquarters. The principal raw materials used in the Company's products, including titanium and HA, are available from a number of suppliers. The Company does not maintain any long-term supply contracts with any of its suppliers. The Company currently operates three shifts per day, five days per week.



     The Company also uses small amounts of hazardous substances in its manufacturing processes. As a result, the Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling and disposal of toxic or other hazardous substances, chemicals, materials or waste. The Company has engaged a third party contractor to handle the removal of such hazardous substances.



     Steri-Oss has established a number of quality control procedures to maintain the quality of its products. All products manufactured by the Company undergo a series of inspections and tests throughout the manufacturing process to ensure that each product complies with the Company's product specifications and aesthetic requirements. For example, each implant manufactured by Steri-Oss will receive no fewer than nine separate inspections. Any product that does not conform to the Company's visual, functional and aesthetic requirements will be rejected. In addition, all products purchased by outside suppliers are inspected by the Company's personnel. Steri-Oss also conducts periodic self audits to review and ensure its compliance with the Company's quality controls and QSR and environmental regulations.


COMPETITION

     The dental implant industry is characterized by intense competition. Steri-Oss competes directly with a number of companies offering dental implants and related products both in the United States and abroad, including Nobel Biocare AB, Friatec AG, 3i and Sulzer Calcitek Inc., certain of which have substantially greater financial, marketing, sales, distribution and development resources than the Company. Certain of the Company's competitors also have established a greater international presence than the Company. In several countries, including Germany and Switzerland, the Company competes with companies that are based in such countries. The competitors' local presence in such markets may provide them with a competitive advantage over the Company. In addition, several competitors in foreign markets sell directly in such markets, which may be more effective than the Company's indirect distribution channels in such markets.


     The Company believes the principal competitive factors in the dental implant market are product performance, breadth of product line, brand name recognition, customer loyalty, customer service, scope of regulatory approvals and clinical trials, price and sales and marketing capabilities. The Company believes its prices are competitive with other high quality implant products. Due in part to the importance of quality and customer service and to the minor cost of the implant relative to the implant procedure, the Company does not believe that price is a major competitive factor.


     The Company believes that it competes favorably against other dental implant companies due to the Company's broad range of quality dental implants and related products and provides extensive training and educational programs for dental professionals. Increased competition or the failure to compete effectively in the implant industry may result in price reductions, reduced gross margins and loss of market share, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's products also compete against alternative restorative treatments such as bridges and dentures, which are generally less expensive to the patient, are less invasive and can be implemented more quickly. New restorative technologies may be developed that are as effective as, or more effective or easier to use than, those offered by the Company, which could render the Company's products noncompetitive or obsolete.

GOVERNMENT REGULATION


     The Company's products are subject to extensive regulation by the FDA and certain other federal, state and local governmental authorities, as well as similar regulatory agencies in other countries. Such regulations cover the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices and record keeping with respect thereto. The FDA generally classifies medical devices in commercial distribution into one of three classes: Class I, Class II or Class III devices, which classifications are based upon the controls the FDA deems necessary to reasonably ensure the safety and effectiveness of the medical devices. A new medical device cannot be commercially distributed until the FDA has accepted for review and cleared a 510(k) or has approved a PMA on such medical device or implant.


     The 510(k) process requires a manufacturer to demonstrate that the new product is substantially equivalent (in terms of safety, efficacy and intended use) to certain 510(k) Class I, Class II or pre-1976 Class III medical devices (for which the FDA has not called for a PMA) that are already commercially available and lawfully being sold on the market. The PMA approval process is more time-consuming and burdensome than the 510(k) process and generally requires more detailed preclinical and clinical studies, as well as manufacturing data and other information.


     Class I and Class II devices may be approved pursuant to a 510(k) notification process as opposed to the lengthy PMA process required for most post-1976 Class III products. While dental implants are technically classified as Class III products, to date, the FDA has permitted the manufacturers of dental implants to use the 510(k) notification procedure to clear the commercial sale of dental implants. Since January 1, 1994, the Company has obtained FDA clearance for 34 510(k)s from the FDA covering a broad range of the Company's products.



     In 1990, Congress enacted the Safe Medical Device Act of 1990, which required the FDA to either down-classify certain Class III devices (including dental implants) to Class I or II, or publish a date for the call for PMAs for any remaining Class III devices on the market. The Company expects that at some future date certain dental implants will be down-classified to Class II, but others will remain as Class III. There is a possibility that some of the Company's dental implants may remain Class III. For those dental implants that remain in Class III, the FDA will require the submission of a PMA. The Federal Food, Drug and Cosmetic Act provides that a company must submit a PMA within 90 days from the date that the FDA issues a final regulation calling for the submission of PMAs. There can be no assurance that if the FDA calls for a PMA for dental implants, the Company would receive a PMA approval, if required, for its dental implants on a timely basis, if at all. In the event the FDA requires the submission of a PMA, the Company may be required to cease marketing the relevant product or products in the United States until an acceptable PMA is filed or approved. Although the Company has been collecting clinical data in anticipation of being required to submit PMAs for its dental implants, there can be no assurance that such data will be adequate to demonstrate that the Company's dental implants are safe and effective, as required for approval of a PMA. The FDA's refusal to approve any PMAs that the Company may submit or the Company's failure to submit required PMAs in a timely fashion could have a material and adverse effect on the Company's business, financial condition and results of operations.


     Governmental regulation may also prevent or substantially delay the marketing of the Company's proposed products, cause the Company to undertake costly procedures and furnish a competitive advantage to certain of the Company's competitors who have greater financial, administrative and research and develop-ment resources. After approval, the FDA may require post-marketing approval surveillance programs to monitor the effects of an approved medical device. FDA approval may be withdrawn for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing. In addition, product modifications may require the submission of a new 510(k) notification or PMA supplement and future products may require 510(k) clearance or PMA approval. There can be no assurance that marketing clearances or approvals will be obtained on a timely basis or at all. Delays in receiving, the failure to receive or the cost of complying with such clearances could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company is also registered as a medical device manufacturer with the FDA and with state agencies such as the Food and Drug Branch of the California Department of Health Services. The FDA and state agencies inspect the Company from time to time to determine whether the Company is in compliance with various regulations relating to medical device manufacturing, including the FDA's QSR regulations that govern manufacturing, design, testing, quality control and product labeling of medical devices. In connection with the FDA's inspection of the Company's facilities in April 1997, the FDA issued a warning letter to the Company citing the Company's failure to comply with certain provisions of the regulations. The Company believes that it has taken appropriate corrective actions to address each of the violations cited in the warning letter. The warning letter did not prohibit the Company from obtaining premarket clearance or approval for new products nor did it require the Company to withdraw or remove any of its products from the market.


     The Company must also comply with similar registration requirements of foreign governments and with import and export regulations when distributing its products to foreign nations. Each foreign country's regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort to obtain and maintain.

PROPRIETARY RIGHTS


     The Company relies to some extent on proprietary technology, which it protects primarily through trade secrets, licensing arrangements, patents, non-disclosure agreements and other intellectual property laws. The Company also seeks to protect its brand names through registered and common law trademarks. The Company currently holds five United States patents relating to its products and has applications pending for seven additional United States patents. The Company's patents expire beginning in August 2006. The Company believes that although the patents often are necessary to protect its technology and products, they do not serve as significant barriers to entry into the dental implant market. The Company believes, however, that extensive FDA approval and compliance requirements, proprietary manufacturing processes, customer loyalty and access to distribution channels constitute the primary barriers to entry into the dental implant market.



     The Company licenses certain of its core technology pursuant to exclusive and semi-exclusive licenses. In April 1994, the Company entered into a five year exclusive, worldwide license to manufacture and market the DIA Anatomic Abutment System and the Bio-Esthetic Abutment System and the Immediate Impression Implant (covered by nine United States patents). The Company pays royalties to DIA based on a percentage of the Company's net sales of the licensed products, subject to certain annual minimum royalties. The Company also licenses two dental implants (covered by seven United States patents) from VentPlant, pursuant to a semi-exclusive license agreement entered into in September 1991 that provides for a fixed royalty per unit sold. This agreement terminates upon the expiration of the licensed patents, subject to earlier termination for cause. In addition, the Company is currently distributing the IMZ Dental Implant System in the United States pursuant to an oral agreement with Dr. Axel Kirsch, a world renowned oral surgeon and the inventor of such products. If the Company is required to obtain licenses under patents or proprietary rights of others, there can be no assurance that any required licenses would be made available on terms acceptable to the Company, if at all.



     The Company has been subject to infringement claims in the past, and there can be no assurance that any future patents or licenses will be issued, that any issued patents or other intellectual property rights of the Company will provide meaningful protection for the Company's proprietary technology or that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation by third parties in the United States or abroad. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. Accordingly, effective protection of intellectual property may be unavailable or limited in certain foreign countries.


     Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend the Company against claims of infringement or invalidity by others. The cost of addressing any intellectual property litigation claim, both in terms of legal fees and expenses and the diversion of management's efforts, regardless of whether the claim is valid, could be significant. An adverse outcome in such litigation or similar proceedings could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from others, or require the Company to cease marketing or using certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company requires each of its employees to enter into a proprietary rights and nondisclosure agreement pursuant to which the employee agrees to maintain the confidentiality of all of the Company's proprietary information and, subject to certain exceptions, to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, the Company regularly enters into nondisclosure agreements with third parties, such as consultants and suppliers. In spite of these precautions, it may be possible for third parties to copy, develop or otherwise obtain and use the Company's proprietary technology without authorization or to develop similar technology independently.

EMPLOYEES


     As of November 23, 1997, the Company had 246 full-time employees, including 11 employees engaged in research and development, 91 engaged in manufacturing, 22 engaged in regulatory affairs and quality assurance, 70 engaged in sales and marketing, 16 engaged in customer service and support and 36 engaged in general administration and finance activities. None of these employees is represented by a union, and the Company has never experienced a work stoppage or strike. The Company considers its employee relations to be good.


FACILITIES


     The Company leases two facilities, which have approximately 51,000 square feet and 35,000 square feet, respectively, in Yorba Linda, California, pursuant to leases that expire in October 31, 1999 and December 31, 2003, respectively. These buildings are used as the Company's headquarters and include administration, manufacturing, marketing and sales, storage, customer service and distribution facilities. The Company also leases approximately 1,500 square feet in Toronto, Canada, which is used for distribution, training and sales.


PRODUCT LIABILITY AND LEGAL PROCEEDINGS; INSURANCE


     The Company is subject to an inherent risk of product liability claims that may involve significant defense costs. Bausch & Lomb has agreed to indemnify the Company up to an aggregate amount of $28.5 million against any claims and losses from defects in the design, manufacture or production of any product sold by S-O prior to the Acquisition. In August 1995, one implant patient filed an action in the Superior Court of California, County of Riverside, alleging that a defect in the manufacturing of the Company's implants caused the implant to fracture. The Company believes that Bausch & Lomb is contractually obligated to indemnify the Company for this claim, and Bausch & Lomb has assumed the defense of this matter. Although the Company currently has product liability insurance there can be no assurance that this coverage will be adequate to protect the Company against future claims. In the event the Company is held liable for damages in excess of its insurance coverage limits or outside of its insurance coverage, which damages are not indemnified by Bausch & Lomb, the Company's business, financial condition and results of operations could be materially and adversely affected.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     Set forth below is certain information regarding the directors, executive officers and key employees of the Company as of December 15, 1997.



           NAME               AGE                               POSITION
--------------------------    ----    ------------------------------------------------------------
Kenneth A. Darienzo            58     Chairman of the Board and Chief Executive Officer
Martin J. Dymek                41     President
Kenneth K. Krueger             52     Executive Vice President, Operations
Bruce D. Nye                   53     Vice President, Chief Financial Officer and Corporate
                                      Secretary
Andrew C. Cowen(1)(2)          27     Director
Walter W. Grist(1)(2)          57     Director
T. Michael Long                54     Director
Douglas E. Rogers(2)           43     Director
Frederic M. Seegal(1)          49     Director
Henry Wendt                    64     Director
Don A. Kennard                 50     Vice President, Research and Development
Dennis G. Locke                43     Vice President, Finance
Hugh A. O'Donnell              43     Vice President, International Sales
Phillip E. Ohlsson             59     Vice President, Institutional Accounts
Thomas M. Olsen                40     Vice President, Domestic Sales and Marketing


---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee


  Directors and Executive Officers


     Kenneth A. Darienzo has served as the Chief Executive Officer of the Company and its predecessors since August 1989 and has been a Director of the Company since the Acquisition in November 1996. Mr. Darienzo served as the President of the Company until the appointment of Mr. Dymek in May 1997 and became the Company's Chairman of the Board in August 1997. From 1988 to 1989, Mr. Darienzo was the General Manager of Unitek, a global orthodontic company and a subsidiary of the Minnesota Mining & Manufacturing Co. ("3M"). Mr. Darienzo also served in a number of management positions with 3M from 1975 to 1988, including positions as the Marketing Director for its Dental Division and the National Sales Manager of its orthopedic business.

     Martin J. Dymek has been the President of the Company since May 1997, and prior to that served as the Senior Vice President, Marketing and Sales of the Company and its predecessor since 1995, as Vice President of Marketing of the Company's predecessor from 1991 to 1995 and as International Sales Manager of the Company's predecessor in 1990 and 1991. Mr. Dymek continues to be responsible for the Company's sales and marketing activities. Prior to joining S-O, Mr. Dymek held marketing and sales positions with Shofu Dental, a Japanese dental manufacturing company, from 1982 to 1990. Mr. Dymek is currently a member of the International Congress of Oral Implantologists and is active in the Dental Manufacturers of America.


     Kenneth K. Krueger has been the Executive Vice President, Operations of the Company and its predecessors since 1987. Prior to that, Mr. Krueger served in a number of operational and general management positions at the Company's predecessor from 1984 to 1987. From 1981 to 1984, Mr. Krueger was the Manager of the Cardiovascular Research and Development Division of Shiley, Inc., a Pfizer company, and from 1966 to 1981, he served in management positions in operations, research and development, production technology and production engineering with Shiley, Inc. Mr. Krueger is currently a member of the Society for Biomaterials, the International Congress of Oral Implantologists, the American Society of Testing Material, the Academy of Implant Dentistry and the International Association for Dental Research.

     Bruce D. Nye joined the Company in May 1997 as its Vice President, Chief Financial Officer and Corporate Secretary. Prior to joining the Company, Mr. Nye was the Senior Vice President of Corporate Development and prior to that Vice President and Chief Financial Officer of The Cerplex Group, Inc., a company that provides repair services for electronic equipment, from August 1993 to May 1997. From 1992 to July 1993, Mr. Nye was Vice President and Chief Financial Officer for Sparta, Inc. and from 1991 to 1992, he acted as an independent consultant and principal in an asset acquisition for Aluminum Precision Products. Mr. Nye was Senior Vice President and Chief Financial Officer for Hadson Defense Systems, Inc. from 1983 to 1990. Prior to 1983, he was a Senior Audit Manager with Price Waterhouse LLP.

     Andrew C. Cowen has been a member of the Company's Board of Directors since the Acquisition in November 1996. Mr. Cowen is currently an Assistant Manager of Brown Brothers Harriman & Co., a private banking and investment management company ("Brown Brothers"), where he has been employed for the past five years. Brown Brothers is the general partner of The 1818 Fund II, L.P., a New York limited partnership. Mr. Cowen is also a director of Computerized Medical Systems, Inc.

     Walter W. Grist has been a member of the Board of Directors of the Company since the Acquisition in November 1996. For more than the past five years, Mr. Grist has been a Senior Manager of Brown Brothers. Mr. Grist is also a director of Computerized Medical Systems, Inc. and WellCare Management Group, Inc.

     T. Michael Long has been a member of the Board of Directors of the Company since the Acquisition in November 1996. Mr. Long is currently a partner of Brown Brothers, where he has been employed since 1971. He is the co-manager of The 1818 Fund, L.P. and The 1818 Fund II, L.P. Mr. Long is also a director of Columbia/HCA Healthcare Corp., Computerized Medical Systems, Inc., Ecko Group, Inc., Gulf Canada Resources, Ltd., Nuevo Energy Company and Sports Holdings Corporation. Mr. Long is a Trustee of The Hospital Chaplainry, Inc., a nonprofit agency that trains chaplains from over 50 religious traditions.


     Douglas E. Rogers has served as a member of the Board of Directors of the Company since the Acquisition in November 1996. Mr. Rogers is currently a Managing Director of DLJ Merchant Banking II, Inc. Since 1992, Mr. Rogers has been engaged in the development, organization and financing of numerous health care companies. From 1995 to 1997, he was a Managing Director of Lighthouse Capital Partners and its affiliates, which were involved in providing financial services and advice to small to medium sized medical product and dental companies. From 1987 to 1992, he was a Director of Baring Brothers & Co., Inc. where he was responsible for United States investment banking activities. From 1983 to 1987, Mr. Rogers was a Senior Vice President at Lehman Brothers. Prior to that, Mr. Rogers was a Vice President and founder of the Health Care Group at Kidder, Peabody & Co. Mr. Rogers is also a founder of several pharmaceutical research companies, including Neurogen Corporation and Texas Biotechnology Group. Mr. Rogers is also a Director of Wilson Greatbatch Ltd. and Computerized Medical Systems, Inc. and has served as a Director of Cold Spring Harbor Laboratory Associates.


     Frederic M. Seegal has been a member of the Company's Board of Directors since January 1997. Mr. Seegal is currently the President of Wasserstein Perella Group, Inc., an investment banking firm, where he has been employed for three years. From 1990 to 1994, Mr. Seegal was a Managing Director of Salomon Brothers. Prior to that Mr. Seegal was a Managing Director of Lehman Brothers where he was employed from 1974 to 1990.


     Henry Wendt has served as a member of the Board of Directors of the Company since the Acquisition in November 1996 and was the Chairman of the Board of the Company until August 1997. He is currently a Managing Director of DLJ Merchant Banking II, Inc. From 1995 to 1997, he was a Managing Director of Lighthouse Capital Partners and its affiliates. Mr. Wendt was Chairman of the Board of SmithKline Beecham p.l.c., a pharmaceutical company, and its subsidiary, SmithKline Beecham Corporation, from 1989 until his retirement in 1994. Mr. Wendt is also a director of Allergan, Inc., Atlantic Richfield Co., The Egypt Investment Company and West Marine Corp. He is a trustee of the Trilateral Commission and Trustee Emeritus of the American Enterprise Institute. In 1994 Mr. Wendt was awarded the Order of the Rising Sun Gold and Silver Star by the Government of Japan, the highest honor given to a foreigner. In 1995, he was named as Honorary Commander of the British Empire by HRH Queen Elizabeth II.

  Key Employees



     Don A. Kennard has served as the Vice President, Research and Development of the Company since May 1997, the Vice President of Regulatory Affairs of the Company and its predecessor from 1993 to 1997, and prior to that as the Director of Regulatory Affairs with its predecessor from 1991 to 1992.



     Dennis G. Locke has served as the Vice President, Finance of the Company and its predecessor since November 1995, and prior to that as its Controller from 1990 to 1995.



     Hugh A. O'Donnell has served as the Vice President, International Sales of the Company since July 1997, the Vice President, Technical Services and Training of the Company from January 1997 to July 1997, the Vice President of Prosthetic Business of the Company and its predecessor from 1995 to 1997, and prior to that as the Vice President, Business Development of the Company's predecessor from 1993 to 1995. Prior to joining the Company, Mr. O'Donnell served as the General Manager of the Implant Division of Dentsply -- Canada from 1987 to 1993.



     Phillip E. Ohlsson has served as the Vice President, Institutional Accounts of the Company since May 1997, as the Vice President, Western Region and National Accounts of the Company and its predecessor from 1995 to 1997, and prior to that, in various sales positions with the Company's predecessor, including the Vice President of Sales from 1991 to 1995.



     Thomas M. Olsen has served as Vice President of Domestic Sales and Marketing of the Company since January 1997, as Vice President of Domestic Sales of the Company's predecessor from 1995 to 1997, and as Director of Domestic Sales from 1994 to 1995. Prior to joining the Company, Mr. Olsen served as the Vice President of Sales and Marketing, with Denar Corp. from 1993 to 1994, and prior to that as the Western Regional Manager of 3M Unitek.



BOARD OF DIRECTORS


     The Company's Certificate provides for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. At each annual meeting of the stockholders, the successors to the class of directors whose term expires at the time are elected to hold office for a term of three years, and until their respective successors are elected and qualified, so that the term of one class of directors expires at each such annual meeting. The terms of office of the Company's directors expire as follows: Messrs. Cowen and Grist in 1998; Messrs. Long and Rogers in 1999; and Messrs. Darienzo, Seegal and Wendt in 2000. See "Description of Capital
Stock -- Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

     The Board of Directors has a Compensation Committee (the "Compensation Committee"), which is responsible for making recommendations regarding salaries, bonuses and other compensation matters for the Company's executive officers. The Compensation Committee serves as the administrator of the 1997 Plan. The members of the Compensation Committee are Messrs. Cowen, Grist and Rogers. None of these individuals were at any time during 1996 an officer or employee of the Company.

     The Board of Directors also has an Audit Committee (the "Audit Committee"), which supervises and makes recommendations and decisions with respect to the periodic audits of the Company's financial results. The members of the Audit Committee are Messrs. Cowen, Grist and Seegal.

DIRECTOR COMPENSATION

     Except as described below, the directors do not receive cash compensation for services on the Board of Directors or any Committee thereof. All non-employee Board members are reimbursed for their out-of-pocket expenses incurred in connection with serving on the Board of Directors.

EXECUTIVE COMPENSATION


     The following table sets forth certain summary information concerning the compensation earned by the Company's Chief Executive Officer and its three other most highly compensated executive officers (the "Named Executive Officers") whose total salary and bonus for 1997 exceeded $100,000 for services rendered to the Company and its predecessors in all capacities during that year. The Named Executive Officers are the only executive officers of the Company.


                           SUMMARY COMPENSATION TABLE



                                                                       LONG TERM
                                                                      COMPENSATION
                                                                   ------------------
                                                                         AWARDS
                                          ANNUAL COMPENSATION      ------------------
               NAME AND                   --------------------         SECURITIES          ALL OTHER
        PRINCIPAL POSITION(S)              SALARY      BONUS(1)    UNDERLYING OPTIONS     COMPENSATION(2)
--------------------------------------    --------     -------     ------------------     ------------
Kenneth A. Darienzo...................    $311,553     $75,000           294,411             $6,400
  Chairman of the Board and
  Chief Executive Officer
Martin J. Dymek.......................     180,690      50,000           149,825              6,400
  President
Kenneth K. Krueger....................     155,477      30,000           139,825              6,400
  Executive Vice President, Operations
Bruce D. Nye..........................     103,346(3)   30,000            46,055              4,374
  Vice President, Chief Financial
  Officer
  and Corporate Secretary


---------------


(1) Represents bonuses earned in 1997 which will be paid in 1998.



(2) Consists of matching contributions made by the Company under its Section 401(k) Profit Sharing Plan.



(3) Mr. Nye joined the Company as its Vice President, Chief Financial Officer and Corporate Secretary in May 1997. He is currently paid an annual salary of $160,000.



     The following table sets forth for each of the Named Executive Officers, the number of options granted during the year ended December 31, 1997 and the potential realizable value of such grants.



                       OPTION GRANTS IN FISCAL YEAR 1997



                                                                                                POTENTIAL
                                                                                               REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                             ANNUAL RATES OF
                                  NUMBER OF       PERCENT OF                                   STOCK PRICE
                                  SECURITIES     TOTAL OPTIONS                              APPRECIATION FOR
                                  UNDERLYING      GRANTED TO     EXERCISE OR                 OPTION TERM(2)
                                   OPTIONS         EMPLOYEES     BASE PRICE    EXPIRATION   -----------------
              NAME                 GRANTED          IN 1997       ($/SH)(1)       DATE        5%        10%
--------------------------------- ----------     -------------   -----------   ----------   -------   -------
Kenneth A. Darienzo..............   100,000(3)         9.4%         $0.40        01/07/07   $25,156   $63,750
                                    134,411(4)        12.6           0.40        05/15/07    33,812    85,687
                                     30,000(5)         2.8          12.00(6)     08/19/07   226,402   573,747
                                     30,000(5)         2.8          12.00(6)     12/08/07   226,402   573,747

Martin J. Dymek..................    50,000(3)         4.7           0.40        01/07/07    12,578    31,875
                                     53,825(4)         5.0          12.00(6)     05/15/07    13,540    34,313
                                     21,000(5)         2.0          12.00(6)     08/19/07   158,481   401,623
                                     25,000(5)         2.4          12.00(6)     12/08/07   188,668   478,123

Kenneth K. Krueger...............    50,000(3)         4.7           0.40        01/07/07    12,578    31,875
                                     53,825(4)         5.0           0.40        05/15/07    13,540    34,313
                                     16,000(5)         1.5          12.00(6)     08/19/07   120,748   305,999
                                     20,000(5)         1.9          12.00(6)     12/08/07   150,935   382,498

Bruce D. Nye.....................    16,055(4)         1.5           0.40        05/15/07     4,039    10,235
                                     10,000(5)         1.0          12.00(6)     08/19/07    75,467   191,249
                                     20,000(5)         1.9          12.00(6)     12/08/07   150,935   382,498


---------------


(1) These options were granted at exercise prices equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors of the Company.



(2) The 5% and 10% assumed rates of appreciation are prescribed by the rules and regulations of the Commission and do not represent the Company's estimate or projection of future trading prices of the Common Stock.



(3) Represents nonqualified stock options to purchase Common Stock, which were fully vested on the grant date.



(4) Represents nonqualified stock options to purchase Common Stock, which vest at the earlier of the consummation of the Offering or in equal annual installments if the Company attains certain financial criteria in the year.

(5) Represents incentive stock options granted under the 1997 Plan. See "Management -- Compensation Plans and Arrangements -- 1997 Stock Incentive Plan." Twenty-five percent of such options vest on the first anniversary of the grant date and the remaining options vest thereafter in 36 equal installments. Such options will automatically accelerate in the event of the termination of such holder's employment within 18 months following a change in control of the Company.



(6) The exercise price of such options is equal to the initial public offering price. For the purpose of this table, the Company has used an assumed initial public offering price of $12.00 per share.



     The following table sets forth information with respect to each exercise of stock options during the year ended December 31, 1997, by each of the Named Executive Officers and the number of options held at year end and the aggregate value of in-the-money options held at December 31, 1997.



  AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997 AND OPTION VALUES FOR FISCAL
                                   YEAR 1997



                                                      NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                        NUMBER                       UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                       OF SHARES      VALUE       OPTIONS AT DECEMBER 31, 1997      AT DECEMBER 31, 1997($)(1)
                      ACQUIRED ON    REALIZED    -------------------------------   -----------------------------
        NAME           EXERCISE     IN 1997($)   EXERCISABLE       UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
--------------------- -----------   ----------   -----------       -------------   -----------     -------------
Kenneth A.
  Darienzo...........        --             --     234,411             60,000      $ 2,719,168      $        --
Martin J. Dymek......        --             --     103,825             46,000        1,204,370               --
Kenneth K. Krueger...        --             --     103,825             36,000        1,204,370               --
Bruce D. Nye.........        --             --      16,055             30,000          186,238               --


---------------


(1) There was no established public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $12.00 per share, less the applicable option exercise price per share.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION PLANS AND ARRANGEMENTS

  Employment Contracts


     In November 1996, the Company entered into an employment agreement with each of Messrs. Darienzo, Dymek and Krueger for a term ending December 31, 1999. The annual base salaries of Messrs. Darienzo, Dymek and Krueger as of the date hereof are $300,000, $199,000 and $155,000, respectively. Each of such officers is also eligible to receive a bonus based upon the Company's attainment of certain performance criteria, which bonus will not exceed 100% of such officer's annual base salary. The employment agreements provide that the Board may increase the annual base salaries and bonuses of such officers as appropriate. In the event the Company terminates any such agreement other than for cause, the Company must pay to such officer, in addition to all accrued and unpaid salary and benefits, his salary for the remaining term of the agreement (but in no event an amount less than 18 months salary) and certain benefits for the remaining term of the agreement. If the Company terminates such officer's employment for cause or if such officer terminates his employment for any reason whatsoever, then the officer will be entitled to receive only accrued but unpaid salary through the date of such termination.


  1997 Stock Incentive Plan

     The Company's 1997 Plan is intended to serve as a comprehensive equity incentive program for the employees, non-employee members of the Company's Board of Directors (the "Board") or the board of directors of any parent or subsidiary of the Company, and independent consultants who provide valuable services to the Company. The 1997 Plan became effective on August 20, 1997 upon adoption by the Board and was subsequently approved by the stockholders in August 1997. A total of 400,000 shares of Common

Stock has been reserved for issuance under the 1997 Plan. The share reserve will be increased automatically on the first day of January of each calendar year, beginning in January 1998, by a number of shares equal to 2% of the number of shares of Common Stock outstanding on the last day of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive option grants or direct stock issuances for more than 200,000 shares in the aggregate per calendar year.

     The 1997 Plan is divided into four separate incentive programs: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly through the purchase of such shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services, (iii) the Salary Investment Option Grant Program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special stock option grants, and (iv) the Director Fee Option Grant Program pursuant to which the non-employee Board members may apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special stock option grants.

     The Discretionary Option Grant, Stock Issuance and Salary Investment Option Grant Programs will be administered by the Compensation Committee. The Compensation Committee, as Plan Administrator, will have complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the vesting schedule to be in effect for the option grants or stock issuances, the maximum term for which any granted option is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, except that all options granted under the Salary Investment Option Grant Program will be non-statutory stock options. The administration of the Director Fee Option Grant Program will be self-executing in accordance with the express provisions of that program.

     The exercise price for the shares of Common Stock subject to option grants made under the 1997 Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

     In the event that the Company is acquired by merger or asset sale, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the Stock Issuance Program will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are to be assigned to the successor corporation. The Plan Administrator will have the authority under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will automatically vest in the event the individual's service is terminated, whether involuntarily or through a resignation for good reason, within a specified period (not to exceed eighteen
(18) months) following (i) a merger or asset sale in which those options are assumed or those repurchase rights are assigned or (ii) a change in control of the Company effected by a successful tender offer for more than 50% of the outstanding voting stock or by proxy contest for the election of Board members. The Plan Administrator will also have the discretion to provide for the automatic acceleration of options and the lapse of any repurchase rights upon
(i) a change in control of the Company effected by a successful tender offer for more than 50% of the Company's outstanding voting stock or by proxy contest for the election of Board members or (ii) the termination of the individual's service, whether involuntarily or through a resignation for good reason, within a specified period (not to exceed eighteen (18) months) following such a change in control.

     Stock appreciation rights may be issued in tandem with option grants made under the Discretionary Option Grant Program. The holders of such rights will have the opportunity to elect between the exercise of their outstanding stock options for shares of Common Stock or the surrender of those options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     In the event the Plan Administrator elects to activate the Salary Investment Option Grant Program, each executive officer and other highly compensated employee of the Company selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. If such election is approved by the Plan Administrator, the officer will be granted, on or before the last trading day in January in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Common Stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant will be equal to the amount of salary invested in that option. The option will vest in a series of twelve (12) equal monthly installments over the calendar year for which the salary reduction is in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

     In the event the Director Fee Option Grant Program is activated in the future, each non-employee Board member would have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant would automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Common Stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will become exercisable for the option shares in a series of twelve (12) equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1997 Plan at any time. The 1997 Plan will terminate on August 19, 2007, unless sooner terminated by the Board.


     On August 20, 1997, the Company granted options to purchase an aggregate of 226,000 shares of Common Stock under the 1997 Plan to certain employees of the Company, including the Named Executive Officers. On September 25, 1997, the Company granted options to purchase an aggregate of 9,000 shares of Common Stock under the 1997 Plan to three employees of the Company. On December 9, 1997, the Company granted options to purchase an aggregate of 95,000 shares of Common Stock under the 1997 Plan to the Named Executive Officers. All of the options granted under the 1997 Plan vest at the rate of 25% on the first anniversary of their respective grant dates and thereafter vest in 36 equal monthly installments. All of such options have an exercise price equal to the initial public offering price.


401(k) PROFIT SHARING PLAN

     The Company has an employee profit sharing plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows eligible employees to defer up to 15% of their pretax earnings, subject to the Internal Revenue Service annual contribution limit. The Company makes matching contributions equal to 100% of employee contributions up to 4% of the participant's eligible compensation. The Company's contributions to the 401(k) Plan for the year ended December 31, 1997 totaled approximately $346,000.


LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief against the directors will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     Under Section 145 of the Delaware General Corporation Law, the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise.

     The Company has entered into agreements to indemnify its executive officers and all of its directors in addition to the indemnification provided for in the Bylaws. These agreements will, among other things, indemnify those parties for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services by such person as an officer or a director of the Company, or as an officer or a director of any other company or enterprise to which the person provides services at the request of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the indemnification agreements or the Company's charter documents, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company has also obtained directors' and officers' liability insurance for its directors and executive officers.

                              CERTAIN TRANSACTIONS

ACQUISITION


     In November 1996, the Company acquired certain of the assets of its predecessor, S-O, from Bausch & Lomb. In conjunction with the Acquisition, the Company entered into a Securities Purchase Agreement with The 1818 Fund II, L.P. (the "1818 Fund"), pursuant to which the Company sold 22,000 shares of Class A Preferred Stock and warrants to purchase 2,900,000 shares of Common Stock at a nominal exercise price to the 1818 Fund for $22.0 million. T. Michael Long, Walter W. Grist and Andrew C. Cowen, directors of the Company, are a partner, senior manager and assistant manager, respectively, of Brown Brothers, which is the general partner of the 1818 Fund, and were elected to the Company's Board pursuant to rights granted to the 1818 Fund in connection with the Acquisition. The 1818 Fund's right to require the Company to nominate up to three individuals designated by it as directors terminates upon the consummation of the Offering.



     In conjunction with the Acquisition, the Company also sold (i) 3,185 shares of Class C Preferred Stock and warrants to purchase 477,750 shares of Common Stock at a nominal exercise price to Exeter Venture Lenders, L.P. and Exeter Equity Partners, L.P. (collectively, "Exeter") and S-O Acquisition LLC for $3.2 million, and (ii) 50,000 shares of Common Stock and warrants to purchase 745,400 shares of Common Stock to S-O Management LLC at a nominal exercise price for $1,000. The Company pays S-O Management LLC $250,000 per year pursuant to a Management Services Agreement that terminates upon consummation of the Offering. Prior to the consummation of the Offering, each of S-O Acquisition LLC and S-O Management LLC will distribute the shares of Common Stock and Class C Preferred Stock held by such entity to the individual members of each such entity (the "LLC Distribution"). As a result of the LLC Distribution (i) Henry Wendt, a director of the Company, will own 346,201 shares of Common Stock and approximately 494 shares of Class C Preferred Stock, (ii) Anvers L.P., one of the general partners of which is an affiliate of Furman Selz LLC, will own 74,999 shares of Common Stock and approximately 500 shares of Class C Preferred Stock, (iii) Douglas E. Rogers, a director of the Company, will own 266,975 shares of Common Stock and approximately nine shares of Class C Preferred Stock,
(iv) a Managing Director of Furman Selz LLC will own 151,118 shares of Common Stock and approximately five shares of Class C Preferred Stock and (v) Wasserstein Perella Group, Inc. will own 79,540 shares of Common Stock. Frederic
M. Seegal, a director of the Company, is the President of Wasserstein Perella Group, Inc.



     In addition, in connection with the Acquisition, the Company entered into Note and Warrant Purchase Agreements with Equitable Life and Exeter. Under the terms of the Note and Warrant Purchase Agreements, the Company sold (i) $10.0 million aggregate principal amount of its 16% Series A Subordinated Note and warrants to purchase 240,000 shares of Common Stock at a nominal exercise price to Equitable Life and (ii) $2.5 million aggregate principal amount of its 14% Series B Subordinated Notes and warrants to purchase 88,000 shares of Common Stock at a nominal exercise price to Exeter.


     Concurrently with the Acquisition, the Company entered into (i) a registration rights agreement with the 1818 Fund, the S-O Parties, Exeter and Equitable Life and (ii) a stockholders agreement, which terminates upon consummation of the Offering, with such parties and Messrs. Wendt, Rogers and Gumer. See "Description of Capital Stock."

DIRECTOR OPTIONS

     In January 1997, the Company granted each member of the Company's Board of Directors (other than Mr. Darienzo) a stock option to acquire 35,700 shares of the Company's Common Stock at an exercise price of $1.00 per share.

PREFERRED STOCK CONVERSION


     Upon the approval of all holders of Preferred Stock, the Company will amend its Certificate of Incorporation to provide for the automatic conversion (in lieu of mandatory redemption) of all 22,000 shares of Class A Preferred Stock and all 3,185 shares of Class C Preferred Stock into an aggregate of 2,256,719 shares of Common Stock upon consummation of the Offering (assuming an initial public offering price of $12.00 per share). The conversion price will be equal to 93% of the initial public offering price (the initial public offering price less underwriting discounts and commissions). As discussed above, certain affiliates of the Company are holders of such shares of Class A Preferred Stock and Class C Preferred Stock.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person (or group of affiliated persons) known by the Company to beneficially own more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners listed below have sole investment and voting power with respect to such shares, subject to community property laws, where applicable.


                                                                                     PERCENTAGE OF
                                                                                       CLASS(1)
                                                                   NUMBER        ---------------------
                                                                BENEFICIALLY      BEFORE       AFTER
                                                                  OWNED(1)       OFFERING     OFFERING
                                                                ------------     --------     --------
The 1818 Fund II, L.P.(2).....................................    4,152,401        58.8%         41.3%
  c/o Brown Brothers Harriman & Co.
  59 Wall Street
  New York, NY 10005
Kenneth A. Darienzo(3)........................................      234,411         3.2           2.3
Martin J. Dymek(4)............................................      103,825         1.5           1.0
Kenneth Krueger(5)............................................      103,825         1.5           1.0
Bruce D. Nye(6)...............................................       16,055           *             *
Andrew C. Cowen(7)............................................       35,700           *             *
Walter W. Grist(8)............................................       35,700           *             *
T. Michael Long(9)............................................    4,188,101        59.1          41.5
Douglas E. Rogers(10).........................................      303,507         4.3           3.0
Frederic M. Seegal(11)........................................      115,240         1.6           1.1
Henry Wendt(12)...............................................      426,211         6.0           4.2
All directors and executive officers as a group (10
  persons)(13)................................................    5,562,575        72.0%         51.8%


---------------

  *  Less than one percent.


 (1) Beneficial ownership is based on 7,056,719 shares of Common Stock deemed outstanding as of December 15, 1997 and 10,056,719 shares of Common Stock outstanding after completion of the Offering. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed to be outstanding and beneficially owned by the person holding such option for the purpose of computing beneficial ownership of such person, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person. As of December 15, 1997, S-O Acquisition LLC was the record owner of 348,584 shares of Common Stock and S-O Management LLC was the record owner of 800,573 shares of Common Stock. Each of these entities will distribute the shares of Common Stock held by it to the individual members of such entity prior to the consummation of the Offering. This table assumes that such distributions have been made, and each owner of an equity interest in S-O Acquisition LLC and S-O Management LLC is presented as the beneficial owner of a percentage of the shares of Common Stock owned by S-O Acquisition LLC and S-O Management LLC equal to such owner's proportionate equity interest in each such entity.


 (2) The general partner of the 1818 Fund is Brown Brothers. T. Michael Long, a director of the Company, is a general partner of Brown Brothers. See footnote 9.

 (3) Mr. Darienzo's shares include (i) 100,000 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 134,411 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (4) Mr. Dymek's shares include (i) 50,000 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 53,825 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (5) Mr. Krueger's shares include (i) 50,000 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 53,825 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (6) Mr. Nye's shares include 16,055 shares of Common Stock issuable upon exercise of stock options that will vest upon consummation of the Offering.

 (7) Mr. Cowen's shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

 (8) Mr. Grist's shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

 (9) Mr. Long's shares include (i) 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 4,152,401 shares of Common Stock owned by the 1818 Fund, which Mr. Long may be deemed to beneficially own because he has voting power of the 1818 Fund's shares of Common Stock. Mr. Long disclaims beneficial ownership of all shares referenced in (ii) above.

(10) Mr. Rogers' shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

(11) Mr. Seegal's shares include (i) 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options and (ii) 79,540 shares of Common Stock owned by Wasserstein Perella Group, Inc., which Mr. Seegal may be deemed to beneficially own because he has voting power of such shares of Common Stock. Mr. Seegal disclaims beneficial ownership of all shares referenced in (ii) above.

(12) Mr. Wendt's shares include 35,700 shares of Common Stock issuable upon exercise of fully-vested stock options.

(13) The shares held by the officers and directors as a group include 672,316 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK


     Upon completion of the Offering and the concurrent exercise of all outstanding warrants to acquire Common Stock, and conversion to Common Stock or redemption of all outstanding shares of Preferred Stock, the authorized capital stock of the Company will consist of 35,000,000 shares of Common Stock, $.0001 par value per share, of which 10,056,719 shares will be outstanding, and 5,000,000 shares of Preferred Stock, $.0001 par value per share, none of which will be outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Certificate and Bylaws gives effect to the exercise of all outstanding warrants and the conversion to Common Stock or redemption of all outstanding shares of Preferred Stock. The description below is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held. Following the Offering, the holders of Common Stock, voting as a single class, will be entitled to elect all of the directors of the Company. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are, and the shares being offered hereby will be, upon issuance and sale, fully paid and nonassessable.

PREFERRED STOCK

     The Certificate authorizes 5,000,000 shares of Preferred Stock that may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in the Company's Certificate, as the Board of Directors determines. The rights, preferences, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock that ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board of Directors is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. Although the Company's Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock, the terms of which, subject to certain limitations imposed by the securities laws, could impede the completion of a merger, tender offer or other takeover attempt. The Company's Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders at the time of issuance. The Company's Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

DELAWARE LAW

     Upon consummation of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held

Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of a corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of the Company's Certificate and Bylaws may make more difficult the acquisition of control of the Company by various means, such as a tender offer, open market purchases not approved by the Company's Board of Directors, a proxy contest or otherwise and could thereby deprive the stockholders of opportunities to realize a premium on their Common Stock. In addition, they may adversely affect the prevailing market price of the stock. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions, described below, which may involve an actual or threatened change in control of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. These provisions also encourage persons seeking to acquire control of the Company to consult first with the Company's Board of Directors to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of the Company or that is otherwise unfair to stockholders of the Company. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders. See "Risk
Factors -- Potential Anti-Takeover Effects of Delaware Law and the Company's Certificate of Incorporation and Bylaws."

     Directors; Classified Board; Removal; Filling Vacancies and Amendment. The Certificate provides that the number of directors will be fixed from time to time by resolution adopted by a majority of the directors then in office. Currently, the number is set at seven. The Certificate provides for the Board of Directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate authorizes only the Board of Directors to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. The Certificate also provides that directors of the Company may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.


     Special Stockholder Meetings. The Certificate provides that special meetings of the stockholders, for any purpose or purposes, unless required by law, shall be called by the Chief Executive Officer or Secretary pursuant to a request in writing of the Chief Executive Officer, a majority of the entire Board of Directors or stockholders owning not less than 50% of the entire voting stock of the Company then issued and outstanding. A special meeting may not be held absent such a written request. The request shall state the purpose or purposes of the proposed meeting. Such limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate action that is opposed by the Board of Directors. Such action on the part of stockholders could include the removal of an incumbent director, the election of a stockholder nominee as a director or the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the Board of Directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing Board of Directors and management.


     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Certificate establishes an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at special or annual stockholders' meetings. Notice of stockholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected. To be timely, notice must be received in general at the principal offices of the Company not less than 60 days nor more than 90 days prior to the meeting of stockholders. The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

     Written Consent; Special Meetings of Stockholders. The Certificate prohibits the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the Board of Directors.


     Amendment of Certain Provisions of the Certificate. The Certificate generally requires the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the Certificate concerning (i) the removal or appointment of directors, (ii) the authority of stockholders to act by written consent, (iii) the required vote to amend the Certificate, (iv) calling a special meeting of stockholders, (v) procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders, and (vi) director nominations by stockholders. These voting requirements will make it more difficult for minority stockholders to make changes in the Certificate that could be designed to facilitate the exercise of control over the Company. On the other hand, the requirement for approval by at least a two-thirds stockholder vote will enable the holders of a minority of the voting stock of the Company to prevent the holders of a majority or more of such securities from amending such provisions of the Certificate. Following the completion of the offering, the Company's present directors and executive officers and their respective affiliates will beneficially own approximately 51.8% of the outstanding Common Stock, giving them veto power with respect to any stockholder action or approval requiring a two-thirds vote.


REGISTRATION RIGHTS


     After the Offering, pursuant to registration rights agreements (the "Registration Rights Agreements") entered into in connection with the Acquisition, holders (the "Holders") of approximately 7,056,719 shares of Common Stock will be entitled to certain demand and piggy-back registration rights with respect to such shares. Pursuant to the Registration Rights Agreements, as modified by certain waivers of rights thereunder that were agreed upon in connection with the Offering, certain Holders may, after the consummation of the Offering, request that the Company file a registration statement under the Securities Act and, upon such request and subject to certain conditions and restrictions, the Company generally will be required to use its best efforts to effect one such registration. Additionally, within 24 months following the consummation of the Offering, the Company is required to file a shelf registration statement on Form S-3 to register 2,900,000 shares of Common Stock acquired as a result of the exercise of warrants held by the Class A Preferred Stock investors and possibly any additional shares of Common Stock held by such investors; however, such required registration is subject to postponement if it would interfere with certain material transactions of the Company then under consideration. In addition, if the Company proposes to register any of its securities either for its own account or for the account of other stockholders, the Company is required, with certain exceptions, to notify the Holders and, subject to certain limitations, include in any underwritten registration all of the shares of Common Stock requested to be included by the Holders. The Company is generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of these registrations. For a period of 180 days after the date of this Prospectus, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable into Common Stock, other than registration statements on Form S-8 covering outstanding options and securities issuable under the 1997 Plan, without UBS Securities LLC's prior written consent.


TRANSFER AGENT AND REGISTRATION

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 10,056,719 shares of Common Stock outstanding. Of these shares, the 3,000,000 shares sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable immediately following the Offering without restriction under the Securities Act. Of the remaining 7,056,719 shares of Common Stock, 4,800,000 will become transferable 90 days following the date of this Prospectus subject to compliance with the applicable provisions of Rule 144, assuming the lock-up discussed below is not applicable.



     Each of the Company, its executive officers and directors and certain stockholders of the Company who in the aggregate beneficially own approximately 99% of the total number of outstanding shares of Common Stock not sold in the Offering, has agreed (except, in the case of the Company, for the grant of options or issuance of stock under the 1997 Plan or upon conversion of the Preferred Stock) not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) (the "Lock-Up") for a period of 180 days (the "Lock-up Period") after the date of this Prospectus without the prior written consent of UBS Securities LLC.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 100,567 shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates of the Company must always sell pursuant to the volume limitations under Rule 144, even after the applicable holding periods have been satisfied.


     The Company is unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.


     Pursuant to the Registration Rights Agreements, holders of 7,056,719 shares of Common Stock will be entitled to certain demand and piggy-back registration rights with respect to such shares. See "Certain Transactions -- Acquisition" and "Description of Capital Stock -- Registration Rights." During the Lock-up Period, the Company has agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable into Common Stock, other than a registration statement on Form S-8 covering shares issuable upon exercise of stock options, without UBS Securities LLC's prior written consent.



     The Company intends to file registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable upon exercise of options pursuant to outstanding options or grants under the 1997 Plan. However, all holders of such options have entered into lock-up agreements.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters for whom UBS Securities LLC and Furman Selz LLC are acting as representatives (the "Representatives"), have agreed to purchase from the Company the following respective number of shares of Common Stock:



                                                                            NUMBER OF
                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        UBS Securities LLC................................................
        Furman Selz LLC...................................................

                                                                            ---------
                  Total...................................................  3,000,000
                                                                            =========



     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligations to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.



     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus, and to certain dealers at such price
less a concession not in excess of $     per share. The Underwriters may allow
and such dealers may reallow a concession not in excess of $     per share to
certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.



     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date, of this Prospectus, to purchase up to 450,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.



     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the Underwriters may reclaim selling concessions from syndicate members in the Offering if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The executive officers, directors, employees and certain other stockholders of the Company who beneficially own or have dispositive power over substantially all of the shares of Common Stock outstanding prior to this Offering, including Common Stock to be issued upon the completion of this Offering pursuant to the Preferred Stock Conversion, have agreed that they will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may grant options under the 1997 Plan and may issue shares pursuant to other currently outstanding options.



     An affiliate of Furman Selz LLC, one of the Underwriters, is the general partner of Anvers, L.P., which will beneficially own 74,999 shares of Common Stock, and 500 shares of Class C Preferred Stock of the Company following the LLC Distribution. Such shares of Class C Preferred Stock will be converted into 44,802 shares of Common Stock.



     A Managing Director of Furman Selz LLC, will beneficially own 151,118 shares of Common Stock and approximately five shares of Class C Preferred Stock following the LLC Distribution. Such shares of Class C Preferred Stock will be converted into approximately 471 shares of Common Stock in the Preferred Stock Conversion.



     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.



     Prior to this Offering, there has been no public market for the Common Stock of the Company. The initial public offering price has been determined by negotiations between the Company and the Representatives and may not be indicative of the market price at which the Common Stock of the Company will trade after this Offering. Among the factors considered in such negotiations, in addition to prevailing market conditions, were certain financial information of the Company, market valuations of other companies that the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial offering price.


                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California. Certain legal matters with respect to the Offering will be passed upon for the Underwriters by Cooley Godward LLP, San Diego, California.


                                    EXPERTS


     The consolidated financial statements as of December 31, 1995 and 1996 and for the years ended December 31, 1994 and 1995, for the period January 1, 1996 through November 15, 1996, and for the period November 16, 1996 through December 31, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors and will make available quarterly reports for the first three quarters of each year following the end of each such quarter.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                         PAGE
                                                                                         ----
Report of Independent Accountants -- The Company.......................................  F-2
Report of Independent Accountants -- The Predecessor...................................  F-3
Consolidated Balance Sheets as of December 31, 1995 and 1996 and September 30, 1997
  (unaudited)..........................................................................  F-4
Consolidated Statements of Operations for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996, and the nine months ended September 30, 1996 (unaudited)
  and 1997 (unaudited).................................................................  F-5
Consolidated Statements of Stockholders' Equity (Deficit)/Predecessor Equity for the
  years ended December 31, 1994 and 1995, the period January 1, 1996 through November
  15, 1996, the period November 16, 1996 through December 31, 1996 and the nine months ended September 30, 1997 (unaudited).................................................  F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996, and the nine months ended September 30, 1996 (unaudited)
  and 1997 (unaudited).................................................................  F-7
Notes to Consolidated Financial Statements.............................................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Steri-Oss, Inc.


     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Steri-Oss, Inc. (the "Company") and its subsidiaries at December 31, 1996 and the results of their operations and their cash flows for the period from November 16, 1996 through December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


     As discussed in Note 1 to the consolidated financial statements, effective November 16, 1996 the Company acquired certain assets and assumed certain liabilities of the Predecessor in a transaction accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and is, therefore, not comparable.

PRICE WATERHOUSE LLP
Costa Mesa, California

October 3, 1997, except for


Notes 8 and 14 as to which


the dates are November 15, 1997


and December 29, 1997,


respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Steri-Oss, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, Predecessor equity and of cash flows present fairly, in all material respects, the financial position of Steri-Oss, a wholly owned subsidiary of Bausch and Lomb Incorporated, as described in Note 1 (the "Predecessor") at December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995 and for the period from January 1, 1996 through November 15, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Predecessor's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, effective November 16, 1996 the Company acquired certain assets and assumed certain liabilities of the Predecessor in a transaction accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and is, therefore, not comparable.

PRICE WATERHOUSE LLP
Costa Mesa, California
October 3, 1997

                                STERI-OSS, INC.

                          CONSOLIDATED BALANCE SHEETS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

                                     ASSETS

                                                                                COMPANY
                                               PREDECESSOR    --------------------------------------------
                                               ------------                                    PRO FORMA
                                               DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                   1995           1996           1997            1997
                                               ------------   ------------   -------------   -------------
                                                                              (UNAUDITED)     (UNAUDITED)
                                                                                               (NOTE 2)
Current assets
  Cash and cash equivalents..................    $    120       $    220        $   524         $   524
  Accounts receivable, net of allowance for
     doubtful accounts of $79, $0 and $227,
     respectively............................       3,649          5,114          7,572           7,572
  Inventories (Note 4).......................       3,749          4,426          6,359           6,359
  Prepaid expenses and other current
     assets..................................         248            314            368             368
                                                 --------       --------        -------         -------
     Total current assets....................       7,766         10,074         14,823          14,823
Fixed assets, net (Note 5)...................       2,857          4,674          4,895           4,895
Goodwill, net of accumulated amortization of
  $1,820, $183 and $1,319, respectively......      24,646         58,971         58,990          58,990
Other assets (Notes 6 and 7).................         379          5,908          5,464           5,464
                                                 --------       --------        -------         -------
                                                 $ 35,648       $ 79,627        $84,172         $84,172
                                                 ========       ========        =======         =======

                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)/PREDECESSOR EQUITY
Current liabilities
  Current portion of long-term debt (Note 6).    $              $  3,020        $ 3,604         $ 3,604
  Accounts payable...........................         506            712          2,258           2,258
  Accrued liabilities........................       2,511          2,890          3,925           3,925
  Customer advances..........................          43          1,095          2,458           2,458
                                                 --------       --------        -------         -------
     Total current liabilities...............       3,060          7,717         12,245          12,245
Long-term debt (Note 6)......................                     36,396         37,487          37,487
Mandatorily redeemable preferred stock
  classified as debt (Notes 7 and 14)........                     34,226         36,611          11,426
                                                 --------       --------        -------         -------
Total liabilities............................       3,060         78,339         86,343          61,158
                                                 --------       --------        -------         -------
Commitments and contingencies (Note 8)
Stockholders' equity (deficit)/predecessor
  equity (Notes 1, 2, 9 and 14)
  Common stock $0.0001 par value, 35,000,000
     shares authorized, 50,000 shares issued
     and outstanding at December 31, 1996 and
     September 30, 1997 (unaudited),
     respectively, and 2,306,719 shares
     issued and outstanding on a pro forma
     basis at September 30, 1997.............
  Additional paid-in capital.................                      1,901          2,470          29,551
  Accumulated deficit........................                       (613)        (4,641)         (6,537)
  Predecessor equity.........................      32,588
                                                 --------       --------        -------         -------
     Total stockholders' equity
       (deficit)/predecessor equity..........      32,588          1,288         (2,171)         23,014
                                                 --------       --------        -------         -------
                                                 $ 35,648       $ 79,627        $84,172         $84,172
                                                 ========       ========        =======         =======


          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


                                                 PREDECESSOR
                                       --------------------------------     COMPANY       PREDECESSOR       COMPANY
                                                                          ------------   -------------   -------------
                                          YEAR ENDED        JANUARY 1,    NOVEMBER 16,    NINE MONTHS     NINE MONTHS
                                         DECEMBER 31,        THROUGH        THROUGH          ENDED           ENDED
                                       -----------------   NOVEMBER 15,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                        1994      1995         1996           1996           1996            1997
                                       -------   -------   ------------   ------------   -------------   -------------
                                                                                          (UNAUDITED)     (UNAUDITED)
Net sales............................  $22,168   $27,361     $ 28,108      $    4,089       $23,387       $    29,361
Cost of sales........................    6,666     7,865        7,430           1,356         6,137             8,018
                                       -------   -------     --------      ----------      --------        ----------
  Gross profit.......................   15,502    19,496       20,678           2,733        17,250            21,343
Selling, general and administrative
  expense............................   11,393    14,241       14,791           1,929        12,183            16,882
Research and development expense.....    1,781     2,225        2,116             352         1,775             1,942
                                       -------   -------     --------      ----------      --------        ----------
Income from operations...............    2,328     3,030        3,771             452         3,292             2,519
Interest expense.....................                                           1,065                           6,547
                                       -------   -------     --------      ----------      --------        ----------
  Income (loss) before income
     taxes...........................    2,328     3,030        3,771            (613)        3,292            (4,028)
Income taxes.........................    1,253     1,572        1,852                         1,608
                                       -------   -------     --------      ----------      --------        ----------
  Net income (loss)..................  $ 1,075   $ 1,458     $  1,919      $     (613)      $ 1,684       $    (4,028)
                                       =======   =======     ========      ==========      ========        ==========
Unaudited per share information
  (Notes 2 and 14)
  Pro forma net loss per share.......                                      $    (0.04)                    $     (0.31)
                                                                           ==========                      ==========
  Weighted average shares
     outstanding.....................                                       7,754,618                       7,754,618
                                                                           ==========                      ==========
  Supplemental net income per
     share...........................                                      $     0.00                     $      0.01
                                                                           ==========                      ==========
  Weighted average shares
     outstanding.....................                                      10,754,618                      10,754,618
                                                                           ==========                      ==========


          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)/PREDECESSOR EQUITY
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


                                                    COMMON
                                                     STOCK         ADDITIONAL
                                                ---------------     PAID-IN       ACCUMULATED    PREDECESSOR
                                                SHARES   AMOUNT     CAPITAL         DEFICIT       EQUITY     TOTAL
                                                ------   ------   ------------   -------------   --------   --------
Balances at January 1, 1994...................           $           $              $            $ 27,220   $ 27,220
  Net income..................................                                                      1,075      1,075
  Net transfer from Bausch & Lomb.............                                                      2,403      2,403
                                                ------   ------      ------         -------      --------   --------
Balances at December 31, 1994.................                                                     30,698     30,698
  Net income..................................                                                      1,458      1,458
  Net transfer from Bausch & Lomb.............                                                        432        432
                                                ------   ------      ------         -------      --------   --------
Balances at December 31, 1995.................                                                     32,588     32,588
  Net income..................................                                                      1,919      1,919
  Net transfer to Bausch & Lomb...............                                                       (634)      (634)
                                                ------   ------      ------         -------      --------   --------
Balances at November 15, 1996.................                                                     33,873     33,873
  Change in ownership in connection with the
     formation of the Company.................                                                    (33,873)   (33,873)
  Issuance of stock in connection with the
     formation of the Company.................  50,000                    1                                        1
  Issuance of warrants to purchase common
     stock....................................                        1,900                                    1,900
  Net loss....................................                                         (613)                    (613)
                                                ------   ------      ------         -------      --------   --------
Balances at December 31, 1996.................  50,000                1,901            (613)                   1,288
  Issuance of options to purchase common
     stock....................................                          569                                      569
  Net loss....................................                                       (4,028)                  (4,028)
                                                ------   ------      ------         -------      --------   --------
Balances at September 30, 1997 (unaudited)....  50,000   $           $2,470         $(4,641)     $          $ (2,171)
                                                ======   ======      ======         =======      ========   ========


          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


                                                        PREDECESSOR
                                              --------------------------------     COMPANY       PREDECESSOR       COMPANY
                                                                                 ------------   -------------   -------------
                                                 YEAR ENDED        JANUARY 1,    NOVEMBER 16,    NINE MONTHS     NINE MONTHS
                                                DECEMBER 31,        THROUGH        THROUGH          ENDED           ENDED
                                              -----------------   NOVEMBER 15,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                               1994      1995         1996           1996           1996            1997
                                              -------   -------   ------------   ------------   -------------   -------------
                                                                                                 (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities
  Net income (loss).........................  $ 1,075   $ 1,458     $  1,919       $   (613)       $ 1,684         $(4,028)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities
    Depreciation and amortization...........    1,231     1,536        1,624            343          1,324           2,199
    Compensation expense on issuance of
      stock options.........................                                                                           569
    Dividends and interest on mandatorily
      redeemable preferred stock and
      subordinated debt.....................                                            542                          3,376
    Provision for income taxes of
      Predecessor...........................    1,253     1,572        1,852                         1,608
    Changes in operating assets and
      liabilities, net of acquisitions
      Accounts receivable...................     (178)   (1,202)        (879)          (585)          (907)         (1,702)
      Inventories...........................     (677)     (864)        (823)           351           (569)         (1,307)
      Prepaid expenses and other current
         assets.............................     (444)     (200)        (157)           (26)          (192)            (39)
      Accounts payable......................     (403)      114          974           (472)           232           1,180
      Accrued liabilities...................      263       856         (522)           936           (214)            260
      Customer advances.....................     (440)       43        1,446           (394)         1,989           1,363
                                              -------   -------     --------       --------        -------         -------
    Net cash provided by operating
      activities............................    1,680     3,313        5,434             82          4,955           1,871
Cash flows from investing activities
  Payment for purchase of net assets from
    Bausch and Lomb.........................                                        (58,744)
    Interpore...............................                                                                        (1,737)
    Purchases of fixed assets, net..........   (1,702)   (1,190)      (1,957)          (250)        (1,713)         (1,115)
                                              -------   -------     --------       --------        -------         -------
    Net cash used in investing activities...   (1,702)   (1,190)      (1,957)       (58,994)        (1,713)         (2,852)
Cash flows from financing activities
  Proceeds from issuance of mandatorily
    redeemable preferred stock..............                                         22,448
  Payment of note payable to Bausch &
    Lomb....................................                                                                          (714)
  Proceeds from issuance of long-term
    debt....................................                                         38,823                          1,999
  Payment of issue costs....................                                         (2,140)
  Advances from (to) Bausch & Lomb..........      177    (2,158)      (3,597)                       (2,762)
  Proceeds from issuance of common stock....                                              1
                                              -------   -------     --------       --------        -------         -------
    Net cash provided by (used in) financing
      activities............................      177    (2,158)      (3,597)        59,132         (2,762)          1,285
                                              -------   -------     --------       --------        -------         -------
Net increase (decrease) in cash and cash
  equivalents...............................      155       (35)        (120)           220            480             304
Cash and cash equivalents, beginning of
  period....................................                155          120                           120             220
                                              -------   -------     --------       --------        -------         -------
Cash and cash equivalents, end of period....  $   155   $   120     $              $    220        $   600         $   524
                                              =======   =======     ========       ========        =======         =======
Supplemental disclosure of cash flow
  information
  Cash paid for interest....................  $    --   $    --     $     --       $    122        $    --         $ 2,750
                                              =======   =======     ========       ========        =======         =======


Supplemental schedule of noncash investing and financing activities:

As described in Notes 3 and 7, the Company issued mandatorily redeemable preferred stock totaling $10,000 directly to Bausch & Lomb as partial consideration for the purchase of net assets of the Predecessor.

          See accompanying Notes to Consolidated Financial Statements.

                                STERI-OSS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

1. ORGANIZATION AND BUSINESS

     S-O Operating Corp. was incorporated in Delaware on October 17, 1996. S-O Operating Corp. is a wholly owned subsidiary of S-O Acquisition Corp., which was incorporated in Delaware on July 11, 1996. On August 22, 1997, S-O Acquisition Corp. changed its name to Steri-Oss, Inc. (the "Company").

     Effective November 16, 1996, the Company acquired the assets and liabilities of the Steri-Oss subsidiary (the "Predecessor") of Bausch & Lomb Incorporated ("Bausch & Lomb"). For financial statement purposes the acquisition was accounted for as a purchase and, accordingly, the results of the Predecessor are included in the consolidated financial statements of the Company from the date of acquisition.


     Effective May 1, 1997, the Company acquired certain assets and liabilities relating to the dental operations of Interpore International, Inc. ("Interpore"). For financial statement purposes, the acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. This acquisition was not material to the results of operations, financial position or customer base of the Company.


     The Company manufactures dental implants and related products. The Company's business activity is largely concentrated directly with dental implant specialists in North America and with independent distributors in Europe and the Middle East, Asia, and Central and South America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Revenue Recognition

     Revenues from the sale of dental implants and related products are recognized when products are shipped.

  Cash and Cash Equivalents

     Cash and cash equivalents are comprised of cash on hand and short-term, liquid investments with original maturities of three months or less.

  Disclosures About Fair Value of Financial Instruments

     The carrying amounts of cash, accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments. The carrying amounts of the Company's senior and subordinated notes payable and mandatorily redeemable preferred stock approximate fair value based upon the current rates offered to the Company for obligations of the same remaining maturities.

  Inventories

     Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

  Fixed Assets

     Additions and expenditures which substantially increase the useful lives of assets are capitalized at cost, while maintenance and repair costs are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to eight years.

  Goodwill

     Goodwill is the excess of the cost of net assets acquired over their fair value and is amortized on a straight-line basis over the expected periods to be benefited. It is the Company's policy to periodically evaluate the carrying value of its operating assets, including goodwill, and to recognize impairments when the estimated future undiscounted net operating cash flows from the use of assets are less than their carrying value.

  Debt Issuance Costs and Debt Discounts

     Debt issuance costs are recorded as deferred charges and are amortized over the term of the related debt by a charge to interest expense. Debt discounts are reflected as a deduction in the carrying value of the related note and amortized using the effective interest method.

  Research and Development

     Research and development costs incurred by the Company are charged to operations as incurred.

  Income Taxes

     Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events including enactment of changes in tax laws or rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

     Income taxes during the years ended December 31, 1994, 1995 and for the period from January 1, 1996 through November 15, 1996, were provided on a separate return basis. The Predecessor was included in the consolidated income tax returns of Bausch & Lomb.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

  Unaudited Per Share Information

     Unaudited pro forma net loss per share is based on the weighted average common shares outstanding after retroactively reflecting the 50 for one stock split (Note 14). In accordance with Staff Accounting Bulletin ("SAB") No. 83 issued by the Securities and Exchange Commission (the "Commission"), all common stock and common stock equivalents issued within one year of the initial filing of a registration statement at per share prices below the initial public offering (the "Offering") price per share are included in the number of shares outstanding at the beginning of the respective period, using the treasury stock method of accounting

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


using an assumed Offering price per share of $12, even though their effects may be antidilutive. The Company has also included the effects of the conversion of Class A 8.8% mandatorily redeemable preferred stock totaling $22,000 and Class C 8.0% mandatorily redeemable preferred stock totaling $3,185, into 2,256,719 shares of common stock as if the conversion was consummated at the date of issuance. The assumed conversion of the preferred stock reduced the Company's net loss by $274 and $1,643 and the net loss per share by $0.04 and $0.31 for the period from November 16, 1996 through December 31, 1996 and the nine months ended September 30, 1997, respectively. Management does not believe that historical per share information is meaningful and accordingly, such information is not presented.


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 simplifies the standards for computing Earnings Per Share ("EPS"), eliminating the presentation of primary EPS (currently required by Accounting Principles Board Opinion No. 15, "Earnings Per Share") and requiring dual presentation of basic and diluted EPS on the face of the income statement for all public corporations with complex capital structures. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption is not permitted, although pro forma disclosure is optional. SFAS No. 128 is not expected to have a significant impact on per share data.

  Unaudited Supplemental Data


     Unaudited supplemental net income per share adjusts the pro forma net income per share to give effect to the repayment of approximately $25,100 of mandatorily redeemable preferred stock and long-term debt using a portion of the proceeds from the Offering. The assumed repayment of mandatorily redeemable preferred stock and long-term debt increased the Company's pro forma net income by $339 and $2,385 for the periods ended December 31, 1996 and September 30, 1997, respectively.


  Unaudited Pro Forma Balance Sheet Data


     Unaudited pro forma balance sheet data adjusts the interim September 30, 1997 balance sheet to reflect the conversion of $25,185 of Class A and Class C mandatorily redeemable preferred stock into 2,256,719 shares of common stock.


  Accounting for Stock-Based Compensation

     The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and related interpretations. The disclosures required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," have been included in Note 9.

  Fiscal Periods


     The Company uses a fifty-two/fifty-three week fiscal year ending on the last Saturday in December. Fiscal year 1994 was a fifty-three week year and fiscal years 1995 and 1996 were fifty-two week years. As a result, fiscal periods may not end on the same day as the end of the respective calendar period. Fiscal years 1994, 1995 and 1996 ended on December 31, December 30 and December 28, respectively. The first nine months of 1996 and 1997 ended on September 28 and September 27, respectively. For convenience of presentation, the financial statements are shown as ending on December 31, and September 30.


  Reclassifications

     Certain prior period amounts have been reclassified to conform with current period presentations.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

  Interim Financial Information


     The accompanying interim statements of operations and cash flows for the nine months ended September 30, 1996 and 1997 are unaudited but include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results of operations and of cash flows. The results of operations and cash flows for the nine months ended September 30, 1996 and 1997 are not necessarily indicative of the results of operations and cash flows for the full year.


3. ACQUISITIONS

  Steri-Oss

     The aggregate purchase price of $69,000 in connection with the Company's acquisition of the Predecessor on November 16, 1996 (Note 1) was allocated to acquired assets based upon their respective fair market values as follows:

                Current assets.....................................  $ 9,800
                Fixed assets.......................................    4,500
                Goodwill...........................................   59,200
                Current liabilities................................   (4,500)
                                                                     -------
                                                                     $69,000
                                                                     =======


     Goodwill is being amortized over 40 years. Amortization for the period November 16, 1996 to December 31, 1996 and the nine month period ended September 30, 1997 (unaudited) amounted to $183 and $1,136, respectively. The acquisition was financed by the issuance of mandatorily redeemable preferred stock, subordinated debt and the Bank Facility (Note 7).


     Bausch & Lomb purchased the Predecessor in 1993 for an initial price of approximately $26,000 subject to an earn-out provision based on profitability. During the years ended December 31, 1994 and 1995, and for the period from January 1, 1996 through November 15, 1996, earn-outs of $973, $1,018 and $1,111, respectively, were incurred and capitalized to goodwill. The aggregate purchase price paid by Bausch & Lomb, including direct acquisition costs, amounted to approximately $31,000. Bausch & Lomb allocated the excess cost over fair value of the net assets acquired to goodwill, which prior to November 15, 1996 was being amortized over 40 years. Amortization expense for the years ended December 31, 1994 and 1995, and for the period January 1, 1996 through November 15, 1996 amounted to $832, $856 and $798, respectively.

4. INVENTORIES

     Inventories are summarized as follows:


                                              PREDECESSOR                 COMPANY
                                              ------------     ------------------------------
                                              DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                  1995             1996             1997
                                              ------------     ------------     -------------
                                                                                 (UNAUDITED)
        Raw materials.......................     $1,824           $2,036           $ 2,806
        Work-in process.....................        507              583               615
        Finished goods......................      1,418            1,807             2,938
                                                 ------           ------           -------
                                                 $3,749           $4,426           $ 6,359
                                                 ======           ======           =======

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

5. FIXED ASSETS:

     Fixed assets consist of the following:


                                              PREDECESSOR                 COMPANY
                                              ------------     ------------------------------
                                              DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                  1995             1996             1997
                                              ------------     ------------     -------------
                                                                                 (UNAUDITED)
        Leasehold improvements..............     $  230           $  297           $   317
        Machinery and equipment.............      2,168            2,829             3,168
        Office furniture and fixtures.......      1,256            1,439             2,092
        Construction in progress............         87              241               354
                                                 ------           ------           -------
                                                  3,741            4,806             5,931
        Less: accumulated depreciation......       (884)            (132)           (1,036)
                                                 ------           ------           -------
                                                 $2,857           $4,674           $ 4,895
                                                 ======           ======           =======



     Depreciation expense for the years ended December 31, 1994 and 1995, the period January 1 through November 15, 1996, the period November 16 through December 31, 1996, the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited) totaled $363, $595, $712, $132, $558 and $905, respectively.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

 6. LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                                        COMPANY
                                                                             -----------------------------
                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                 1996            1997
                                                                             ------------    -------------
                                                                                              (UNAUDITED)
Working Capital Loan which expires on November 15, 1999; variable interest rate based on a bank's referenced base rate (the "Reference Rate") plus
  1.5% per annum (10.00% at September 30, 1997 (unaudited)) or LIBOR plus
  2.75% per annum. Maximum borrowing under this loan is $5,000.............    $  1,323         $ 2,039
Revolving Term Loan due in quarterly installments ranging from $750 to
  $1,000 through November 15, 2001; interest rate based on the Reference
  Rate plus 1.5% per annum (10.00% at September 30, 1997 (unaudited)) or
  LIBOR plus 3.0% per annum. Maximum borrowing under this loan is $17,500
  and $17,436, respectively................................................      17,500          17,436
Term Loan due in quarterly installments of $19 through January 1, 2001, at which time such payments increase in the range of $550 to $1,700 through
  November 15, 2002; variable interest rate based on the Reference Rate plus 2.0% per annum (10.50% at September 30, 1997 (unaudited)) or LIBOR plus 3.75% per annum; net of unamortized discount of $39 and $33 at
  December 31, 1996 and September 30, 1997 (unaudited), respectively.......       7,461           7,430
Capital Expenditure Loan which expires on November 15, 2002; variable interest rate based on the Reference Rate plus 1.5% per annum (10.00% at
  September 30, 1997 (unaudited)) or LIBOR plus 3.0% per annum. Maximum
  borrowing under this loan is $3,000......................................                       1,385
16% Series A Senior Subordinated Notes due in one lump sum on May 15, 2003, with an acceleration clause of 25% of outstanding principal upon an initial public offering, with an effective interest rate of 16.99%; net of unamortized discount of $103 and $91 at December 31, 1996 and
  September 30, 1997 (unaudited), respectively.............................       9,947          10,286
14% Series B Senior Subordinated Notes due in one lump sum on May 15, 2003, with an acceleration clause of 25% of outstanding principal upon an initial public offering, with an effective interest rate of 14.75%; net of unamortized discount of $35 and $31 at December 31, 1996 and September
  30, 1997 (unaudited), respectively.......................................       2,471           2,515
10.25% acquisition note payable to Bausch & Lomb, repaid February 14,
  1997.....................................................................         714
                                                                               --------         -------
    Total long-term debt...................................................      39,416          41,091
    Less current portion...................................................      (3,020)         (3,604)
                                                                               --------         -------
    Long-term debt.........................................................    $ 36,396         $37,487
                                                                               ========         =======


     The Working Capital Loan, Revolving Term Loan, Term Loan and Capital Expenditure Loan (collectively the "Bank Facility") are senior to all indebtedness of the Company and are secured by substantially all of the Company's assets. The Company is obligated to pay a commitment fee of 0.5% per annum of the unused portion of the Working Capital Loan, Revolving Term Loan and Capital Expenditure Loan. Under the provisions of the Company's credit agreements the Company is required to adhere to certain restrictive covenants including the maintenance of certain financial ratios. Credit agreements also prohibit, among other things, the payment of dividends without the consent of the Company's lenders.


     The Bank Facility loans and Senior Subordinated Notes were issued with detachable warrants for the purchase of common stock. The fair value of these warrants has been recorded as additional paid-in capital of the Company with a corresponding reduction in the carrying value of the notes. Such reductions have been treated as debt discount. Debt issue costs aggregating $2,259 and $1,795 at December 31, 1996 and September 30, 1997 (unaudited), respectively, are included in other assets in the consolidated balance sheets. Interest accrued on the Bank Facility and Senior Subordinated Notes aggregated $430 and $551 at December 31, 1996 and September 30, 1997 (unaudited), respectively.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


     Scheduled future annual maturities of long-term debt as of September 30, 1997 (unaudited) are as follows:



YEAR ENDING
DECEMBER 31,
------------
1997.................................................  $   833
   1998..............................................    3,740
   1999..............................................    5,994
   2000..............................................    4,308
   2001..............................................    6,513
   Thereafter........................................   19,858
                                                       -------
                                                       $41,246
                                                       =======


 7. MANDATORILY REDEEMABLE PREFERRED STOCK


     In conjunction with the acquisition of net assets from Bausch & Lomb as described in Notes 1 and 3, the Company issued cumulative mandatorily redeemable preferred stock (classified and accounted for as debt) in the aggregate liquidation amount of $35,200. This consisted of 22,000 shares of Class A, 10,000 shares of Class B and 3,185 shares of Class C mandatorily redeemable preferred stock ($0.01 par value), with face amounts of $22,000, $10,000 and $3,185 and dividend rates of 8.8%, 8.0% and 8.0%, respectively. Class B preferred stock was issued to Bausch & Lomb in the amount of $10,000 as partial consideration for the purchase price. The Class B preferred stock is convertible, at the option of the holder, into common stock at the time the Company first sells shares in an initial public offering. All classes of such preferred stock are mandatorily redeemable on September 15, 2003 and have voting rights as a separate class. The Company records accrued dividends on this redeemable preferred stock to increase the carrying value of the preferred stock with a corresponding charge to interest expense. At December 31, 1996 and September 30, 1997 (unaudited) accrued interest on mandatorily redeemable preferred stock included in the carrying value of such preferred stock amounted to $374 and $2,617, respectively.



     The Class A and Class C mandatorily redeemable preferred stock was issued with detachable warrants for the purchase of the Company's common stock. The fair value of these warrants has been recorded as additional paid-in capital of the Company, with a corresponding reduction to the carrying value of such preferred stock. Such reduction has been treated as a discount that is being accreted to increase the carrying value to the redemption value of the preferred stock with a corresponding charge to interest expense. The Company also incurred costs of approximately $2,900 relating to the issuance of the preferred stock. These costs have been capitalized as debt issue costs and included in other assets in the accompanying consolidated balance sheets at December 31, 1996 and September 30, 1997 (unaudited) and included as interest expense in the related consolidated statements of operations. The unamortized debt issue costs related to mandatorily redeemable preferred stock at December 31, 1996 and September 30, 1997 (unaudited) aggregated $2,886 and $2,395, respectively.


8. COMMITMENTS AND CONTINGENCIES

  Commitments


     The principal operating leases of the Company are for its headquarters and manufacturing facilities and certain equipment. The facility leases provide that the Company shall pay for utilities, insurance, taxes and maintenance. One of the facility leases, which was to expire on December 31, 1997, was renewed on November 15, 1997 prior to its termination. The renewed lease expires on December 31, 2003. The remaining leases expire through the year 1999 with renewal options available.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


     Future annual minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of September 30, 1997 (unaudited) are as follows:



YEAR ENDING
DECEMBER 31,
------------
1997..................................................  $   76
   1998...............................................     402
   1999...............................................     485
   2000...............................................     253
   2001...............................................     253
   Thereafter.........................................     506
                                                        ------
                                                        $1,975
                                                        ======



     The Company has also entered into several agreements to provide financing for research and development and promotional studies related to the Company's products. Future annual minimum payments under these agreements as of September 30, 1997 (unaudited) are as follows:



YEAR ENDING
DECEMBER 31,
------------
1997..................................................  $  150
   1998...............................................     653
   1999...............................................     469
   2000...............................................     342
   2001...............................................     177
   Thereafter.........................................      66
                                                        ------
                                                        $1,857
                                                        ======


  Legal Contingencies

     The Company is subject to various claims and actions which arise in the ordinary course of business. Management is unaware of any claims or actions which would have a material adverse effect upon the Company's financial position, results of operations or cash flows. Bausch & Lomb has agreed to indemnify the Company, subject to certain exceptions, against any claims and losses from defects in the design, manufacture or production of any product sold prior to the acquisition of the Predecessor in November 1996.

9. STOCKHOLDERS' EQUITY


  Stock Options (unaudited)



     On January 8, 1997, the Company issued options to purchase 242,061 shares of common stock pursuant to Performance Stock Option Agreements at $0.40 per share. These options vest over a period of six years, which can be accelerated upon the attainment of certain performance criteria over three years, or vest immediately upon the consummation of a public offering of the stock of the Company. Compensation expense aggregating $46 has been charged to operations during the nine months ended September 30, 1997 (unaudited) for such options based on a grant date fair value of $1.93 per share. These options expire in 2007.



     On January 8, 1997, the Company issued options to purchase 200,000 shares of common stock to certain officers at $0.40 per share pursuant to Executive Officer NonQualified Stock Option Agreements. Compensation expense aggregating $306 has been charged to operations during the nine months ended September 30, 1997 (unaudited) for such options based on a grant date fair value of $1.93 per share. These options immediately vested on the date of grant, January 8, 1997. These options expire in 2007.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


     On January 8, 1997, the Company granted certain of its Board members options to purchase 214,200 shares of common stock at $1.00 per share pursuant to Director Stock Option Agreements. Compensation expense aggregating $199 has been charged to operations during the nine months ended September 30, 1997 (unaudited) for such options based on a grant date fair value of $1.93 per share. These options vested immediately on the date of grant.



     On May 16, 1997, the Company issued options to purchase 77,083 shares of common stock pursuant to Performance Stock Option Agreements at $0.40 per share. These options vest over a period of six years, which can be accelerated upon the attainment of certain performance criteria over three years, or vest immediately upon the consummation of a public offering of the stock of the Company. Compensation expense aggregating $26 has been charged to operations during the nine months ended September 30, 1997 (unaudited) for such options based on a grant date fair value of $5.69 per share.


     The Company accounts for these plans under Accounting Principles Board Opinion No. 25. Compensation expense is calculated based upon the difference between (i) the grant date fair value of the underlying common stock and (ii) the exercise price of the options. Had compensation cost for these plans been determined consistent with SFAS No. 123, using the Black-Scholes Option Pricing Model with the following assumptions: 0% expected dividend yield; 6.81% risk free interest rate; 10 year expected life of options, the Company's net loss and earnings per share would have been reduced to the following pro forma amounts:


                                                                             SEPTEMBER
                                                                                30,
                                                                               1997
                                                                            -----------
                                                                            (UNAUDITED)
        Net loss:
          As reported.....................................................    $(4,028)
                                                                              =======
          Pro Forma.......................................................    $(3,453)
                                                                              =======
        Pro forma net loss per share:
          As reported.....................................................    $ (0.31)
                                                                              =======
          Pro Forma.......................................................    $ (0.23)
                                                                              =======
        Supplemental net income per share:
          As reported.....................................................    $  0.01
                                                                              =======
          Pro forma.......................................................    $  0.05
                                                                              =======



     A summary of activity of the Plan at September 30, 1997 (unaudited) and during the period then ended is presented in the table below:



                                                                       SEPTEMBER 30, 1997
                                                                           (UNAUDITED)
                                                                   ---------------------------
                                                                                  WEIGHTED
                                                                   NUMBER          AVERAGE
                                                                     OF           EXERCISE
                                                                   SHARES      PRICE PER SHARE
                                                                   -------     ---------------
    Outstanding at beginning of period...........................                   $
    Granted......................................................  733,344           0.58
                                                                   -------          -----
    Outstanding at end of period.................................  733,344           0.58
                                                                   -------          -----
    Exercisable at end of period.................................  449,276          $0.58
                                                                   -------          -----



     The weighted average grant date fair value of options granted during the nine month period ended September 30, 1997 (unaudited) amounted to $2.33.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

  Stock Warrants

     In connection with the issuance of long-term debt (Note 6) and mandatorily redeemable preferred stock (Note 7), the Company issued warrants to purchase 4,750,000 shares of common stock at $0.0002. The Company recorded these warrants at fair value on the date of issuance in the amount of $1,900.

10. INCOME TAXES

     The components of income taxes for the periods presented are as follows:


                                          PREDECESSOR                            COMPANY
                               ----------------------------------     ------------------------------
                                  YEAR ENDED          JANUARY 1,      NOVEMBER 16,      NINE MONTHS
                                 DECEMBER 31,          THROUGH          THROUGH            ENDED
                               -----------------     NOVEMBER 15,     DECEMBER 31,     SEPTEMBER 30,
                                1994       1995          1996             1996             1997
                               ------     ------     ------------     ------------     -------------
                                                                                        (UNAUDITED)
    Current:
      Federal................  $  599     $  670        $1,292
      State..................     246        252           385

    Deferred:
      Federal................     378        558           145            $(46)            $(689)
      State..................      30         92            30               6               (63)
                               ------     ------        ------            ----            ------
                                1,253      1,572         1,852             (40)             (752)
    Valuation allowance......                                               40               752
                               ------     ------        ------            ----            ------
                               $1,253     $1,572        $1,852            $ --             $  --
                               ======     ======        ======            ====            ======


     The Company has recorded a full valuation allowance for net deferred tax assets based on future reversal of temporary differences and the uncertainty of future taxable income.


     Income taxes for the nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), are based on the effective income tax rate for the respective year.


     The difference between the income taxes computed at the statutory Federal rate of 34% and the amount in the consolidated statements of operations is primarily attributable to the following:


                                                     PREDECESSOR                      COMPANY
                                             ----------------------------   ----------------------------
                                              YEAR ENDED      JANUARY 1,    NOVEMBER 16,    NINE MONTHS
                                             DECEMBER 31,      THROUGH        THROUGH          ENDED
                                             -------------   NOVEMBER 15,   DECEMBER 31,   SEPTEMBER 30,
                                             1994     1995       1996           1996           1997
                                             ----     ----   ------------   ------------   -------------
                                                                                            (UNAUDITED)
Federal tax at statutory rate..............  34.0%    34.0%      34.0%          (34.0%)        (34.0%)
State taxes, net...........................  7.8      7.5         7.2             0.0            0.0
Amortization of intangibles................  12.1     9.6         7.2             0.0            0.0
Preferred stock dividends..................  0.0      0.0         0.0            28.4           18.9
Research and development credit............  (1.5)    (0.6)      (0.2)            0.0            0.0
Increase in valuation allowance............  0.0      0.0         0.0             6.6           14.7
Other, net.................................  1.4      1.4         0.9            (1.0)           0.4
                                             ----     ----       ----           -----          -----
Income taxes at the Company's effective
  rate.....................................  53.8%    51.9%      49.1%            0.0%           0.0%
                                             ====     ====       ====           =====          =====

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

     Deferred taxes reflect the impact of future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows:


                                                      PREDECESSOR               COMPANY
                                                      ------------    ---------------------------
                                                      DECEMBER 31,    DECEMBER 31,   SEPTEMBER 30,
                                                          1995            1996           1997
                                                      ------------    ------------   -------------
                                                                                      (UNAUDITED)
    Deferred tax liabilities:
      Fixed assets..................................     $ (426)         $  (32)        $  (112)
      Goodwill......................................                       (118)           (860)
                                                         ------          ------           -----
         Total deferred tax liabilities.............       (426)           (150)           (972)
                                                         ------          ------           -----
    Deferred tax assets:
      Net operating loss carryforward...............         96             130           1,204
      Reserves and accruals.........................        570              60             429
      Research and development credit
         carryforward...............................                                         91
                                                         ------          ------           -----
         Total deferred tax assets..................        666             190           1,724
                                                         ------          ------           -----
    Valuation allowance.............................                        (40)           (752)
                                                         ------          ------           -----
         Net deferred tax assets....................     $  240          $   --         $    --
                                                         ======          ======           =====



     At September 30, 1997 (unaudited), the Company has net operating loss ("NOL") carryforwards of $3,255 and $1,628 for Federal and California purposes, respectively. The losses begin to expire in 2011 and 2001 for Federal and California purposes, respectively.


     The Internal Revenue Code of 1986, as amended, includes provisions that limit a company's ability to utilize NOL and tax credit carryforwards when there is a significant change in ownership. Should such a change in ownership occur, the amount of NOL and tax credit carryforwards that may be utilized in any given year will be subject to an annual limitation based on the value of the company on the date immediately preceding such ownership change.

11. PROFIT SHARING PLAN


     The Company has an employee profit sharing plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The Company makes matching contributions equal to employee contributions up to 4% of the participant's eligible compensation. The Company's contributions to the 401(k) Plan for the period November 16, 1996 through December 31, 1996 and the nine months ended September 30, 1997 (unaudited) totaled $33 and $254, respectively.

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)

12. SEGMENT INFORMATION AND CONCENTRATIONS OF CREDIT RISK

     The Company operates in one segment -- dental implants and related products. Presented below is net sales information on the geographic areas in which the Company operates:


                                         PREDECESSOR
                               --------------------------------     COMPANY
                                                                  ------------
                                  YEAR ENDED        JANUARY 1     NOVEMBER 16,    PREDECESSOR       COMPANY
                                 DECEMBER 31,        THROUGH        THROUGH      -------------   -------------
                               -----------------   NOVEMBER 15,   DECEMBER 31,    NINE MONTHS     NINE MONTHS
                                1994      1995         1996           1996           ENDED           ENDED
                               -------   -------   ------------   ------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                                                     1996            1997
                                                                                 -------------   -------------
                                                                                 (UNAUDITED)     (UNAUDITED)
    United States............  $13,461   $15,702     $ 15,298        $2,072         $12,703         $16,180
    Canada...................      607       938        1,375           187           1,069           1,442
                               -------   -------     --------        ------        --------        --------
    North America............   14,068    16,640       16,673         2,259          13,772          17,622
    Europe and the Middle
      East...................    4,686     6,192        6,567         1,100           5,545           6,680
    Asia.....................    2,427     3,208        3,325           610           2,894           3,396
    Other....................      987     1,321        1,543           120           1,176           1,663
                               -------   -------     --------        ------        --------        --------
                               $22,168   $27,361     $ 28,108        $4,089          23,387          29,361
                               =======   =======     ========        ======        ========        ========



     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. A concentration of credit risk may exist with respect to trade receivables as substantially all customers are affiliated with the dental industry. However, the Company's customer base is made up of a large number of geographically diverse worldwide customers, except for one European distributor and its affiliates which account for 11%, 12%, 12%, 12%, 13% and 13% of sales for the years ended December 31, 1994 and 1995, the period January 1, 1996 through November 15, 1996, the period November 16, 1996 through December 31, 1996, and nine months ended September 30, 1996 (unaudited) and 1997 (unaudited), respectively. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.


13. RELATED PARTY TRANSACTIONS

     Effective November 16, 1996, the Company entered into a five year management services agreement with S-O Management LLC, the sole stockholder of the Company. The agreement provides for management and other advisory services to the Company for an annual fee of $250. Such agreement terminates upon consummation of an initial public offering of the Company's Common Stock.

     Bausch & Lomb provided certain payroll related benefits to the employees of the Predecessor. Such costs have been charged to the Predecessor by Bausch & Lomb based on a percentage of payroll and are included in the consolidated statements of operations as selling, general and administrative expense for the years ended December 31, 1994 and 1995 and the period January 1 through November 15, 1996 in the amounts of $108, $649 and $1,390, respectively. Management believes that the method used to charge these expenses reasonably reflects the actual costs of such benefits provided and that such expenses on a stand-alone basis would not produce materially different results.

14. SUBSEQUENT EVENTS


     In August 1997, the Company amended its Restated and Amended Certificate of Incorporation to (i) increase the number of authorized shares of Common Stock from 1,000 to 35,000,000, (ii) decrease the par value per share of the common stock from $.01 to $.0001, (iii) amend the conversion rights on the Class B Preferred Stock to delay automatic conversion until the later of the closing of the Company's initial public offering or March 31, 1998, and (iv) provide for the automatic conversion of $20,000 of the outstanding shares

                                STERI-OSS, INC.

          (ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE RELATED DATA)


of Class A and Class C mandatorily redeemable preferred stock into an aggregate of 1,433,537 shares of common stock, upon consummation of the Offering, in lieu of exercising their redemption rights. The Company intends to further amend its Certificate of Incorporation to provide for the automatic conversion of the remaining outstanding shares of Class A and Class C mandatorily redeemable Preferred Stock totaling $5,185 into an aggregate of 823,182 shares of common stock upon consummation of the Offering. The remaining $10,000 of mandatorily redeemable preferred stock will be redeemed by using the proceeds from the Offering.



     In August 1997, the Board of Directors declared a 50-for-one split of its common stock which was effected in October 1997. All share and per share data for the Company have been adjusted to give retroactive effect for this stock split.


     In August 1997, the Board of Directors authorized the filing of a registration statement for the Offering of the Company's $0.0001 par value common stock.


     In August 1997, the Board of Directors established a stock option plan (the "Plan"). The Plan is divided into the following separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers, non-employee Board Members and consultants) may be granted options to purchase shares of common stock at an exercise price not less than their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly through the purchase of shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the performance of services, (iii) the Stock Investment Option Grant Program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special stock option grants, and (iv) the Director Fee Option Grant Program, pursuant to which the non-employee Board members may apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special stock option grants.



     In August 1997, the Company granted options to purchase an aggregate of 226,000 shares of common stock under the Plan to certain employees of the Company. In September 1997, the Company granted options to purchase an aggregate of 9,000 shares of common stock under the Plan to three employees of the Company. In December 1997, the Company granted options to purchase an aggregate of 95,000 shares of common stock under the Plan to four officers of the Company. All of such options were granted at an exercise price equal to the Offering price.


     In September 1997, the holders of warrants to purchase an aggregate of 4,750,000 shares of common stock irrevocably elected to exercise all of such warrants immediately prior to the consummation of the Offering.

======================================================


  No dealer, salesperson or other person has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus or that there has been no change in the affairs of the Company since such date.


                            ------------------------


                               TABLE OF CONTENTS



                                            PAGE
Prospectus Summary........................      3
Risk Factors..............................      6
Use of Proceeds...........................     13
Dividend Policy...........................     13
Capitalization............................     14
Dilution..................................     15
Unaudited Pro Forma Consolidated Financial
  Data....................................     16
Selected Historical Consolidated Financial
  Data....................................     21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     22
Business..................................     29
Management................................     40
Certain Transactions......................     48
Principal Stockholders....................     50
Description of Capital Stock..............     52
Shares Eligible for Future Sale...........     55
Underwriting..............................     56
Legal Matters.............................     57
Experts...................................     57
Additional Information....................     58
Index to Consolidated Financial
  Statements..............................    F-1


                            ------------------------


  Until      , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


======================================================
======================================================


                                3,000,000 Shares


                                [STERI-OSS LOGO]

                                  Common Stock

                          ----------------------------

                                   PROSPECTUS

                                           , 1998

                          ----------------------------


                                 UBS Securities


                                  Furman Selz


------------------------------------------------------

------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission and NASD registration fees. All of the expenses below will be paid by the Registrant.


                                      ITEM
    -------------------------------------------------------------------------
    Registration fee.........................................................  $   26,204
    NASD Filing Fee..........................................................       9,148
    Nasdaq National Market listing fee.......................................      20,000
    Blue sky fees and expenses...............................................       5,000
    Printing and engraving expenses..........................................     150,000
    Legal fees and expenses..................................................     350,000
    Accounting fees and expenses.............................................     350,000
    Transfer Agent and Registrar fees........................................       5,000
    Miscellaneous............................................................      84,648
                                                                               ----------
              Total..........................................................  $1,000,000
                                                                               ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Registrant's Bylaws (Exhibit 3.3 hereto) provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Delaware law. The Bylaws require the Registrant, subject to certain limitations, to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the directors and officers to repay such advances if it is ultimately determined that the directors or officers are not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence.

     In addition, the Registrant's Certificate (Exhibit 3.1 hereto) provides that the Registrant shall indemnify its directors and officers if such persons acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and (iii) with respect to any criminal action or proceeding, with reasonable cause to believe such conduct was lawful. The Certificate also provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. This provision in the Certificate does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate further provides that the Registrant is authorized to indemnify its directors and officers to the fullest extent permitted by law through the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

     The Registrant intends to obtain directors' and officers' liability insurance in connection with the Offering.

     In addition, the Registrant has entered or, concurrently with the Offering, will enter, into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements will, among other things, indemnify the Registrant's directors and certain of its officers for certain expenses (including attorneys fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services by that person as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Registrant.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its officers and directors, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of transactions by the Registrant during the last three years preceding the date of this Registration Statement involving sales of the Registrant's securities that were not registered under the Securities Act:

          1. In November 1996 in connection with the Acquisition, the Registrant issued (i) 22,000 shares of Class A Preferred Stock and warrants to purchase 2,900,000 shares of Common Stock at an exercise price of $0.0002 per share to one accredited investor for an aggregate consideration of $22.0 million; (ii) 10,000 shares of Class B Preferred Stock to Bausch & Lomb in consideration for the payment of a portion of the purchase price for the assets of S-O ($10.0 million); (iii) 3,185 shares of Class C Preferred Stock and warrants to purchase 477,750 shares of Common Stock at an exercise price of $0.0002 per share to three accredited investors for an aggregate consideration of $3.2 million, which included the cancellation of indebtedness in the amount of $10,000; (iv) 50,000 shares of Common Stock and warrants to purchase 745,400 shares of Common Stock at an exercise price of $0.0002 per share to one accredited investor for an aggregate consideration of $1,000; and (v) warrants to purchase an aggregate of 428,000 shares of Common Stock at an exercise price of $0.0002 per share granted to the Registrant's senior lenders and subordinated lenders in consideration for making loans to the Registrant and (vi) warrants to purchase an aggregate of 198,850 shares of Common Stock at an exercise price of $.0002 per share granted to Larkspur Capital Corporation. The foregoing issuances were exempt from the registration requirements of the Securities Act on the basis that such transactions did not involve any public offering. Larkspur Capital Corporation acted as placement agent for this transaction.


          2. In January 1997, the Registrant granted performance stock options and executive stock options to certain members of the Company's senior management team for the purchase of up to an aggregate of 442,061 shares of Common Stock at an exercise price equal to $0.40 per share. The executive stock options are fully vested and the performance options will vest in full upon consummation of the Offering. In January 1997, the Registrant also granted options to purchase an aggregate of 214,200 shares of Common Stock to the Directors of the Registrant at an exercise price of $1.00 per share. Such options are fully-vested. In May 1997, the Registrant granted performance options to purchase an aggregate of 77,089 shares of Common Stock at an exercise price of $0.40 per share to certain other employees of the Registrant. Such options will vest in full upon consummation of the Offering. Between August 1997 and December 1997, the Registrant granted options to purchase an aggregate of 330,000 shares of Common Stock under the 1997 Plan to certain employees of the Registrant at an exercise price per share equal to the initial public offering price. All of the options granted under the 1997 Plan vest at the rate of 25% on the first anniversary of their respective grant dates and thereafter vest in 36 equal monthly installments. None of the optionees referred to in this Item 2 paid any cash consideration for these options. The grant of all of such options did not involve a "sale" of securities and, therefore, no registration was required. The issuance of Common Stock upon exercise of such options is exempt by reason of Section 4(2) of the Securities Act and Rule 701 thereunder.

          3. In August 1997, the Registrant amended its Certificate of Incorporation and Certificates of Designation to (i) reduce the authorized par value of the Registrant's Common Stock and Preferred Stock from $.01 per share to $0.0001 per share and (ii) provide for the automatic conversion of a portion of the Registrant's Class A Preferred Stock and Class C Preferred Stock upon consummation of a qualifying initial public offering. In January 1998, the Registrant plans to amend its Certificate of Incorporation and Certificate of Designation to provide for the automatic conversion of the remaining outstanding shares of the Registrant's Class A Preferred Stock and Class C Preferred Stock upon consummation of the Offering. The issuance of shares of Common Stock upon conversion of the mandatorily redeemable Preferred Stock in the Preferred Stock Conversion will not be registered under the Securities Act by reason of the exemption provided by Section 3(a)(9) thereof.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following Exhibits are attached hereto and incorporated herein by reference.


 1.1         Form of Underwriting Agreement.
 3.1*        Certificate of Amendment of Restated Certificate of Incorporation of the
             Registrant as filed with the Delaware Secretary of State on August 25,
             1997.
 3.2*        Amended and Restated Certificate of Incorporation of the Registrant to
             be filed with the Delaware Secretary of State upon consummation of the
             Offering.
 3.3*        Amended and Restated Bylaws of the Registrant.
 3.4         Certificate of Amendment of Restated Certificate of Incorporation of the
             Registrant to be filed with the Delaware Secretary of State in January
             1998.
 4.1*        Specimen certificate representing shares of Common Stock of the
             Registrant.
 4.2*        1997 Stock Incentive Plan, together with form of related Stock Option
             Agreement (and related Notice of Grant of Option) and Stock Issuance
             Agreement.
 4.3*        Form of Performance Stock Option.
 4.4*        Form of Executive Officer Non-Qualified Stock Option Agreement.
 4.5*        Form of Director Stock Option Agreement.
 5.1         Form of Opinion of Brobeck, Phleger & Harrison LLP.
10.1*        Form of Indemnification Agreement.
10.2*        Securities Purchase Agreement dated November 15, 1996, between the
             Registrant and The 1818 Fund II, L.P.
10.3*        Secured Credit Agreement dated November 15, 1996, among the Registrant,
             First Source Financial LLP and Union Bank of California, N.A. (the
             "Lenders"), together with Security Agreement dated November 15, 1996, between the Registrant and First Source Financial LLP, as Collateral
             Agent for the Lenders, and Pledge Agreement dated November 15, 1996, between the Registrant and First Source Financial LLP, as Collateral
             Agent for the Lenders.
10.4*        Registration Rights Agreement dated November 15, 1996, among the
             Registrant, The 1818 Fund II, L.P., S-O Acquisition LLC, S-O Management
             LLC, Larkspur Capital Corporation, First Source Financial LLP, Union
             Bank of California, N.A., The Equitable Life Assurance Society of the
             United States, Exeter Venture Lenders, L.P. and Exeter Equity Partners,
             L.P.
10.5*        Form of Warrant to Purchase Shares of Common Stock
10.6+*       Letter Agreement dated July 19, 1990, between the Registrant and Metaux
             Precieux Metalor Deutschland Gmbh.
10.7         Intentionally omitted.

10.8+        License Agreement dated April 28, 1994, between the Registrant and
             Dental Imaging Associates, Inc., together with Addendum thereto dated
             April 11, 1995, between the Registrant and Dental Imaging Associates,
             Inc.
10.9*        Employment Agreement dated November 15, 1996, between the Registrant and
             Kenneth A. Darienzo.
10.10*       Employment Agreement dated November 15, 1996, between the Registrant and
             Martin J. Dymek.
10.11*       Employment Agreement dated November 15, 1996, between the Registrant and
             Kenneth K. Krueger.
10.12*       Sublease dated January 6, 1993, between the Registrant and Great Western
             Real Estate.
10.13*       Asset Purchase Agreement dated July 22, 1996, between the Registrant,
             S-O and Bausch & Lomb.
10.14*       Distribution Agreement dated April 18, 1997, between Registrant and
             Interpore Orthopaedics, Inc.
10.15*       License Agreement dated April 18, 1997, between the Registrant and
             Interpore International.
10.16        Commitment Letter Agreement dated December 24, 1997, between Union Bank and S-O Operating Corp.
10.17        Sublease Agreement dated September 30, 1997, between the Registrant and
             John H. Harland Company, together with Standard Form Lease dated January
             31, 1989 between Metropolitan Life Insurance Company and Interchecks,
             Incorporated and all amendments thereto.
10.18        Standard Industrial/Commercial Single-Tenant Lease dated November 15,
             1997, among the Registrant, Koll Yorba Linda Associates and DK Northwest
             Holdings, L.P.
11.1         Statement Regarding Computation of Pro Forma Net Loss Per Share.
11.2         Statement Regarding Computation of Supplemental Net Income Per Share.
21.1*        List of Subsidiaries.
23.1         Consent of Price Waterhouse LLP, Independent Accountants.
23.2         Consent of Price Waterhouse LLP, Independent Accountants.
23.3         Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit 5.1).
24.1*        Power of Attorney.
27.1         Financial Data Schedule.


---------------
* Previously filed.

+ Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

     (B) FINANCIAL STATEMENT SCHEDULES

          (1) Schedule II. Valuation and Qualifying Accounts and Reserves.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yorba Linda, State of California, on December 29, 1997.


                                          STERI-OSS, INC.

                                          By: /s/ KENNETH A. DARIENZO
                                            ------------------------------------
                                            Kenneth A. Darienzo
                                            Chairman of the Board and
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                               TITLE                     DATE
---------------------------------------------  ----------------------------  ------------------

/s/ KENNETH A. DARIENZO                        Chairman of the Board and      December 29, 1997
---------------------------------------------    Chief Executive Officer
Kenneth A. Darienzo                              (Principal Executive
                                                 Officer)
*                                              Director                       December 29, 1997
---------------------------------------------
Henry Wendt

*                                              Director                       December 29, 1997
---------------------------------------------
Walter W. Grist

*                                              Director                       December 29, 1997
---------------------------------------------
T. Michael Long

*                                              Director                       December 29, 1997
---------------------------------------------
Douglas E. Rogers

*                                              Director                       December 29, 1997
---------------------------------------------
Andrew C. Cowen

*                                              Director                       December 29, 1997
---------------------------------------------
Fredric M. Seegal

/s/ BRUCE D. NYE                               Vice President and Chief       December 29, 1997
---------------------------------------------    Financial Officer
Bruce D. Nye                                     (Principal Accounting and
                                                 Financial Officer)


*By: /s/ KENNETH A. DARIENZO
     ---------------------------------
     Kenneth A. Darienzo
     (Attorney-in-fact)

                                                                     SCHEDULE II

                                 STERI-OSS INC.

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


                                                     BEGINNING     BAD DEBT                    ENDING
                    DESCRIPTION                       BALANCE      EXPENSE      WRITE-OFFS     BALANCE
---------------------------------------------------  ---------     --------     ----------     -------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year ended December 31, 1994.......................      55            36           (28)          63
Year ended December 31, 1995.......................      63            27           (11)          79
January 1, 1996 through November 15, 1996..........      79           179          (108)         150
November 16, 1996 through December 31, 1996........      --            --            --           --


DEFERRED TAX VALUATION ALLOWANCE


                                                               BEGINNING     INCOME TAX     ENDING
                                                                BALANCE       EXPENSE       BALANCE
                                                               ---------     ----------     -------
November 16, 1996 through December 31, 1996..................      --             40           40

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    ------    ---------------------------------------------------------------------  ------------
     1.1      Form of Underwriting Agreement.
     3.1*     Certificate of Amendment of Restated Certificate of Incorporation of
              the Registrant as filed with the Delaware Secretary of State on
              August 25, 1997.
     3.2*     Amended and Restated Certificate of Incorporation of the Registrant
              to be filed with the Delaware Secretary of State upon consummation of the Offering.
     3.3*     Amended and Restated Bylaws of the Registrant.
     3.4      Certificate of Amendment of Restated Certificate of Incorporation of
              the Registrant to be filed with the Delaware Secretary of State in
              January 1998.
     4.1*     Specimen certificate representing shares of Common Stock of the
              Registrant.
     4.2*     1997 Stock Incentive Plan, together with form of related Stock Option
              Agreement (and related Notice of Grant of Option) and Stock Issuance
              Agreement.
     4.3*     Form of Performance Stock Option.
     4.4*     Form of Executive Officer Non-Qualified Stock Option Agreement.
     4.5*     Form of Director Stock Option Agreement.
     5.1      Form of Opinion of Brobeck, Phleger & Harrison LLP.
    10.1*     Form of Indemnification Agreement.
    10.2*     Securities Purchase Agreement dated November 15, 1996, between the
              Registrant and The 1818 Fund II, L.P.
    10.3*     Secured Credit Agreement dated November 15, 1996, among the
              Registrant, First Source Financial LLP and Union Bank of California,
              N.A. (the "Lenders"), together with Security Agreement dated November
              15, 1996, between the Registrant and First Source Financial LLP, as
              Collateral Agent for the Lenders, and Pledge Agreement dated November
              15, 1996, between the Registrant and First Source Financial LLP, as
              Collateral Agent for the Lenders.
    10.4*     Registration Rights Agreement dated November 15, 1996, among the
              Registrant, The 1818 Fund II, L.P., S-O Acquisition LLC, S-O
              Management LLC, Larkspur Capital Corporation, First Source Financial
              LLP, Union Bank of California, N.A., The Equitable Life Assurance
              Society of the United States, Exeter Venture Lenders, L.P. and Exeter
              Equity Partners, L.P.
    10.5*     Form of Warrant to Purchase Shares of Common Stock
    10.6+*    Letter Agreement dated July 19, 1990, between the Registrant and
              Metaux Precieux Metalor Deutschland Gmbh.
    10.7      Intentionally omitted.
    10.8+     License Agreement dated April 28, 1994, between the Registrant and
              Dental Imaging Associates, Inc., together with Addendum thereto dated
              April 11, 1995, between the Registrant and Dental Imaging Associates,
              Inc.
    10.9*     Employment Agreement dated November 15, 1996, between the Registrant and Kenneth A. Darienzo.
    10.10*    Employment Agreement dated November 15, 1996, between the Registrant and Martin J. Dymek.

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    ------    ---------------------------------------------------------------------  ------------
    10.11*    Employment Agreement dated November 15, 1996, between the Registrant and Kenneth K. Krueger.
    10.12*    Sublease dated January 6, 1993, between the Registrant and Great
              Western Real Estate.
    10.13*    Asset Purchase Agreement dated July 22, 1996, between the Registrant,
              S-O and Bausch & Lomb.
    10.14*    Distribution Agreement dated April 18, 1997, between Registrant and
              Interpore Orthopaedics, Inc.
    10.15*    License Agreement dated April 18, 1997, between the Registrant and
              Interpore International.
    10.16     Commitment Letter Agreement dated December 24, 1997, between Union
              Bank and S-O Operating Corp.
    10.17     Sublease Agreement dated September 30, 1997, between the Registrant and John H. Harland Company, together with Standard Form Lease dated
              January 31, 1989 between Metropolitan Life Insurance Company and
              Interchecks, Incorporated and all amendments thereto.
    10.18     Standard Industrial/Commercial Single-Tenant Lease dated November 15,
              1997, among the Registrant, Koll Yorba Linda Associates and DK
              Northwest Holdings, L.P.
    11.1      Statement Regarding Computation of Pro Forma Net Loss Per Share.
    11.2      Statement Regarding Computation of Supplemental Net Income Per Share.
    21.1*     List of Subsidiaries.
    23.1      Consent of Price Waterhouse LLP, Independent Accountants.
    23.2      Consent of Price Waterhouse LLP, Independent Accountants.
    23.3      Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit
              5.1).
    24.1*     Power of Attorney.
    27.1      Financial Data Schedule.


---------------

* Previously filed.

+ Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.